      As filed with the Securities and Exchange Commission on June 29, 2006
                                                     Registration No. 333-______

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------

                              GLACIER BANCORP, INC.
             (Exact name of registrant as specified in its charter)

           MONTANA                         6022                   81-0519541
(State or other jurisdiction   (Primary standard industrial    (I.R.S. employer
      of incorporation          classification code number)   identification no.)
      or organization)

            49 COMMONS LOOP, KALISPELL, MONTANA 59901 (406) 756-4200 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                   ----------

                               MICHAEL J. BLODNICK
                      President and Chief Executive Officer
                                 49 Commons Loop
                            Kalispell, Montana 59901
                                 (406) 756-4200
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   ----------

                          Copies of communications to:
STEPHEN M. KLEIN                                                     KEVIN KELLY
KIMBERLY F. STEPHAN                                            TENNYSON GREBENAR
Graham & Dunn PC                                 Rothgerber, Johnson & Lyons LLP
Pier 70                                             One Tabor Center, Suite 3000
2910 Alaskan Way, Suite 300                              1200 Seventeenth Street
Seattle, Washington 98121-1128                       Denver, Colorado 80202-5855
Telephone: (206) 340-9615                              Telephone: (303) 628-9514
Facsimile: (206) 340-9599                             Facsimile:  (303) 623-9222

                                   ----------

 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE PUBLIC:

 The date of mailing of the enclosed proxy statement/prospectus to shareholders of First National Bank of Morgan.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                         CALCULATION OF REGISTRATION FEE

=====================================================================================
Title of Each                       Proposed Maximum  Proposed Maximum   Amount of
Class of Securities  Amount Being   Offering Price    Aggregate          Registration
Being Registered     Registered(1)  Per Share         Offering Price(2)  Fee(2)
-------------------------------------------------------------------------------------
Common Stock,
   $0.01 Par Value   400,000        N/A               [$642,000]         $0.00
=====================================================================================

(1) Represents the maximum number of shares of common stock, $0.01 par value per share estimated to be issuable by Glacier Bancorp, Inc ("Glacier") upon consummation of the acquisition of First National Bank of Morgan ("First National") by Glacier.

(2) Calculated in accordance with Rule 457(f) under the Securities Act of 1933, the proposed maximum offering price of [$642,000] is computed by subtracting $10,000,000 (the cash to be paid by Glacier) from the product of (A) $1,871.60, the per-share book value of First National common stock on March 31, 2006, times (B) 5,000 (the maximum number of shares of First National common stock expected to be exchanged for the common stock being registered).

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT WILL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT WILL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

PROXY STATEMENT                                                    PROSPECTUS OF
OF FIRST NATIONAL BANK OF MORGAN                           GLACIER BANCORP, INC.

                  MERGER PROPOSED - YOUR VOTE IS VERY IMPORTANT

Dear First National Bank of Morgan Shareholders:

     The boards of directors of First National Bank of Morgan and Glacier Bancorp, Inc. have agreed on a merger of First National and a to-be-formed subsidiary of Glacier. When the merger occurs, First National will operate as a wholly owned subsidiary of Glacier.

     Under the terms of the Plan and Agreement of Merger, dated May 31, 2006, Glacier will pay a total of $20 million in cash and Glacier common stock. This aggregate consideration amount is subject to adjustment as a result of any excess First National transaction fees or a shortfall in the amount of First National capital required at closing of the merger, as well as for a decline in the trading price of both Glacier common stock and the average price of the common stock of certain other publicly traded financial institutions. The merger agreement provides that approximately 50% of the aggregate merger consideration will be payable in Glacier common stock and approximately 50% will be payable in cash. However, individual First National shareholders will be allowed to choose whether to exchange their First National shares entirely for shares of Glacier stock, entirely for cash, or for a combination of Glacier stock and cash. Because the total amount of cash and total value of stock is fixed, you may receive a combination of cash and stock that differs from your election, if too many First National shareholders elect to receive one form of consideration over the other. A FORM FOR MAKING YOUR ELECTION IS ENCLOSED.

     The number of shares of Glacier common stock that will be exchanged for shares of First National common stock will not be determined until ten days prior to the merger. As explained in more detail in this document, whether you elect to receive Glacier common stock, cash or a combination of stock and cash for your shares, the value of the consideration that you receive as of the completion date will be substantially the same, based on the average Glacier common stock price used to calculate the merger consideration.

     In the merger, assuming that the base merger consideration of $20 million is not decreased in connection with an overall stock market price decline or for excess transaction fees or shortfall in the amount of capital required at closing, First National shareholders will receive $4,000, in cash and/or Glacier common stock, per First National share. Based on the same assumptions, First National shareholders will own approximately 1% of Glacier's outstanding common stock following the merger.

     Your board of directors believes that the terms of the merger are fair and in the best interest of First National and its shareholders. In reaching this decision, the board considered numerous factors as described in the attached proxy statement/prospectus.

     THE MERGER CANNOT BE COMPLETED UNLESS YOU APPROVE IT. Approval requires the affirmative vote of the holders of at least two thirds (66 2/3%) of the shares of First National's outstanding common stock. We will hold a special shareholders' meeting to vote on the merger proposal. THE FIRST NATIONAL SPECIAL SHAREHOLDERS' MEETING WILL BE HELD ON ___________, ___________, 2006, AT ______
__.M. LOCAL TIME, AT ________________________, _______, UTAH. Whether or not you
plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed form of proxy. IF YOU DO NOT VOTE YOUR SHARES, IT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE MERGER.

     On behalf of the First National board of directors, I recommend that you vote FOR approval of the merger.


                                         ---------------------------------------
                                         Stanton R. Nielsen
                                         President and Chief Executive Officer

NONE OF THE FEDERAL DEPOSIT INSURANCE CORPORATION, SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE SECURITIES TO BE ISSUED BY GLACIER OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SHARES OF GLACIER COMMON STOCK TO BE ISSUED IN THE MERGER ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY. SUCH SHARES ARE NOT GUARANTEED BY GLACIER OR FIRST NATIONAL AND ARE SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

                                   ----------

          This proxy statement/prospectus is dated _____________, 2006, and is first being mailed to First National shareholders on _____________, 2006.

                          FIRST NATIONAL BANK OF MORGAN
                             120 NORTH STATE STREET
                               MORGAN, UTAH 84050

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ___________, 2006

TO THE SHAREHOLDERS OF FIRST NATIONAL BANK OF MORGAN:

     A special meeting of shareholders of First National Bank of Morgan will be held on __________, 2006, at _____ __.m. local time, at ___________________,
_________________. The special meeting is for the following purposes:

1. MERGER AGREEMENT. To consider and vote upon a proposal to approve the Plan and Agreement of Merger, dated as of May 31, 2006, among Glacier Bancorp, Inc., First National and New First National Bank of Morgan, a subsidiary of Glacier to be formed, under the terms of which First National will merge with and into New First National, as more fully described in the accompanying proxy statement/prospectus. The merger agreement is attached as APPENDIX A to the proxy statement/prospectus that accompanies this notice.

2. OTHER MATTERS. If necessary, to consider and act upon a proposal to adjourn the meeting to permit us to solicit additional proxies in the event that we do not have sufficient votes to approve the merger as of the date of the meeting.

     Holders of record of First National common stock at the close of business on _________, 2006, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of it. The affirmative vote of the holders of at least two thirds (66 2/3%) of the shares of First National's outstanding common stock is required for approval of the merger agreement. As of _________, 2006 [record date], there were 5,000 shares of First National common stock outstanding and entitled to vote at the special meeting.

     First National shareholders have the right to dissent from the merger and obtain payment of the value of their First National shares under the applicable provisions of the National Bank Act. A copy of the applicable provisions regarding dissenters' rights is attached as APPENDIX B to the accompanying proxy statement/prospectus. For details of your dissenters' rights and how to exercise them, please see the discussion under the heading "The Merger--Dissenters' Rights of Appraisal."

     YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the special meeting, please complete, sign, date and promptly return the accompanying proxy using the enclosed envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting. IF YOU DO NOT VOTE YOUR SHARES, IT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE MERGER.

     THE BOARD OF DIRECTORS OF FIRST NATIONAL HAS DETERMINED THAT THE MERGER AGREEMENT IS FAIR TO AND IN THE BEST INTERESTS OF FIRST NATIONAL AND ITS SHAREHOLDERS AND RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

     PLEASE DO NOT SEND ANY CERTIFICATES FOR YOUR STOCK AT THIS TIME. YOU WILL RECEIVE INSTRUCTIONS ON HOW TO EXCHANGE YOUR CERTIFICATES SOON AFTER THE MERGER IS CONSUMMATED.

                                         By Order of the Board of Directors,


                                         ---------------------------------------
                                         Stanton R. Nielsen, Secretary
Morgan, Utah
___________, 2006

                      REFERENCES TO ADDITIONAL INFORMATION

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT GLACIER FROM DOCUMENTS THAT ARE NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT.

     You can obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from Glacier at the following address:

                              Glacier Bancorp, Inc.
                                 49 Commons Loop
                            Kalispell, Montana 59901
                  ATTN: James H. Strosahl, Corporate Secretary
                            Telephone: (406) 751-4702

     You will not be charged for the documents that you request. If you would like to request documents, please do so by __________, 2006 in order to receive them before the First National special shareholders' meeting.

     See "Where You Can Find More Information About Glacier."

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
QUESTIONS AND ANSWERS ABOUT THIS DOCUMENT AND THE MERGER.................     2
SUMMARY..................................................................     7
RISK FACTORS.............................................................    12
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS.....................    14
SELECTED HISTORICAL FINANCIAL INFORMATION OF GLACIER.....................    15
HISTORICAL AND PRO FORMA PER SHARE DATA..................................    17
COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION.........................    18
FIRST NATIONAL SPECIAL SHAREHOLDERS' MEETING.............................    20
BACKGROUND OF AND REASONS FOR THE MERGER.................................    21
THE MERGER...............................................................    29
INFORMATION CONCERNING FIRST NATIONAL....................................    47
DESCRIPTION OF GLACIER'S CAPITAL STOCK...................................    51
COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF GLACIER AND FIRST
   NATIONAL COMMON STOCK.................................................    51
CERTAIN LEGAL MATTERS....................................................    54
EXPERTS..................................................................    55
WHERE YOU CAN FIND MORE INFORMATION ABOUT GLACIER........................    55

Appendix A - Plan and Agreement of Merger

Appendix B - Applicable Provisions of Section 215a of the National Bank Act
             Regarding Dissenter's Rights

Appendix C - Opinion of Hovde Financial, Inc., Financial Advisor to First
             National Bank of Morgan

            QUESTIONS AND ANSWERS ABOUT THIS DOCUMENT AND THE MERGER

WHAT IS THE PURPOSE OF THIS PROXY STATEMENT/PROSPECTUS?

     This document serves as both a proxy statement of First National Bank of Morgan and a prospectus of Glacier Bancorp, Inc. As a proxy statement, it is being provided to you by First National because the board of directors of First National is soliciting your proxy to vote to approve the proposed merger of First National with and into New First National Bank of Morgan. After the merger, the surviving First National will be wholly owned by Glacier. As a prospectus, it is being provided to you by Glacier because Glacier is offering you shares of its common stock as partial consideration for your First National shares.

WHAT WILL FIRST NATIONAL SHAREHOLDERS RECEIVE IN THE MERGER?

     Under the terms of the Plan and Agreement of Merger, dated as of May 31, 2006, by and between Glacier and First National, Glacier will pay cash and issue shares of its common stock in exchange for all outstanding shares of First National common stock. The merger agreement provides that the total merger consideration will be $20 million. The total merger consideration may be reduced, if applicable, in connection with any excess First National transaction fees or if First National's capital at closing is below a specified level. In addition, the total stock consideration may be reduced if there is a decline in both the price of Glacier's common stock and the average prices for the common stock of certain other publicly traded financial institutions.

     Based on the 5,000 First National's shares that are currently outstanding, and assuming the $20 million purchase price is not decreased as set forth in the preceding paragraph, the purchase price per First National share will be $4,000.

WHAT WILL I RECEIVE IN THE MERGER?

Under the merger agreement, unless you provide a notice of dissent, you may elect to receive for your shares either:

     -    all cash,

     -    all Glacier common stock, or

     - a combination of cash and Glacier common stock that you select in 10% increments.

     All elections are subject to the allocation procedures described in this document, if too many shareholders elect one form of consideration over the other. As a result, you may not receive the form of merger consideration that you elect. See "The Merger - Allocation" for a more detailed discussion of allocation procedures under the merger agreement.

WHAT HAPPENS IF I ELECT TO RECEIVE CASH IN THE MERGER AND FIRST NATIONAL SHAREHOLDERS ELECT TO RECEIVE MORE CASH THAN IS PERMITTED UNDER THE MERGER AGREEMENT?

     The total amount of cash to be paid by Glacier in the merger is fixed. If First National shareholders elect to receive more cash than is permitted by the merger agreement, your election to receive cash may be adjusted so as not to exceed the limitations set forth in the merger agreement. In that event, you may receive some stock despite your cash election. Glacier will first allocate stock in the merger to First National shares for which no valid election has been received in an effort to both honor elections and not exceed the total cash to be paid by Glacier. However, if there are insufficient amounts of no-electing First National shares to which excess Glacier common stock may be allocated, it will be necessary to adjust elections. For a detailed description of the allocation procedures, please see the discussion under the heading "The Merger - Allocation."

WHAT HAPPENS IF I ELECT TO RECEIVE STOCK IN THE MERGER AND FIRST NATIONAL SHAREHOLDERS ELECT TO RECEIVE MORE STOCK THAN IS PERMITTED UNDER THE MERGER AGREEMENT?

     As in the case of excess cash elections by First National shareholders, adjustments to shareholder elections may be necessary to ensure that the total Glacier shares to be issued in the merger do not exceed the fixed amount. If you elect to receive stock and too many other shareholders elect stock, your election may be adjusted so as not to exceed the limitations set forth in the merger agreement and, consequently, you may receive cash despite your stock election. Again, Glacier will first allocate cash to no-electing shares in an attempt to honor elections made by shareholders. However, there may not be sufficient amounts of no-electing shares to meet applicable limits on the issuance of stock by Glacier. In that case, you may receive cash for some of your shares for which you elected stock, which will likely result in the recognition of gain or loss on a portion of your First National shares and be a taxable event to you. Please see "The Merger - Federal Income Tax Consequences of the Merger" for a discussion of the tax consequences of the receipt of cash in the merger.

WHAT IS THE AMOUNT OF CASH AND/OR THE NUMBER OF SHARES OF GLACIER COMMON STOCK THAT I WILL RECEIVE FOR MY SHARES OF FIRST NATIONAL COMMON STOCK?

     The total merger consideration will not be determined until the effective date of the merger, because such consideration is subject to possible reduction in the event of certain excess transaction fees or if First National's closing capital is below the specified amount, or there is a decline in both the market price for Glacier common stock and the common stock for a peer group of comparable financial institutions. Additionally, the actual aggregate number of shares of Glacier common stock to be issued in the merger will not be determined until the tenth calendar day immediately prior to the effective date of the merger. As a result, the actual amount of cash and/or number of shares of Glacier common stock that you will receive for each of your First National shares will not be determined until shortly after the effective date of the merger. Those amounts will be determined based on a formula set forth in the merger agreement and described in this document, and once they are determined, those amounts will be made available on Glacier's website at www.glacierbancorp.com.

IS THE VALUE OF THE PER SHARE CONSIDERATION THAT I RECEIVE EXPECTED TO BE SUBSTANTIALLY EQUIVALENT REGARDLESS OF WHICH ELECTION I MAKE?

     Yes. The formula that will be used to calculate the consideration is intended to substantially equalize the value of the consideration to be received for each share of First National common stock in the merger, as measured during the valuation period ending on the determination date, regardless of whether you elect to receive cash or stock. However, as the value of Glacier stock fluctuates with its trading price, the value of the Glacier stock you receive for a First National share likely will not be the exact same as the cash to be paid per share on any given day after the tenth calendar day preceding the merger (that is, after the Glacier value per share for the merger is established, as described elsewhere in this document).

HOW DO I ELECT THE FORM OF CONSIDERATION I PREFER TO RECEIVE?

     A green election form with instructions for making your election as to the form of consideration you prefer to receive in the merger accompanies this proxy statement/prospectus. To make your election, you must submit a green election form to Glacier's exchange agent before 5:00 p.m. Mountain Time on _______, 2006, which is the tenth (10th) business day after the date of the First National special meeting. The election procedures are described under "The Merger - Election Procedure."

WHAT IS THE DEADLINE FOR RECEIPT OF MY ELECTION FORM?

     The green election forms must be received by the exchange agent by 5:00 p.m., Mountain Time, on __________, 2006.

MAY I CHANGE MY ELECTION ONCE IT HAS BEEN SUBMITTED?

     Yes. You may change your election so long as your new election is received by the exchange agent prior to 5:00 p.m. on __________, 2006. To change your election, you must send the exchange agent a written notice revoking any election previously submitted. You may at that time provide a new election.

WHAT HAPPENS IF I DO NOT MAKE AN ELECTION PRIOR TO THE DEADLINE?

     If you fail to submit a valid green election form to the exchange agent prior to 5:00 p.m. Mountain Time on _________, 2006, then you will be deemed to have made no election and will be issued either shares of Glacier common stock or cash for your shares, depending on the elections made by other shareholders.

WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO ME?

     We expect that for United States federal income tax purposes, the exchange of shares of First National common stock solely for shares of Glacier common stock generally will not cause you to recognize any taxable gain or loss. We also expect that if you receive a combination of cash and stock in exchange for your First National shares, you will be required to recognize any gain to the extent cash is received in the merger, and you will not be entitled to recognize any loss realized. If you receive solely cash in the merger, you will recognize any gain or loss realized on the disposition of your First National shares. We urge you to consult your tax adviser to fully understand the tax consequences of the merger to you. Tax matters are very complicated and in many cases tax consequences of the merger will depend on your particular facts and circumstances.

WILL THE SHARES OF GLACIER THAT I RECEIVE IN THE MERGER BE FREELY TRANSFERABLE?

     The Glacier common stock issued in the merger will be transferable free of restrictions under federal and state securities laws, except for shares of Glacier common stock received by persons who are deemed to be "affiliates" of First National as defined under applicable federal securities laws. See "The Merger - Stock Resales by First National Affiliates."

WHEN AND WHERE WILL THE SPECIAL MEETING TAKE PLACE?

     First National will hold a special meeting of its shareholders on __________, _______, 2006, at _______ ___.m., at ___________________,
___________________, ______, Utah.

HOW DO I VOTE?

     To vote, please indicate on the enclosed proxy card how you want to vote and then sign, date, and mail your proxy card in the enclosed white envelope AS SOON AS POSSIBLE so that your shares will be represented at the special meeting.

WHY IS MY VOTE IMPORTANT?

     If you fail to vote, that will have the same effect as voting against approval of the merger agreement. Approval of the merger agreement requires the affirmative vote of the holders of at least two thirds (66 2/3%) of the shares of First National's outstanding common stock. The directors of First National beneficially own and have the right to vote 1,560 shares, representing 31.2% of the shares entitled to be voted at the meeting, and they have each agreed to vote for the merger.

WHAT HAPPENS IF I RETURN MY PROXY BUT DO NOT INDICATE HOW TO VOTE MY SHARES?

     If you sign and return your proxy card, but do not provide instructions on how to vote your shares, your shares will be voted "FOR" approval of the merger agreement.

CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

     Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares are held in your own name, you may change your vote as follows:

     - You may send a written notice stating that you would like to revoke your proxy and provide new instructions on how to vote;

     -    You may complete and submit a later-dated proxy card; or

     - You may attend the meeting and vote in person. If you intend to vote in person and your shares are held by a broker, you should contact your broker for instructions.

     If you choose either the first or second method above, you must submit your notice of revocation or your new proxy card to First National's secretary prior to the special meeting.

WHO MAY VOTE AT THE MEETING?

     The board of directors of First National has set ________, 2006, as the record date for the meeting. If you were the owner of First National common stock at the close of business on ______, 2006, you may vote at the meeting.

WHEN WILL THE MERGER OCCUR?

     We presently expect to complete the merger during the third quarter of 2006. The merger will occur after approval of the shareholders of First National is obtained and after the merger has received regulatory approval and the other conditions to the merger are satisfied or waived. Glacier and First National are working toward completing the merger as quickly as possible.

HOW SOON AFTER THE MERGER IS COMPLETED CAN I EXPECT TO RECEIVE MY CASH OR GLACIER COMMON STOCK?

     Glacier will work with its exchange agent to distribute consideration payable in the merger as promptly as practicable following the completion of the merger.

WHAT DO I NEED TO DO NOW?

     We encourage you to read this proxy statement/prospectus in its entirety. Important information is presented in greater detail elsewhere in this document and documents governing the merger are attached as appendices to this proxy statement/prospectus. In addition, much of the business and financial information about Glacier that may be important to you is incorporated by reference into this document from documents separately filed by Glacier with the Securities and Exchange Commission ("SEC"). This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed with the SEC.

     - Following review of this proxy statement/prospectus, PLEASE COMPLETE, SIGN, AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED WHITE ENVELOPE AS SOON AS POSSIBLE so that your shares can be voted at First National's special meeting of shareholders.

     - Additionally, PLEASE COMPLETE, SIGN AND DATE THE GREEN ELECTION FORM, AND RETURN IT IN THE ENCLOSED GREEN ENVELOPE, to Glacier's exchange agent before the close of business on _________, 2006.

WHAT IF I CHOOSE NOT TO READ THE INCORPORATED DOCUMENTS?

     Information contained in a document that is incorporated by reference is part of this proxy statement/prospectus, unless it is superseded by information contained directly in this proxy statement/prospectus or in documents filed with the SEC after the date of this proxy statement/prospectus. Information that is incorporated from another document is considered to have been disclosed to you WHETHER OR NOT YOU CHOOSE TO READ THE DOCUMENT.

WHAT RISKS SHOULD I CONSIDER?

     You should review carefully our discussion of "Risk Factors." You should also review the factors considered by the First National board of directors in approving the merger agreement. See "Background and Reasons for the Merger."

WHO CAN HELP ANSWER MY QUESTIONS?

     If you have questions about the merger, the meeting, or your proxy, or if you need additional copies of this document or a proxy card, you should contact:

     Stanton R. Nielsen
     First National Bank of Morgan
     120 North State Street
     Morgan, Utah 84050
     (801) 829-3402
     e-mail: stanton@morgan1st.com

     This proxy statement/prospectus does not cover any resale of the securities to be received by shareholders of First National upon consummation of the proposed merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

        THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS ___________, 2006.

                                     SUMMARY

     This summary, together with the preceding section entitled "Questions and Answers about this Document and the Merger," highlights selected information about this proxy statement/prospectus. We urge you to read carefully the entire proxy statement/prospectus and any other documents to which we refer to fully understand the merger. The merger agreement is attached as APPENDIX A to this proxy statement/prospectus. Each item in the summary refers to the page in this proxy statement/prospectus where that subject is discussed in more detail.

INFORMATION ABOUT GLACIER AND FIRST NATIONAL

     GLACIER BANCORP, INC.
     49 Commons Loop
     Kalispell, Montana 59901
     (406) 756-4200

     Glacier, headquartered in Kalispell, Montana, is a Montana corporation, initially incorporated in Delaware in 1990, and subsequently incorporated under Montana law in 2004. Glacier is a regional multi-bank holding company providing commercial banking services from over 70 banking offices throughout Montana, Idaho, Wyoming, Utah and Washington. Glacier offers a wide range of banking products and services, including transaction and savings deposits, commercial, consumer and real estate loans, mortgage origination services, and retail brokerage services. Glacier serves individuals, small to medium-sized businesses, community organizations and public entities.

     Glacier is the parent holding company of nine wholly owned subsidiary commercial banks: Glacier Bank; Mountain West Bank; First Security Bank of Missoula; Western Security Bank; First National Bank - West; Big Sky Western Bank; Valley Bank of Helena; Glacier Bank of Whitefish; and Citizens Community Bank. Glacier is also the holding company of three financing subsidiaries.

     As of March 31, 2006, Glacier had total assets of approximately $3.8 billion, total net loans receivable and loans held for sale of approximately $2.5 billion, total deposits of approximately $2.7 billion and approximately $344.4 million in shareholders' equity. Glacier common stock trades on The NASDAQ Stock Market under the symbol "GBCI."

     On April 20, 2006, Glacier announced that it had entered into a merger agreement with Citizens Development Company, headquartered in Billings, Montana, pursuant to which, if consummated, shares of Citizens will be converted into the right to receive shares of Glacier common stock and cash in an aggregate amount of $77 million.

     On June 6, 2006, Glacier filed a registration statement to issue shares of its common stock. Prior to consummation of the merger, Glacier intends to sell approximately one million shares in an underwritten offering.

     Financial and other information regarding Glacier is set forth in Glacier's annual report on Form 10-K for the year ending December 31, 2005, and the quarterly report on Form 10-Q for the quarter ending March 31, 2006. Information regarding Glacier's executive officers and directors, as well as additional information, including executive compensation, certain relationships and related transactions, is set forth or incorporated by reference in Glacier's annual report on Form 10-K for the year ending December 31, 2005 and Glacier's proxy statement for its 2006 annual meeting of shareholders, and the Forms 8-K filed by Glacier and incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information About Glacier."

     FIRST NATIONAL BANK OF MORGAN
     120 North State Street
     Morgan, Utah
     (801) 829-3402

     First National, headquartered in Morgan, Utah, is a national banking association, chartered in 1903. First National provides commercial banking services from its main office in Morgan, Utah, and its branch location in Mountain Green, Utah. First National offers a wide range of banking products and services, including transaction and savings deposits, commercial, consumer and real estate loans, and mortgage origination services. First National serves individuals, small to medium-sized businesses, community organizations and public entities.

     As of March 31, 2006, First National had total assets of approximately $70 million, total net loans receivable of approximately $44 million, total deposits of approximately $61 million and approximately $9 million in shareholders' equity.

FIRST NATIONAL WILL MERGE INTO A TO-BE-FORMED SUBSIDIARY OF GLACIER

     The merger agreement provides for the merger of First National with and into a to-be-formed wholly owned subsidiary of Glacier. In the merger, your shares of First National common stock will be exchanged for cash, shares of Glacier common stock or a combination of cash and Glacier common stock. After the merger, you will no longer own shares of First National.

     The merger agreement is attached as APPENDIX A to this document. We encourage you to read the merger agreement in its entirety.

FIRST NATIONAL SPECIAL MEETING

     The special meeting of shareholders of First National will be held at _____________, ______________, _______, Utah, on ________, ______, 2006 at ____
__.m., local time. At the meeting you will be asked to consider and vote upon a proposal to approve the merger agreement and consider and act upon such other matters as may properly come before the meeting or any adjournment of the meeting.

     You will be entitled to vote at the First National special meeting if you owned First National common stock at the close of business on _________, 2006. As of that date there were 5,000 shares of First National common stock entitled to be voted at the special meeting.

APPROVAL OF THE MERGER AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF AT LEAST TWO THIRDS (66 2/3%) OF THE SHARES OF FIRST NATIONAL'S OUTSTANDING COMMON STOCK

     In order to approve the merger agreement, at least two thirds (66 2/3%) of the outstanding shares of First National common stock must be voted at the special meeting in favor of approval. Glacier's shareholders do not have to vote on the transaction.

     As of the record date for the meeting, the directors of First National beneficially owned 1,560 shares, or 31.2%, of First National's outstanding common stock. The First National directors have agreed to vote their shares in favor of approval of the merger agreement.

FIRST NATIONAL REASONS FOR THE MERGER

     First National's board of directors believes that the merger is in your best interest. The board considered a number of factors in deciding to approve and recommend the terms of the merger agreement to you. These factors included the following:

     - the value and form of the consideration to be received by First National's shareholders in the merger;

     - Glacier's operating philosophy as a community-oriented bank holding company with a customer service focus, which is consistent with First National's philosophy;

     - the likely impact of the merger on the employees and customers of First National;

     - the fact that Glacier's common stock is widely held and has an active trading market; whereas, First National's stock is illiquid and is not publicly traded; and

     - the competitive and regulatory environment for First National and community banks generally.

     First National's board of directors also took into account advice of its financial advisors, Hovde Financial, Inc, which issued an opinion that the consideration to be received by First National's common shareholders in the merger is fair, from a financial point of view. See "Background and Reasons for the Merger - Reasons for the Merger" and "- Opinion of Hovde Financial" and APPENDIX C "Fairness Opinion of Hovde Financial, Inc."

WHAT FIRST NATIONAL SHAREHOLDERS WILL RECEIVE IN THE MERGER

     Under the merger agreement, Glacier will issue shares of its common stock and pay cash for all shares of First National common stock outstanding as of the date of the merger agreement. The total merger consideration that Glacier will pay will be $20 million, less the amount of any specified excess transaction fees and subject to a reduction of $2.00 for each $1.00 that First National's capital at closing is below a specified level. In addition, the number of Glacier shares to be received by First National shareholders may be reduced in the event that stock prices decline for both Glacier and an index group of its peers. The total merger consideration will be paid in approximately 50% cash and 50% shares of Glacier common stock.

     If you do not provide notice of dissent, you may elect to receive in exchange for your shares of First National common stock either (1) all cash, without interest, (2) all shares of Glacier common stock, or (3) a combination of cash, without interest, and shares of Glacier common stock. In any case, the percentage of Glacier common stock and cash that you receive will be subject to the allocation procedures described in this document.

     The total merger consideration that Glacier will pay for the shares of First National shares will be equal to (i) $20 million, less (ii) $2.00 for each $1.00 that First National's capital at closing is below $9.0 million and (iii) $1.00 for each $1.00 that First National's transaction fees, as defined, exceed $100,000, so long as no capital shortfall pricing adjustment has been made that includes such excess transaction fees. The merger agreement further provides that if Glacier's average closing price is below $25.50 and Glacier's stock has not declined relative to an index group of comparable institutions, then the number of Glacier shares to be received by First National shareholders will be locked at the number of shares that would have been issued had the Glacier average closing price been $25.50.

     The actual aggregate number of shares of Glacier common stock to be issued in the merger cannot be determined until the tenth calendar day immediately prior to the effective date of the merger. The actual amount of cash and/or Glacier common stock that you will receive for each of your First National shares will not be determined until shortly after the effective date of the merger. Those amounts will be determined based on a formula set forth in the merger agreement and described under the heading "The Merger - Merger Consideration." The formula is intended to substantially equalize the value of the consideration to be received for each share of First National common stock, as measured during the valuation period ending on the determination date, regardless of whether you elect to receive cash, Glacier shares or a combination of cash and Glacier shares.

     The actual amounts received will depend on (i) the total merger consideration payable by Glacier under the merger agreement and (ii) the average closing price of Glacier common stock as of the determination date. Actual values of Glacier common stock received will depend on the market price of Glacier common stock at the time of the merger.

     The allocation of cash and Glacier stock that you will receive, regardless of your election, will be subject to the allocation procedures described under the heading "The Merger - Allocation."

YOU MAY ELECT TO RECEIVE CASH, STOCK OR A COMBINATION OF STOCK AND CASH

     In the merger, if you do not vote against the merger or provide a notice of dissent, you may elect to receive in exchange for your First National shares any of the following:

     -    all cash,

     -    all Glacier common stock, or

     - a combination of cash and Glacier common stock that you select in 10% increments.

     If you perfect your dissenters' rights, you will receive cash for your shares as provided under the applicable provisions of the National Bank Act. See "The Merger - Dissenters' Rights of Appraisal" and "The Merger - Allocation."

     With this proxy statement/prospectus, you are receiving a green election form with instructions for making your election as to the form of consideration that you prefer to receive in the merger. The available elections, election procedures and deadline for making elections are described under the heading "The Merger - Election Procedure." If you fail to submit a valid green election form by the election deadline, you will be deemed to have made "no election," and will receive any possible mix of Glacier common stock or cash in the merger, depending upon the elections made by First National shareholders who do timely return their election forms.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Neither First National nor Glacier is required to complete the merger unless each of them receives a legal opinion of Glacier's counsel that the merger will be treated as a "reorganization" for federal income tax purposes. Assuming such opinion is received, we expect that for United States federal income tax purposes, First National shareholders generally will not recognize any gain or loss on the conversion of shares of First National common stock into shares of Glacier common stock (although the receipt of any cash will be a taxable event). This tax treatment may not apply to some First National shareholders. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors not within our control. You should consult your own tax advisor for a full understanding of the merger's tax consequences to you.

FIRST NATIONAL SHAREHOLDERS HAVE DISSENTERS' RIGHTS

     Under the National Bank Act, First National shareholders have the right to dissent from the merger and receive cash for the value of their shares of First National common stock. A shareholder electing to dissent must strictly comply with all the procedures required by the National Bank Act. These procedures are described later in this document, and a copy of the relevant provisions of the National Bank Act is attached as APPENDIX B.

THE FIRST NATIONAL BOARD OF DIRECTORS RECOMMENDS SHAREHOLDER APPROVAL OF THE MERGER

     The First National board of directors believes that the merger is in the best interests of the First National shareholders and has unanimously approved the merger agreement. The First National board of directors recommends that First National shareholders vote "FOR" approval of the merger agreement.

FIRST NATIONAL FINANCIAL ADVISOR SAYS THE MERGER CONSIDERATION IS FAIR TO FIRST NATIONAL SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW

     Hovde Financial, Inc. has served as financial advisor to First National in connection with the merger and has given an opinion to First National's board of directors that, as of May 31, 2006, the consideration that First National shareholders will receive for their First National shares in the merger is fair, from a financial point of view, to First National shareholders. A copy of the opinion delivered by Hovde Financial is attached to this document as APPENDIX C. First National shareholders should read the opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Hovde Financial in providing its opinion. The opinion is more fully described under the heading "Opinion of Financial Advisor to First National" below. First National agreed to pay Hovde Financial a fee for its services and indemnify Hovde Financial against certain liabilities arising out of the merger or Hovde Financial's engagement.

FIRST NATIONAL OFFICERS AND DIRECTORS HAVE INTERESTS IN THE MERGER THAT ARE DIFFERENT FROM OR IN ADDITION TO THEIR INTERESTS AS SHAREHOLDERS

     Certain members of First National management have interests in the merger that are different from, or in addition to, their interests as First National shareholders. These interests arise out of provisions in the merger agreement relating to indemnification of directors and change in control bonus payments and severance payments for employees, and, in the case of Stan Nielsen, First National's president, and David Alexander, First National's executive vice president, employment agreements that will take effect upon consummation of the merger. See "The Merger--Interests of Certain Persons in the Merger."

     The First National board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

THE MERGER IS EXPECTED TO OCCUR IN THE THIRD QUARTER OF 2006

     Currently, we anticipate that the merger will occur in the third quarter of 2006. However, we cannot assure you when or if the merger will occur.

COMPLETION OF THE MERGER IS SUBJECT TO SATISFACTION OR WAIVER OF CERTAIN CONDITIONS

     Completion of the merger is subject to the satisfaction or waiver of certain conditions including, among others:

     - approval of the merger agreement by holders of at least two thirds (66 2/3%) of the shares of First National's outstanding common stock;

     -    approval of the merger by federal and state regulatory authorities;

     -    accuracy of the other party's representations in the merger agreement;
          and

     - compliance by the other party with all material terms, covenants and conditions of the merger agreement.

     The merger agreement provides that either Glacier or First National may terminate the merger either before or after the First National special meeting, under certain circumstances. Among other things, the merger may be terminated under certain circumstances if the average closing price of Glacier common stock during the valuation period either exceeds or is lower than specified amounts. See "The Merger -Termination of the Merger Agreement."

WE MAY NOT COMPLETE THE MERGER WITHOUT ALL REQUIRED REGULATORY APPROVALS

     The merger must be approved by the Federal Reserve and the Office of the Comptroller of the Currency (OCC). We have filed applications with these regulatory bodies seeking such approval. We expect to obtain all such regulatory approvals, although we cannot be certain if or when we will obtain them.

EITHER FIRST NATIONAL OR GLACIER, AS THE CASE MAY BE, MUST PAY A TERMINATION FEE UNDER CERTAIN CIRCUMSTANCES

     The merger agreement provides that First National must pay Glacier a termination fee of $200,000 if Glacier terminates the merger agreement due to a breach by First National of its representations or covenants, or if the First National board of directors does not recommend approval of the merger to First National shareholders.

     The merger agreement also provides that Glacier must pay First National a termination fee of $200,000 if First National terminates the merger agreement due to a breach by Glacier of its representations or covenants. See "The Merger
- Termination Fees."

FIRST NATIONAL MUST PAY GLACIER A BREAK-UP FEE UNDER CERTAIN CIRCUMSTANCES

     Under the merger agreement, First National must pay Glacier a break-up fee of $1.0 million, if the merger agreement is terminated due to the failure of the First National board of directors to recommend approval of the merger to its shareholders, or due to the receipt of a superior acquisition proposal which is acted upon by First National.

     First National agreed to pay the break-up fee under the circumstances described above in order to induce Glacier to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire First National. See "The Merger - Break-up Fee."

FIRST NATIONAL SHAREHOLDERS WILL HAVE DIFFERENT RIGHTS AFTER THE MERGER

     The rights of First National shareholders are governed by the National Bank Act, as well as First National's articles of association and bylaws. After completion of the merger, the rights of the former First National shareholders receiving Glacier common stock in the merger will be governed by Montana law, and by Glacier's articles of incorporation and bylaws. Although Glacier's articles of incorporation and bylaws are similar in many ways to First National's articles of association and bylaws, there are some substantive and procedural differences that will affect the rights of First National shareholders. See "Comparison of Certain Rights of Holders of Glacier and First National Common Stock."

GLACIER INTENDS TO CONDUCT AN UNDERWRITTEN COMMON STOCK OFFERING PRIOR TO CONSUMMATION OF THE MERGER

     Glacier has registered and intends to sell, prior to the closing of the merger and in an underwritten offering, approximately one million shares of its common stock, including any underwriter's over-allotment. The occurrence of this offering is not a condition to the closing of the merger. The proceeds of the offering will strengthen Glacier's tangible and regulatory capital position, particularly in light of the significant amount of cash being paid in connection with the merger and in connection with Glacier's pending acquisition of Citizens Development Company.

                                  RISK FACTORS

     In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption "Cautionary Note Regarding Forward-Looking Statements," you should consider the matters described below carefully in determining whether to approve the merger agreement and the transactions contemplated by the merger agreement.

THE MERGER AGREEMENT LIMITS FIRST NATIONAL'S ABILITY TO PURSUE OTHER TRANSACTIONS AND PROVIDES FOR THE PAYMENT OF A BREAK UP FEE IF FIRST NATIONAL DOES SO.

     While the merger agreement is in effect and subject to very narrow exceptions, First National and its directors, officers and agents are prohibited from initiating or encouraging inquiries with respect to alternative acquisition proposals. The prohibition limits First National's ability to seek offers that may be superior from a financial point of view from other possible acquirers. If First National receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by Glacier and the merger agreement is terminated, First National may be required to pay a $1.0 million break-up fee. This fee makes it less likely that a third party will make an alternative acquisition proposal.

UNDER CERTAIN CONDITIONS, THE MERGER AGREEMENT REQUIRES FIRST NATIONAL TO PAY A TERMINATION FEE.

     Under certain circumstances, Glacier can terminate the merger agreement and require First National to pay a termination fee of $200,000.

BECAUSE THE MARKET PRICE OF GLACIER COMMON STOCK MAY FLUCTUATE, YOU CANNOT BE SURE OF THE NUMBER OF SHARES OF GLACIER COMMON STOCK THAT YOU WILL RECEIVE.

At the time of the First National special meeting, you will not be able to determine the number of shares of Glacier common stock you would receive upon completion of the merger. Fluctuations in Glacier's stock price will impact how much Glacier common stock you own relative to existing Glacier shareholders. You will receive fewer shares of Glacier common stock if Glacier's stock price increases. You will receive more shares of Glacier common stock if Glacier's stock price decreases. We urge you to obtain current market quotations for Glacier common stock.

YOU MAY NOT RECEIVE THE FORM OF MERGER CONSIDERATION THAT YOU ELECT.

     The merger agreement provides that the aggregate consideration to be received by First National shareholders in the merger will be issued in approximately 50% cash and 50% stock. If elections are made by First National shareholders that would result in more or less aggregate cash or Glacier common stock being issued than these amounts, then certain First National shareholders will have the form of consideration that they elected reduced by a pro rata amount and will receive a portion of their consideration in the form that they did not elect. For a detailed description of the allocation procedures, please see the discussion under the heading "The Merger - Allocation."

     Accordingly, there is a risk that you will receive a portion of the merger consideration in the form that you do not elect, which could result in, among other things, tax consequences that differ from those that would have resulted had you received the form of consideration you elected (including with respect to the recognition of taxable gain to the extent cash is received). See "The Merger - Federal Income Tax Consequences of the Merger."

COMBINING OUR TWO COMPANIES MAY BE MORE DIFFICULT, COSTLY OR TIME-CONSUMING THAN WE EXPECT.

     Glacier and First National have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of the ongoing business of First National or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. In addition, First National is operating under a formal regulatory enforcement agreement with the OCC, and compliance with this enforcement action may require greater expenditures of time and resources than anticipated by the parties. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of First National.

UNANTICIPATED COSTS RELATING TO THE MERGER COULD REDUCE GLACIER'S FUTURE EARNINGS PER SHARE.

     Glacier believes that it has reasonably estimated the likely costs of integrating the operations of First National into Glacier, and the incremental costs of operating as a combined company. However, it is possible that unexpected transaction costs or future operating expenses, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of Glacier after the merger. If the merger is completed and unexpected costs are incurred, the merger could have a significant dilutive effect on Glacier's earnings per share, meaning earnings per share could be less than if the merger had not been completed.

GLACIER HAS OTHER TRANSACTIONS PENDING.

     On April 20, 2006, Glacier entered into a merger agreement with Citizens Development Company, located in Billings, Montana, pursuant to which Glacier will pay aggregate consideration of $77 million and will acquire Citizens' five subsidiary banks. In addition, Glacier has filed a registration statement and intends to sell approximately 1 million shares of its common stock in a public offering. Both of these transactions are larger in amount than this merger, and could distract resources of Glacier from this transaction, thereby resulting in possible delays in consummating the merger.

GLACIER MAY GROW THROUGH FUTURE ACQUISITIONS, WHICH COULD, IN SOME CIRCUMSTANCES, ADVERSELY AFFECT NET INCOME.

     Glacier anticipates engaging in selected acquisitions of financial institutions and assets in the future. There are risks associated with Glacier's acquisition strategy that could adversely impact net income. These risks include, among others, incorrectly assessing the asset quality of a particular institution being acquired, encountering greater than anticipated costs of incorporating acquired businesses into Glacier, and being unable to profitably deploy funds acquired in an acquisition. Furthermore, we can give you no assurance about the extent to which Glacier can continue to grow through acquisitions.

     In the future, Glacier may issue capital stock in connection with additional acquisitions. These acquisitions and related issuances of stock may have a dilutive effect on earnings per share and ownership. With the exception of its agreement with Citizens Development Company, Glacier does not currently have any definitive understandings or agreements for any acquisitions that involve the issuance of Glacier capital stock. However, as noted above, Glacier anticipates that it will continue to expand by acquisition in the future.

GLACIER HAS VARIOUS ANTI-TAKEOVER MEASURES THAT COULD IMPEDE A TAKEOVER OF GLACIER.

     Glacier has various anti-takeover measures in place, some of which are listed elsewhere in this document. Any one or more of these measures may impede the takeover of Glacier without the approval of the Glacier board of directors and may prevent you from taking part in a transaction in which you could realize a premium over the current market price of Glacier common stock. See "Comparison of Certain Rights of Holders of Glacier and First National Common Stock."

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Glacier's and First National's control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations in the forward-looking statements:

     - our business may not be integrated successfully, or such integration may take longer to accomplish than expected;

     - the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

     - operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with employees, may be greater than expected;

     -    adverse governmental or regulatory policies may be enacted;

     - the interest rate environment may change, causing margins to compress and adversely affecting net interest income;

     - the risks associated with continued diversification of assets and potential adverse changes in credit quality;

     -    increased loan delinquency rates;

     -    competition from other financial services companies in our markets;
          and

     - the risk of an economic slowdown adversely affecting credit quality and loan originations.

     Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Glacier's reports filed with the SEC.

     All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Glacier or First National or any person acting on behalf of Glacier or First National are expressly qualified in their entirety by the cautionary statements above. Neither Glacier nor First National undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

              SELECTED HISTORICAL FINANCIAL INFORMATION OF GLACIER

     The following selected financial information for the fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001 is derived from audited consolidated financial statements of Glacier. The financial information of and for the three months ended March 31, 2006 and 2005 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Glacier considers necessary for fair presentation of the financial results of operations for such periods. The operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2006. The financial data below should be read in conjunction with the financial statements and notes thereto, incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information About Glacier."

                     GLACIER BANCORP, INC. AND SUBSIDIARIES
         SELECTED CONDENSED CONSOLIDATED AND OTHER FINANCIAL INFORMATION

                     ($ IN THOUSANDS, EXCEPT PER SHARE DATA)

                                           At or for the Three
                                          Months Ended March 31                At or for the Fiscal Years Ended December 31
                                         -----------------------   --------------------------------------------------------------
                                            2006         2005         2005         2004         2003         2002          2001
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
SUMMARY OF OPERATIONS
Interest income                          $   55,952   $   40,507   $  189,985   $  147,285   $  130,830   $  133,989   $  137,920
Interest expense                             19,644       12,051       59,978       39,892       38,478       47,522       65,546
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net interest income                          36,308       28,456      130,007      107,393       92,352       86,467       72,374
Provision for loan losses                     1,165        1,490        6,023        4,195        3,809        5,745        4,525
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net interest income after provision
   for loan losses                           35,143       26,966      123,984      103,198       88,543       80,722       67,849
Noninterest income                           11,156        9,108       44,626       34,565       33,562       25,917       23,251
Noninterest expenses                         25,827       19,074       90,926       72,133       65,944       57,813       57,385
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Pre-tax net income                           20,472       17,000       77,684       65,630       56,161       48,826       33,715
Taxes                                         6,843        5,480       25,311       21,014       18,153       16,424       12,026
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income                                   13,629       11,520       52,373       44,616       38,008       32,402       21,689
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========
Basic earnings per share                 $     0.42   $     0.37   $     1.67   $     1.46   $     1.26   $     1.10   $     0.80
Diluted earnings per share               $     0.42   $     0.37   $     1.64   $     1.43   $     1.24   $     1.08   $     0.78
Cash dividends per share                 $     0.16   $     0.14   $     0.60   $     0.54   $     0.48   $     0.39   $     0.35
STATEMENT OF FINANCIAL CONDITION:
Total assets                             $3,800,158   $3,306,440   $3,706,344   $3,010,737   $2,739,633   $2,281,344   $2,085,747
Net loans receivable and LHFS             2,527,432    1,879,932    2,397,187    1,701,805    1,430,365    1,300,653    1,322,327
Total deposits                            2,693,399    1,976,681    2,534,712    1,729,708    1,597,625    1,459,923    1,446,064
Total borrowings                            640,190      943,943      719,413      900,148      842,280      544,953      399,880
Shareholder's equity                        344,391      273,449      333,239      270,184      237,839      212,249      176,983
Book value per share                     $    10.66   $     8.86   $    10.36   $     8.80   $     7.86   $     7.14   $     6.11
KEY OPERATING RATIOS:
Return on average assets                       1.48%        1.50%        1.52%        1.54%        1.53%        1.50%        1.10%
Return on average shareholders' equity        16.21%       17.06%       17.62%       17.61%       16.82%       16.57%       13.49%
Average equity to average assets               9.12%        8.80%        8.61%        8.75%        9.10%        9.08%        8.26%
Net interest margin(1)                         4.32%        4.08%        4.20%        4.15%        4.20%        4.51%        4.08%
Non-performing over assets                     0.27%        0.27%        0.26%        0.32%        0.48%        0.51%        0.53%
Dividend payout ratio                         38.10%       37.84%       35.93%       37.36%       38.07%       35.45%       43.48%

(1)  Calculated on a tax equivalent basis.

                     HISTORICAL AND PRO FORMA PER SHARE DATA

     The table set below presents the historical earnings, book value and cash dividends per share as of March 31, 2006, and the three months then ended, and as of December 31, 2005, and the year then ended, for Glacier, together with the pro forma amounts after giving effect to the merger. This data should be read in conjunction with the Glacier financial statements and other financial information included elsewhere in this document or incorporated into this document by reference. The pro forma data are not necessarily indicative of future operating results or financial position.

     The table below also presents the closing prices per share for Glacier and First National common stock, respectively, on the day prior to the announcement of the merger, and as of _________, 2006, the most recent practicable trading date prior to the printing of this document, together with the pro forma equivalent market value of First National shares after giving effect to the merger. The pro forma equivalent per share data for First National is calculated by multiplying the historical per share data for Glacier by the implied exchange ratio of 133.3333 used to calculate the merger consideration. The pro forma information provided below assumes that the total merger consideration equals $20 million, and is not (i) decreased by the amount of any excess transaction fees or in connection with First National's capital at closing being below a specified level or (ii) reduced if there is a decline in both the price of Glacier's common stock and the overall prices for the common stock of certain other publicly traded financial institutions, both as described elsewhere in this document. See the discussion under the heading "Comparative Stock Price and Dividend Information" on the next page for important information about the limited trading in stock of First National and the effect that may have on the reliability of the share price data. The pro forma combined and pro forma equivalent information provided below does not reflect the effect of the proposed issuance by Glacier of up to 1 million additional shares of common stock in the underwritten public stock offering, or of up to 1.3 million shares of common stock in the Citizens Development Company transaction, both as described under "Summary" above.

                                                 Glacier               First National
                                         -----------------------   -----------------------
                                                       Pro Forma                 Pro Forma
                                         Historical    Combined    Historical   Equivalent
                                         ----------   ----------   ----------   ----------
Basic earnings per share:
   Year ended December 31, 2005            $ 1.67       $ 1.71      $  222.20    $  222.66
   Three months ended March 31, 2006       $ 0.42       $ 0.43      $   55.00    $   56.00
Diluted earnings per share:
   Year ended December 31, 2005            $ 1.64       $ 1.68      $  222.20    $  218.66
   Three months ended March 31, 2006       $ 0.42       $ 0.42      $   55.00    $   56.00
Book value per share at:
   December 31, 2005                       $10.36       $10.64      $1,843.40    $1,381.30
   March 31, 2006                          $10.66       $10.95      $1,871.80    $1,421.30
Cash dividends per share declared:
   Year ended December 31, 2005            $ 0.60       $ 0.62      $  104.00    $   80.00
   Three months ended March 31, 2006       $ 0.16       $ 0.16      $   25.00    $   21.33
Market value per share at May 31, 2006     $29.26       $  N/A      $     N/A    $3,901.24
Market value per share at ______, 2006     $_____       $  N/A      $     N/A    $________

                COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION

     GLACIER COMMON STOCK

     Glacier common stock is quoted on The NASDAQ Stock Market under the symbol "GBCI." The following table sets forth for the periods indicated:

     - the high and low sale prices for Glacier common stock as reported on The NASDAQ Stock Market, and

     -    dividends per share on Glacier common stock.

                                                              CASH
                                                           DIVIDENDS
                                          HIGH*    LOW*     DECLARED
                                         ------   ------   ---------
2004
First quarter ........................   $21.63   $18.88     $0.13
Second quarter .......................   $22.60   $19.59     $0.13
Third quarter ........................   $24.28   $20.60     $0.14
Fourth quarter .......................   $28.71   $23.12     $0.14

2005
First quarter ........................   $27.98   $23.59     $0.14
Second quarter .......................   $26.39   $21.07     $0.15
Third quarter ........................   $31.40   $25.91     $0.15
Fourth quarter .......................   $33.50   $28.00     $0.16

2006
First quarter ........................   $32.71   $29.58     $0.16
Second quarter .......................   $_____   $_____     $____
Third quarter (through _____, 2006) ..   $_____   $_____     $____

*    Adjusted for stock splits and stock dividends

     At __________, 2006, the __________ outstanding shares of Glacier common stock were held by approximately ________ holders of record.

     FIRST NATIONAL COMMON STOCK

     First National's common stock is not quoted on a stock exchange or market and no broker makes a market in the stock. If First National were to remain independent, management of First National does not expect that a market for First National common stock would develop. Stock transfer records maintained by First National indicate that there have been very infrequent transactions in First National's stock other than occasional gift transactions. Other sales and purchases of shares of First National common stock are privately negotiated, and First National is often not aware of the price for those transactions. Other than occasional gift transactions, First National is aware of no transfers of First National common stock since July 1997. Consequently, no trading price date is available which would accurately reflect the actual market value of the shares.

     At ________, 2006, the 5,000 outstanding shares of First National common stock were held by approximately [62] holders of record.

     The timing and amount of dividends paid by First National is subject to determination by the board of directors of First National, in its sole discretion, and depends upon earnings, cash requirements and the financial condition of the bank, applicable government regulations and other factors deemed relevant by the First National board of directors. The following table sets forth the dividends per share on First National common stock for the periods indicated.

                                            CASH
                                         DIVIDENDS
                                          DECLARED
                                         ---------
2004
First quarter.........................     $23.00
Second quarter........................     $23.00
Third quarter.........................     $23.00
Fourth quarter........................     $30.00

2005
First quarter.........................     $23.00
Second quarter........................     $23.00
Third quarter.........................     $23.00
Fourth quarter........................     $35.00

2006
First quarter.........................     $25.00
Second quarter........................     $25.00
Third quarter (through _____, 2006)...     $_____

                  FIRST NATIONAL SPECIAL SHAREHOLDERS' MEETING

DATE, TIME, PLACE

     The First National special meeting of shareholders will be held on ________, _______, 2006, at ____ ___.m. local time, at _______________,
_____________, __________, Utah.

     As described below under "Vote Required," approval of the merger agreement requires the affirmative vote of at least two thirds (66 2/3%) of the shares of First National's outstanding common stock. If there are not sufficient votes represented at the special meeting, either in person or by proxy, to approve the merger agreement, or if a quorum is not present, First National may adjourn or postpone the meeting in order to permit further solicitation of proxies by First National. The persons appointed as proxies on the form accompanying this document are authorized to vote to approve such adjournment or postponement, unless the proxy appointing them instructs them to vote against approval of the merger agreement.

PURPOSE

     At the special meeting, First National shareholders will:

     -    consider and vote on a proposal to approve the merger, and

     - if necessary, consider and act upon a proposal to adjourn the special meeting to allow additional time to solicit proxies

RECORD DATE; SHARES OUTSTANDING AND ENTITLED TO VOTE

     The First National board of directors has fixed 5:00 p.m. on _________, 2006 as the record date for determining the holders of shares of First National common stock entitled to notice of and to vote at the special meeting. At the close of business on the First National record date, there were 5,000 shares of common stock issued and outstanding and held by approximately [62] holders of record. Holders of record of First National common stock on the record date are entitled to one vote per share, and are also entitled to exercise dissenters' rights if certain procedures are followed. See "The Merger - Dissenters' Rights of Appraisal" and APPENDIX B.

     The directors of First National have agreed to vote all shares held or controlled by him or her in favor of approval of the merger. A total of 1,560 outstanding shares, or 31.2% of the outstanding shares of First National common stock, are covered by this voting agreement. See "The Merger - Voting Agreement."

VOTE REQUIRED

     The affirmative vote of the holders of at least two thirds (66 2/3%) of the shares of First National's outstanding common stock is required to approve the merger. At least fifty percent (50%) of the total outstanding shares of First National common stock must be present, either in person or by proxy, in order to constitute a quorum for the meeting. For this purpose, abstentions and broker nonvotes (that is, proxies from brokers or nominees, indicating that such person has not received instructions from the beneficial owners or other persons entitled to vote shares as to a matter with respect to which the broker or nominees do not have discretionary power to vote) are counted in determining the shares present at a meeting.

     For voting purposes, however, only shares actually voted FOR the approval of the merger agreement, and neither abstentions nor broker nonvotes, will be counted as favorable votes in determining whether the merger agreement is approved by the holders of First National common stock. AS A RESULT, ABSTENTIONS AND BROKER NONVOTES WILL HAVE THE SAME EFFECT AS VOTES AGAINST APPROVAL OF THE MERGER AGREEMENT.

VOTING, SOLICITATION, AND REVOCATION OF PROXIES

     If the enclosed proxy card is duly executed and received in time for the special meeting, it will be voted in accordance with the instructions given. If the proxy card is duly executed and received but no instruction is given, it is the intention of the persons named in the proxy to vote the shares represented by the proxy FOR THE APPROVAL OF THE MERGER AND IN THE PROXY'S DISCRETION ON ANY OTHER MATTER COMING BEFORE THE MEETING. Any proxy given by a shareholder may be revoked before its exercise by:

     -    written notice to the Secretary of First National;

     -    a later-dated proxy; or

     -    appearing and voting at the special meeting in person.

     First National is soliciting the proxy for the special meeting on behalf of the First National board of directors. First National will bear the cost of solicitation of proxies from its shareholders. In addition to using the mails, First National may solicit proxies by personal interview, telephone, and facsimile. Banks, brokerage houses, other institutions, nominees, and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. First National does not expect to pay any compensation for the solicitation of proxies. However, First National will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals.

                    BACKGROUND OF AND REASONS FOR THE MERGER

BACKGROUND OF THE MERGER

     During the normal course of its business, the management and Board of Directors of First National has periodically reviewed and assessed the strategic options of First National. Consistent with its fiduciary obligations to its shareholders, First National has considered strategic options including strategies to grow and enhance First National's business through internal and external means. Those discussions have included analyses of the financial institution merger market on a national and regional basis, the potential value of the First National franchise based on current merger market fundamentals and the potential market value of the First National stock assuming the execution of its current business plan under various scenarios. The board of directors and management of First National also routinely have discussed the increasing level of net interest margin compression, competition, continuing consolidation, regulatory burden and related costs and other developments in the financial services industry.

     The board of directors and management's review of the strategic options of First National intensified as a result of the formal written agreement entered between First National and the OCC on July 19, 2005, as well as First National's on-going efforts to comply with the terms of the written agreement. In light of the regulatory issues identified in the written agreement and the expenses associated with compliance with the written agreement, in February 2006 the board of directors of First National engaged the investment banking firm of Hovde Financial, Inc. to assist and advise it in exploring a strategic business combination transaction while maintaining the option of remaining an independent entity.

     Hovde Financial continued to evaluate the merger market available to First National and identified a list of institutions that might be interested in pursuing a business combination with the Bank. Hovde Financial informed the Board of their views of the different levels of pricing that could be offered for First National. After considering all the information presented, it was determined by the Board that it was in the best interest of First National and its shareholders to authorize Hovde Financial to approach various potential acquirers to determine the level of interest there may be in acquiring First National.

     Confidentiality agreements were signed by eight potential acquirers. Representatives from Hovde Financial worked with First National to prepare marketing materials that were sent out to each party who signed a confidentiality agreement. Hovde Financial had conversations with the potential acquirers over the next several weeks and advised all potential acquirers to submit non-binding expressions of interest. Two companies submitted written non-binding expressions of interest conditioned on a number of factors, including the ability to conduct due diligence. Two additional companies that signed confidentiality agreements, including Glacier, submitted a verbal indication of interest with similar conditions.

     On April 11, 2006, First National's Board of Directors met to consider the proposals. In evaluating the partnership opportunities, the Board considered the price offered, operating and proposed integration structure and its impact on First National's customers and employees, and reinvestment opportunity for First National's shareholders. Following discussions with representatives from Hovde Financial, on topics including the price, mixture, and integration plans of each party, the Board of Directors concluded that the Glacier offer was superior to the others. The Board asked for a formal term sheet to be submitted by Glacier with the general terms and intentions for the purchase of First National. On April 20, 2006 the term sheet was executed by First National President and CEO, Stanton Nielsen, and the Board authorized Glacier to conduct further due diligence on First National and for management to commence negotiating the merger agreement.

     Between April 20, 2006 and May 25, 2006, while due diligence was being conducted by Glacier, legal counsel to Glacier and First National drafted definitive documentation with respect to the proposed merger which documentation was negotiated between Glacier and First National and their respective advisors and agreed to be in substantially final form on May 25, 2006.

     On May 31, 2006, the board of directors of Glacier met to consider approval of the merger. Matters discussed included the fiduciary duties of the directors, the results of due diligence reviews, the terms of the merger agreement and related documents, the pro forma financial impact of the merger, expansion opportunities available to First National, and the timing and process for consummation of the merger. After due consideration of these matters, the Glacier board approved the merger by unanimous vote.

     On May 31, 2006, the Board of Directors of First National met to consider approval of the merger agreement with Glacier. The Board of Directors discussed their fiduciary duty to the shareholders of First National, questions about the merger agreement, the form of consideration to be received by the shareholders of First National, the break-up fee, potential price adjustments, caps and collars, the current stock price of Glacier and its dividend history, and the implications to First National, its shareholders, employees and customers. Also discussed were the reasons for completing the merger and the implications to First National if First National Bank of Morgan continued without an affiliation with Glacier. The Board of Directors took into consideration the presentation made by Hovde Financial then voted unanimously to approve the merger.

     Glacier and First National executed the merger agreement and related documents on May 31, 2006. After the close of business on May 31, 2006, the parties issued a joint press release announcing the execution of the merger agreement.

REASONS FOR THE MERGER - FIRST NATIONAL

     At a special meeting held on May 31, 2006, the First National board of directors determined that the terms of the merger agreement were in the best interests of First National and its shareholders. In the course of reaching its decision to approve the merger agreement, the First National board of directors consulted with Hovde Financial, its financial advisor, and Rothgerber Johnson & Lyons LLP, its legal counsel. In reaching its final determination, First National's board of directors considered a number of factors including, without limitation, the following:

     - the terms of the of the merger agreement, including the total dollar amount of the consideration being paid, the form of the consideration, the ability of First National shareholders to elect Glacier common stock, cash or a combination of stock and cash, and the historical trading ranges for Glacier common stock;

     - the alternatives of First National continuing as an independent community bank or combining with other potential merger partners versus the determination that the merger with Glacier presented the best opportunity for maximizing shareholder value and serving the banking needs of the communities in which First National operates;

     - information concerning Glacier's financial condition, results of operations and business prospects as well as Glacier's demonstrated ability of completing bank acquisitions on the terms and within the timeframes initially agreed upon by the parties;

     - the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed acquisition by with Glacier;

     - the opinion of Hovde Financial, Inc. that the consideration to be received by First National's shareholders in the merger is fair from a financial point of view;

     - Glacier's operating philosophy as a community-oriented bank holding company with a customer service focus, which is consistent with First National's philosophy;

     - the expectation that First National shareholders would have the opportunity to continue to participate in the growth of the combined company and would also greatly benefit from the significantly greater liquidity of the trading market for Glacier common stock;

     -    that Glacier has historically paid cash dividends on its common stock;

     - the effects of the regulatory and market pressures facing First National and community banks generally and First National's limited economies of scale;

     - Glacier's plans to maintain First National as a separately chartered banking subsidiary of Glacier under the name "First National Bank of Morgan" with an emphasis on local decision making;

     - Glacier's agreement that all of the all current members of First National's board of directors and officers would continue as directors and officers of First National;

     - Glacier's agreement to provide a severance policy for First National employees who do not continue as Glacier employees under which employees terminated in certain instances may be eligible to receive one or two years of severance pay and medical benefits, depending upon their position with First National;

     - the determination that a business combination with Glacier would extend First National's lending capabilities and increase the range of financial products and services available to First National's customers;

     - the broad experience of Glacier's management team and its particular experience in managing subsidiary banks that have an emphasis on local decision making and authority;

     - the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay;

     - that the "break-up" fee provisions in the merger agreement could have the effect of discouraging superior proposals for a business combination between First National and third parties;

     - the potential adjustments to the aggregate purchase price in connection with changes in First National's capital as well as positive or negative changes in Glacier's stock price;

     - the possible disruption to First National's business that may result from the announcement of the merger and the resulting distraction of management's attention from the day-to-day operations of the bank's business; and

     - the restrictions contained in the merger agreement on the operation of First National's business during the period between signing of the merger agreement and completion of the merger.

     The foregoing discussion of the information and factors considered by the First National board of directors is not intended to be exhaustive, but is believed to include all material factors considered by the First National board. In reaching its determination to approve and recommend the transaction, the First National board based its recommendation on the totality of the information presented to it and did not assign any relative or specific weights to the factors considered in reaching that determination. Individual directors may have given differing weights to different factors. After deliberating with respect to the merger transaction with Glacier, considering, among other things, the matters discussed above and the opinion of Hovde Financial referred to above, the First National board of directors unanimously approved and adopted the merger agreement and the merger with Glacier as being in the best interests of First National and its shareholders.

OPINION OF FINANCIAL ADVISOR TO FIRST NATIONAL

     Hovde Financial has delivered to the Board of Directors of First National its opinion that, based upon and subject to the various considerations set forth in its written opinion dated May 31, 2006, the total transaction consideration to be paid to the shareholders of First National is fair from a financial point of view as of such date. In requesting Hovde Financial's advice and opinion, no limitations were imposed by First National upon Hovde Financial with respect to the investigations made or procedures followed by it in rendering its opinion. THE FULL TEXT OF THE OPINION OF HOVDE FINANCIAL, DATED MAY 31, 2006, WHICH DESCRIBES THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS APPENDIX C. FIRST NATIONAL SHAREHOLDERS SHOULD READ THIS OPINION IN ITS ENTIRETY.

     Hovde Financial is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of financial institutions in connection with mergers and acquisitions, private placements and valuations for other purposes. As a specialist in securities of financial institutions, Hovde Financial has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. First National's board of directors selected Hovde Financial to act as its financial advisor in connection with the merger on the basis of the firm's reputation and expertise in transactions such as the merger.

     Hovde Financial will receive a fee from First National for performing a financial analysis of the merger and rendering a written opinion to the Board of Directors of First National as to the fairness, from a financial point of view, of the merger to First National's shareholders. Hovde Financial will receive all of such fee after Hovde Financial's presentation of its fairness opinion and analysis to the Board of Directors of First National.

     Hovde Financial's opinion is directed only to the fairness, from a financial point of view, of the total transaction consideration, and, as such, does not constitute a recommendation to any First National shareholder as to how the shareholder should vote at the First National shareholder meeting. The summary of the opinion of Hovde Financial set forth in this proxy statement is qualified in its entirety by reference to the full text of the opinion.

     The following is a summary of the analyses performed by Hovde Financial in connection with its fairness opinion. Certain of these analyses were confirmed in a presentation to the First National board by Hovde Financial. The summary set forth below does not purport to be a complete description of either the analyses performed by Hovde Financial in rendering its opinion or the presentation delivered by Hovde Financial to the First National board, but it does summarize all of the material analyses performed and presented by Hovde Financial.

     The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, Hovde Financial did not attribute any particular weight to any analysis and factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Hovde Financial may have given various analyses more or less weight than other analyses. Accordingly, Hovde Financial believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, could create an incomplete view of the process underlying the analyses set forth in its report to the First National board and its fairness opinion.

     In performing its analyses, Hovde Financial made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of First National and Glacier. The analyses performed by Hovde Financial are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Hovde Financial's analysis of the fairness of the transaction consideration, from a financial point of view, to First National shareholders. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Hovde Financial's opinion does not address the relative merits of the merger as compared to any other business combination in which First National might engage. In addition, as described above, Hovde Financial's opinion to the First National board was one of many factors taken into consideration by the First National board in making its determination to approve the merger agreement.

     During the course of its engagement, and as a basis for arriving at its opinion, Hovde Financial reviewed and analyzed material bearing upon the financial and operating conditions of First National and Glacier and material prepared in connection with the merger, including, among other things, the following:

     -    the merger agreement;

     - certain historical publicly available information concerning First National and Glacier;

     -    the nature and terms of recent merger transactions; and

     - financial and other information provided to Hovde Financial by the management of First National

     Hovde Financial conducted meetings and had discussions with members of senior management of First National for purposes of reviewing the future prospects of First National. Hovde Financial also took into account its experience in other transactions, as well as its knowledge of the commercial banking industry and its general experience in securities valuations.

     In rendering its opinion, Hovde Financial assumed, without independent verification, the accuracy and completeness of the financial and other information and relied upon the accuracy of the representations of the parties contained in the merger agreement. Hovde Financial also assumed that the financial forecasts furnished to or discussed with Hovde Financial by First National were reasonably prepared and reflected the best currently available estimates and judgments of senior management of First National as to the future financial performance of First National. Hovde Financial has not made any independent evaluation or appraisal of any properties, assets or liabilities of First National. Hovde Financial assumed and relied upon the accuracy and completeness of the publicly available and other non-public financial information provided to it by First National and Glacier, relied upon the representations and warranties of First National and Glacier made pursuant to the merger agreement, and did not independently attempt to verify any of such information.

     Analysis of Selected Mergers. As part of its analysis, Hovde Financial reviewed two groups of comparable merger transactions. The first peer group included transactions, which have occurred since January 1, 2005, that involved banks in the United States that had total assets between $50.0 million and $150.0 million where the consideration mixture included both stock and cash (the "United States Merger Group"). This United States Merger Group consisted of the following 15 transactions:

               BUYER                                 SELLER
               -----                                 ------
Kentucky Bancshares Inc. (KY)         Peoples Bancorp Sandy Hook (KY)
Community Bank Shares of IN (IN)      Bancshares Inc. (IN)
First Fed Financial Services (MHC)    Clover Leaf Financial Corp. (IL)
West Coast Bancorp (OR)               Mid-Valley Bank (OR)
Heritage Financial Corp. (WA)         Western Washington Bancorp (WA)
IBT Bancorp Inc. (MI)                 Farwell State Savings Bank (MI)
GB&T Bancshares Inc. (GA)             Mountain Bancshares Inc. (GA)
Texas United Bancshares Inc. (TX)     Northwest Bancshares Inc. (TX)
Orrstown Financial Services (PA)      First National Bank of Newport (PA)
CCB Corporation (MO)                  Acquisition Corporation (KS)
German American Bancorp (IN)          Stone City Bancshares Inc. (IN)
Gwinnett Commercial Group Inc. (GA)   Buford Banking Group Inc. (GA)
CTB Financial Corporation (LA)        First United Bank (LA)
Venture Financial Group (WA)          Washington Commercial Bancorp (WA)
Franklin Bank Corp. (TX)              Elgin Bank of Texas (TX)

     Hovde Financial also reviewed comparable mergers involving banks in the Rocky Mountain and Southwestern regions of the United States that had total assets less than $150.0 million and which have occurred since January 1, 2002 (the "Western US Merger Group"). This Western US Merger Group consisted of the following 13 transactions:

                BUYER                                   SELLER
                -----                                   ------
First State Bancorp (NM)               New Mexico Financial Corp. (NM)
Centennial Bank Holdings Inc. (CO)     Foothills Bank (CO)
Investor Group                         Rock Springs American Bancorp Inc. (WY)
Glacier Bancorp Inc. (MT)              Citizens Bank Holding Company (ID)
Bank of Choice Holding Company (CO)    Palisades Bancshares Inc. (CO)
Intermountain Community Bancorp (ID)   Snake River Bancorp (ID)
Pine River Bank Corporation (CO)       First NB of Lake City & Creede (CO)
Marquette Financial Companies (MN)     Valley Bancorp, Inc. (AZ)
Glacier Bancorp Inc. (MT)              Pend Oreille Bancorp (ID)
First National Bancorp Inc. (MT)       Montana First National Bancorp (MT)
First Interstate Bancsystem (MT)       Silver Run Bancorp Inc. (MT)
FBOP Corp. (IL)                        American Home Loan Corp. (AZ)
Community Bankshares, Inc. (CO)        Rocky Ford Financial Inc. (CO)

     Hovde Financial calculated the medians and averages of the following relevant transaction ratios in the United States Merger Group and the Western US Merger Group: the multiple of the offer value to the acquired company's earnings for the twelve months preceding the announcement date of the transaction; the tangible book value premium to core deposits; and the multiple of the offer value to the acquired company's book value.

Hovde Financial compared these multiples with the corresponding multiples for the merger, valuing the total consideration that would be received pursuant to the merger agreement at $20.0 million ($10.0 million in consideration in the form of Glacier's stock, $10.0 million in cash for First National common stock), or $4,000.00 per First National common share. In calculating the multiples for the merger, Hovde Financial used First National's earnings for the 12 months ended March 31, 2006, and First National's balance sheet information as of March 31, 2006. The results of this analysis are as follows:

                                               Offer Value to
                                     ---------------------------------
                                                    Ratio of
                                                    Tangible
                                     12 months     Book Value
                                     Preceding     Premium to     Book
                                      Earnings   Core Deposits   Value
                                        (x)           (%)         (%)
                                     ---------   -------------   -----
First National Bank of Morgan           17.9          20.8       213.7

United States Merger Group median       20.8          17.9       222.9
United States Merger Group average      19.8          16.9       219.1

Western US Merger Group median          19.4          11.7       174.6
Western US Merger Group average         18.9          12.9       190.6

     Discounted Cash Flow Analysis. Hovde Financial estimated the present value of all shares of First National common stock by estimating the value of First National's estimated future earnings stream beginning in 2006. Reflecting First National's internal projections and Hovde Financial estimates, Hovde Financial assumed net income in 2006, 2007, 2008, 2009, and 2010 of $1.2 million, $1.3 million, $1.5 million, $1.5 million, and $1.7 million, respectively. The present value of these earnings was calculated based on a range of discount rates between 12.5% and 15.5%. In order to derive the terminal value of First National's earnings stream beyond 2010, Hovde Financial assumed a terminal value based on a multiple of between 14.0x and 18.0x applied to free cash flows in 2010. The present value of this terminal amount was then calculated based on the range of discount rates mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of First National's common stock. This analysis and its underlying assumptions yielded a range of value for all the shares of First National's stock of approximately $15.7 million (at a 12.5% discount rate and a 14.0x terminal multiple) to $17.2 million (at a 15.5% discount rate and a 18.0x terminal multiple) with a midpoint of $16.5 million (using a 14.0% discount rate and a 16.0x terminal multiple), compared to total Merger Consideration of $20.0 million.

     Financial Implications to First National Shareholders. Hovde Financial prepared an analysis of the financial implications of Glacier's offer to a holder of First National common stock. This analysis indicated that on a pro forma equivalent basis, assuming an exchange ratio of 133.3333 ($4,000 per First National share / $30.00 Glacier stock price) for the stock consideration portion of the total consideration and excluding any potential revenue enhancement opportunities, a stockholder of First National would achieve approximately 2.8% accretion in cash earnings per share and approximately 0.0% accretion in GAAP earnings per share, a decrease in book value per share of approximately 28.5%, a decrease in tangible book value per share of approximately 42.3% as a result of the consummation of the merger. The table below summarizes the results discussed above:

                                         Per Share:
                     -------------------------------------------------
                     2006E Cash   2006E GAAP                 Tangible
                      Earnings     Earnings    Book Value   Book Value
                     ----------   ----------   ----------   ----------
First National
   standalone         $240.00      $240.00     $1,991.80    $ 1991.80
First National Pro
   Forma*             $246.67      $240.00     $1,424.63    $1,149.33
% Accretion --
   Dilution               2.8%         0.0%        -28.5%       -42.3%

* Based on an exchange ratio of 133.3333 and implied stock consideration of 100.0% of the total consideration.

     Comparable Company Analysis. Using publicly available information, Hovde Financial compared the financial performance and stock market valuation of Glacier with the following publicly traded Northwestern United States bank institutions with assets as of March 31, 2006:

COMPANY NAME (TICKER)                   ASSETS ($mm)
---------------------                   ------------
America West Bancorporation (AWBC)        1,338,017
Banner Corporation (BANR)                 3,121,957
Cascade Bancorp (CACB)                    1,350,663
Cascade Financial Corporation (CASB)      1,246,509
Columbia Banking System, Inc. (COLB)      2,460,453
Frontier Financial Corporation (FTBK)     3,016,851
Horizon Financial Corporation (HRZB)      1,116,728
PremierWest Bancorp (PRWT)                  940,188
Umpqua Holdings Corporation (UMPQ)        5,475,844
West Coast Bancorp (WCBO)                 2,030,182

     Indications of such financial performance and stock market valuation included profitability measures, earnings composition, operating and performance metrics, loan portfolio compositions, deposit compositions, yield and cost analysis, capital adequacy, asset quality, and reserve adequacy, all based on financial information as of March 31, 2006 and, where relevant, closing stock market information as of May 26, 2006. Selected market information for Glacier and the group of comparable companies that was analyzed is provided below.

                              PRICE/   PRICE/    PRICE/    DIV.    MKT.     INSIDE
                      STOCK     TBV     BOOK      LTM     YIELD    CAP    OWNERSHIP
                      PRICE     (%)      (%)    EPS (X)    (%)     ($M)      (%)
                     ------   ------   ------   -------   -----   -----   ---------
Glacier Comparable   $29.75    373.0    279.1     17.6     2.15   962.0      5.68
Company Average                295.0    240.6     19.0     1.52   525.2      8.02

                                            TANGIBLE       NET                      NPAS/
                                             EQUITY     INTEREST    EFFICIENCY     AVERAGE    RESERVES/NPAS
                     ROAE (%)   ROAA (%)   RATIO (%)   MARGIN (%)    RATIO (%)   ASSETS (%)       (%)
                     --------   --------   ---------   ----------   ----------   ----------   -------------
Glacier Comparable     15.98      1.46        6.94        4.13         51.82        0.27          385.97

Company Average        13.79      1.35        8.10        4.91         57.00        0.25          433.04

     Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Hovde Financial determined that the transaction consideration was fair from a financial point of view to First National shareholders.

RECOMMENDATION OF THE FIRST NATIONAL BOARD

     The board of directors of First National has concluded that the proposed merger as described in the merger agreement is in the best interest of First National and its shareholders. The board of directors believes that the present banking climate offers an opportune time for shareholders of First National to exchange their shares for Glacier common stock and/or cash at an attractive price. AFTER CAREFULLY CONSIDERING THE PROPOSED MERGER, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF FIRST NATIONAL VOTE "FOR" THE APPROVAL OF THE MERGER AGREEMENT.

                                   THE MERGER

     The following is a brief description of the material aspects of the merger. There are other aspects of the merger that are not discussed below, but that are contained in the merger agreement. You are being asked to approve the merger in accordance with the terms of the merger agreement, and you are urged to read the merger agreement carefully. The merger agreement is attached to this proxy statement/prospectus as APPENDIX A.

BASIC TERMS OF THE MERGER

     The merger agreement provides for the merger of First National with and into a newly formed subsidiary of Glacier. When the merger occurs, First National will operate as a wholly owned subsidiary of Glacier.

     In the merger, First National shareholders will receive either cash, Glacier common stock or a combination of Glacier common stock and cash for their First National common stock, as described below.

     While Glacier and First National believe that they will receive the necessary regulatory approvals for the merger, there can be no assurance that such approvals will be received or, if received, as to the timing of such approvals or as to the ability to obtain such approvals on satisfactory terms. See "--Conditions to the Merger" and "--Regulatory Requirements."

MERGER CONSIDERATION

     The merger agreement provides that as of the effective date of the merger, each share of First National common stock issued and outstanding immediately prior to the effective date will be converted into the right to receive any of Glacier common stock, cash, or a combination of Glacier common stock and cash, in each case as described below. Under the merger agreement, Glacier will pay a total of $20.0 million, less certain reductions in connection with any excess transaction fees or if First National's capital at closing is less than a certain amount, both as described below. In addition, the aggregate stock consideration may be reduced in the event that of stock price declines for both Glacier and an index of comparable institutions, also as described below.

     The base merger consideration of $20.0 million will be decreased by $2.00 for each $1.00 that First National's capital at closing is less than $9.0 million. "Capital" for this purpose is defined as First National's capital stock, surplus and retained earnings (i) after giving effect to the payment of transaction fees and the completion fee payable to Hovde Financial; (ii) after excluding the impact of any increase in loan loss provisions reasonably required by Glacier; and (iii) after excluding the effect of any payments or accruals for the purpose of making change in control bonus payments to employees. "Transaction fees" are defined as all cost and expenses incurred by First National or owed or paid by First National to investment advisors, independent accountants, legal counsel, printers, and other professional advisors in connection with the preparation, execution and execution of the merger agreement and the consummation of the merger, but excluding the Hovde Financial completion fee. The Hovde Financial "completion fee" of $320,000 is established pursuant to the terms of Hovde Financial's engagement with First National, and will be payable upon consummation of the merger.

     The base merger consideration will also be decreased by $1.00 for each $1.00 that First National's transaction fees, as defined in the previous paragraph, exceed $100,000. This adjustment will be made so long as there will not be a duplicative reduction to the base consideration, in that the excess transaction fees may also cause a capital shortfall adjustment, as described in the previous paragraph.

     Finally, if Glacier's average closing price is below $25.50 and Glacier's stock price has not declined relative to an index group of comparable institutions, then the base merger consideration will be adjusted so that the number of Glacier shares received by First National shareholders will be fixed at the number of shares the First National shareholders would have received had Glacier's average closing price been $25.50. Assuming this adjustment occurs, First National may terminate the merger agreement if the Glacier average closing price is less than $22.50 per share. See "--Termination of the Merger Agreement."

     Each First National shareholder will have the right to elect to convert such shareholder's First National common stock into (i) cash, (ii) shares of Glacier common stock, or (iii) a combination of shares of Glacier common stock and cash in increments of 10% as specified by the shareholder. See "--Election Procedure."

     The value of the consideration (whether stock or cash) that a First National shareholder will receive for each share of First National stock is referred to in the merger agreement as the "per share consideration." Per share consideration is the dollar amount obtained by dividing the total consideration by the number of outstanding First National shares on May 31, 2006, the date the merger agreement was executed.

     The amount of cash that a First National shareholder will receive for each share of his or her First National stock is referred to in the merger agreement as the "per share cash consideration," which is defined as cash in an amount equal to the per share consideration.

     The amount of Glacier common stock that a First National shareholder will receive for each share of First National stock is referred to in the merger agreement as the "per share stock consideration." The per share stock consideration is defined as the number of shares of Glacier stock equal to the quotient obtained by dividing the per share consideration by the "average closing price" of Glacier common stock. The average closing price (as defined in the merger agreement) of Glacier common stock will be determined during a ten-day period ending on the tenth calendar day prior to the effective date of the merger.

     The formula described above is intended to substantially equalize the value of the consideration to be received for each share of First National common stock in the merger as measured during the valuation period, regardless of whether a First National shareholder elects to receive cash, all Glacier common stock or a combination of Glacier common stock and cash. This equalization mechanism was deemed to be desirable because the value of Glacier common stock will fluctuate. In order to best ensure that the value of the consideration for each share of First National common stock is as equal as possible upon receipt by First National shareholders, regardless of the form of the consideration, the per share stock consideration is based on the average closing price.

     The following hypothetical example is provided for illustration purposes only, and does not reflect the actual amounts that will be payable in the merger. The example assumes that (i) the total consideration payable under the merger agreement is $20 million, and has not decreased in connection with First National's capital being below the specified level or as the result of any excess transaction fees, (ii) the average closing price of Glacier common stock, as determined under the merger agreement, is $______ [use price as of recent practicable date prior to printing], and (iii) that there were 5,000 outstanding shares of First National stock on the execution date of the merger agreement:

     Assuming a First National shareholder owns 100 shares of First National common stock, and makes:

     -    an all cash election, such shareholder would receive $400,000 in cash;

     - an all stock election, such shareholder would receive _____ shares of Glacier common stock (and $_____ in cash in lieu of a fractional share) having a total value (based on Glacier's assumed average closing price) of $_________; or

     - a combination election of 50% cash and 50% stock, such shareholder would receive _____ shares of Glacier common stock and cash of $______ (including $______ cash in lieu of a fractional share), which together with the stock would have a total value of $_________.

     If the price of Glacier common stock (based on the average closing price) increases, then the number of shares of Glacier common stock received for each share of First National would decrease. If the price of Glacier common stock decreases, the number of shares being exchanged for Glacier common stock would increase. For example, if the average closing price during the valuation period is $_____ (approximately 10% higher than the assumed average closing price shown in the example above), then a First National shareholder receiving stock would receive approximately _____ shares of Glacier common stock per First National share, although the value per share of First National common stock would remain at $4,000 per share. Similarly, if the average closing price during the valuation period is $______ (approximately 10% lower than the assumed average closing price shown in the example above), then a First National shareholder receiving stock would receive approximately ______ shares of Glacier common stock per First National share, although the value per share of First National common stock would remain at $4,000 per share.

     NO ASSURANCE CAN BE GIVEN THAT THE CURRENT FAIR MARKET VALUE OF GLACIER COMMON STOCK WILL BE EQUIVALENT TO THE FAIR MARKET VALUE OF GLACIER COMMON STOCK ON THE DATE THAT STOCK IS RECEIVED BY A FIRST NATIONAL SHAREHOLDER OR AT ANY OTHER TIME. THE FAIR MARKET VALUE OF GLACIER COMMON STOCK RECEIVED BY A FIRST NATIONAL SHAREHOLDER MAY BE GREATER OR LESS THAN THE CURRENT FAIR MARKET VALUE OF GLACIER COMMON STOCK DUE TO NUMEROUS MARKET FACTORS.

     First National may terminate the merger agreement if the Glacier average closing price is greater than $34.50 per share, unless Glacier elects to adjust the per share stock consideration. Glacier may terminate the merger agreement if the Glacier average closing price is less than $25.50 and Glacier's stock price has declined relevant to an index group of comparable institutions, unless First National agrees to accept an adjustment in the per share stock consideration. See "--Termination of the Merger Agreement."

ELECTION PROCEDURE

     Subject to the allocation mechanism described in the next section, each First National shareholder will have the right to elect to receive with respect to such shareholder's shares of First National common stock:

     -    all cash;

     -    all Glacier common stock; or

     -    a combination of Glacier common stock and cash in 10% increments.

     Cash Election. A shareholder who elects to receive all cash will receive cash in exchange for his or her shares of First National common stock ("cash election shares"), subject to the allocation mechanism described below in the event shareholders elect to receive too much cash.

     Stock Election. A shareholder who elects to receive all stock will receive shares of Glacier common stock in exchange for his or her shares of First National common stock ("stock election shares"), subject to the allocation mechanism described below in the event shareholders elect to receive too much stock.

     Combination Election. A shareholder who elects to receive a combination of cash and Glacier common stock will receive (i) cash with respect to that portion of the holder's shares of First National common stock equal to any whole percentage specified by such holder that is a multiple of 10% (e.g., 10%, 20%, 30%) ("combination cash shares"); and (ii) stock with respect to the remaining shares of First National common stock held by such holder ("combination stock shares"). All combination elections will be subject to the allocation mechanism described below.

     No-Election Shares. Shareholders who indicate that they have no preference as to whether they receive cash or a combination of Glacier common stock and cash, and shareholders who do not make a valid election, will be deemed to have made "no election" and will receive any combination of cash, Glacier shares or a combination of cash or Glacier shares, depending upon what elections are made by the other First National shareholders.

     Proposed Dissenting Shares. If a First National shareholder provides notice of dissent to First National or votes against the merger in accordance with the relevant provisions of the National Bank Act, such shareholder will have the rights provided by applicable federal law, as described under "Dissenters' Rights of Appraisal" below.

     Election Form. A green election form accompanies this proxy statement/prospectus. The green election form allows the holder to make an all cash election, an all stock election, or a combination election, or to indicate that the holder makes no election. First National and Glacier will make available election forms to persons who become holders of First National common stock between the record date for the First National special meeting and the close of business on the day prior to the election deadline.

     Holders of First National common stock who wish to elect the type of merger consideration they will receive in the merger should carefully review and follow the instructions set forth in the green election form. Shareholders of First National who have not made a valid election prior to the election deadline, which is 5:00 p.m., Mountain Time, on _______, 2006, will be deemed to have made "no-election."

     To make an election, a holder of First National common stock must submit a properly completed election form so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the election form.

     An election may be revoked or changed by the person submitting the election form prior to the election deadline. The exchange agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of Glacier regarding these matters will be binding and conclusive. None of Glacier, First National or the exchange agent will be under any obligation to notify any person of any defects in an election form.

     Letter of Transmittal. Soon after the completion of the merger, the exchange agent will send a letter of transmittal to each person who was a First National shareholder at the effective time of the merger. This mailing will contain instructions on how to surrender shares of First National common stock in exchange for the merger consideration that the holder is entitled to receive under the merger agreement.

     All shares of Glacier common stock issued to the holders of First National common stock pursuant to the merger will be deemed issued as of the effective date. Until you surrender your First National stock certificates for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective date with respect to Glacier common stock into which any of your shares may have been converted. When you surrender your certificates, Glacier will pay any unpaid dividends or other distributions, as well as any merger consideration payable in cash, without interest. After the effective time, there will be no transfers on the stock transfer books of First National of any shares of First National common stock. If certificates representing shares of First National common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of First National common stock represented by those certificates shall have been converted.

     If a certificate for First National common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and reasonable assurances, such as a bond or indemnity, satisfactory to Glacier in consultation with First National, and appropriate and customary identification.

ALLOCATION

     Pursuant to the terms of the merger agreement, the consideration is fixed so that approximately 50% of the aggregate merger consideration will be paid in cash and approximately 50% will be paid in shares of Glacier common stock. Therefore, all elections are subject to adjustment to preserve these limitations on the amount of cash to be paid and the number of shares of Glacier common stock to be issued in the merger. As a result, even if you make the all cash election or the all stock election, you may nevertheless receive a mix of cash and stock. If you make a combination election, you may not receive the exact combination of cash and stock that you selected.

     Oversubscription of the Cash Consideration. If the total amount of cash that would be payable to First National shareholders who make all cash elections and combination elections would be greater than the maximum total cash consideration, the following allocation mechanism will be used:

     - all stock election shares, combination stock shares and no-election shares will be converted into the right to receive Glacier common stock;

     - the exchange agent will then select from among the cash election shares and the combination cash shares, on a pro rata basis, a sufficient number of shares such that the aggregate cash amount that will be paid in the merger equals as closely as possible the maximum cash consideration; and

     - all shares selected by the exchange agent through the pro rata selection process will be converted into the right to receive Glacier common stock.

     Oversubscription of the Stock Consideration. If the total shares of Glacier common stock that would be issued to First National shareholders who make all stock elections and combination elections would be greater than the maximum total stock consideration, the following allocation mechanism will be used:

     - all cash election shares, combination cash shares and no-election shares will be converted into the right to receive cash;

     - the exchange agent will then select from the stock election shares and the combination stock shares, on a pro rata basis, a sufficient number of shares such that the aggregate shares of Glacier common stock that will be issued equals as closely as possible the maximum total stock consideration; and

     - all shares selected by the exchange agent through the pro rata selection process will be converted into the right to receive cash.

     The allocation described above will be computed by the exchange agent as soon as practicable after the election deadline and may, if necessary, be computed after the completion of the merger in accordance with the merger agreement.

     Because the federal income tax consequences of receiving cash, Glacier common stock, or both cash and Glacier common stock will differ, First National shareholders are urged to read carefully the information set forth under the caption "--Federal Income Tax Consequences of the Merger" and to consult their own tax advisors for a full understanding of the merger's tax consequences to them. In addition, because the stock consideration can fluctuate in value from the final stock price calculated during the valuation period, the economic value per share received by First National shareholders who receive the stock consideration may, as of the date of receipt by them, be more or less than the amount of cash consideration per share received by First National shareholders who receive cash consideration.

FRACTIONAL SHARES

     No fractional shares of Glacier common stock will be issued to any holder of First National common stock in the merger. For each fractional share that would otherwise be issued, Glacier will pay cash in an amount equal to the fraction multiplied by the average closing price of Glacier common stock during the valuation period. No interest will be paid or accrued on cash payable in lieu of fractional shares of Glacier common stock.

EFFECTIVE DATE OF THE MERGER

     Subject to the conditions to the obligations of the parties to complete the merger as set forth in the merger agreement, the effective date of the merger will occur as soon as practicable after such conditions have been satisfied or waived. Subject to the foregoing, it is currently anticipated that the merger will be consummated during the third quarter of 2006. Either Glacier or First National may, subject to certain conditions, terminate the merger agreement if the effective date does not occur on or before November 15, 2006.

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following is a discussion of the material federal income tax consequences of the merger that are generally applicable to holders of First National common stock who are citizens of, reside in or are organized under the laws of the United States. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations thereunder (including final, temporary or proposed regulations) and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described herein. The following discussion is intended only as a general summary of the material federal income tax consequences of the merger and is not a complete analysis or listing of all potential tax effects relevant to a decision on whether to vote in favor of approval of the merger agreement.

     This discussion assumes that the First National shareholders hold their shares of First National common stock as a capital asset within the meaning of section 1221 of the Code. Further, the discussion does not address all aspects of federal income taxation that may be relevant to First National shareholders in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the Code, including, without limitation, shareholders who are subject to such special treatment because they are:

     - financial institutions, mutual funds, dealers in securities or insurance companies;

     -    tax-exempt organizations;


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     -    S corporations or other pass-through entities;

     -    non-United States persons;

     - First National shareholders whose shares are qualified small business stock for purposes of section 1202 of the Code or who may be subject to the alternative minimum tax provisions of the Code; or

     - First National shareholders who received their First National common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

     Consummation of the merger is conditioned upon the receipt by First National of the opinion of Graham & Dunn PC, counsel to Glacier, dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in the opinion, which are consistent with the state of facts existing as of the effective date of the merger, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code. The tax opinions to be delivered in connection with the merger are not binding on the Internal Revenue Service ("IRS") or the courts, and neither First National nor Glacier intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger.

     Assuming consummation of the merger on the basis of facts, representations and assumptions as set forth in the opinion referred to above, the United States federal income tax consequences of the merger to a holder generally will depend on whether the holder exchanges such shareholder's First National common stock for cash, Glacier common stock or a combination of cash and Glacier common stock.

     Exchange Solely for Cash. If pursuant to the merger a holder exchanges all of its shares of First National common stock solely for cash, the holder will recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of First National common stock surrendered. The gain or loss will be long-term capital gain or loss if the holder's holding period with respect to the First National common stock surrendered is more than one year. Notwithstanding the foregoing, if a holder exchanges all of its shares of First National common stock solely for cash and either (1) is deemed to constructively own shares of Glacier common stock that were exchanged for shares of First National common stock or (2) actually owns shares of Glacier common stock, cash received by the holder may be taxed as a dividend rather than as a capital gain. The consequence to such holders may be similar to the consequences described below under the heading "--Exchange for Glacier Common Stock and Cash."

     Exchange Solely for Glacier Common Stock. If pursuant to the merger a holder exchanges all of its shares of First National common stock solely for shares of Glacier common stock, the holder will not recognize any gain or loss except in respect of cash received in lieu of any fractional share of Glacier common stock (as discussed below). The aggregate adjusted tax basis of the shares of Glacier common stock received in the merger will be equal to the aggregate adjusted tax basis of the shares of First National common stock surrendered for the Glacier common stock (reduced by the tax basis allocable to any fractional share of Glacier common stock for which cash is received), and the holding period of the Glacier common stock will include the period during which the shares of First National common stock were held. If a holder has differing bases or holding periods in respect of its shares of First National common stock, the holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Glacier common stock received in the exchange.

     Exchange for Glacier Common Stock and Cash. If pursuant to the merger a holder exchanges all of its shares of First National common stock for a combination of Glacier common stock and cash, the holder will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash, excluding any cash received in lieu of fractional shares, and the fair market value of the Glacier common stock received pursuant to the merger over the holder's adjusted tax basis in


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

its shares of First National common stock surrendered) or (2) the amount of cash (excluding any cash received in lieu of fractional shares) received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares with a different holding period. Any recognized gain will generally be long-term capital gain if the holder's holding period with respect to the First National common stock surrendered is more than one year. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the holder's ratable share of accumulated earnings and profits as calculated for federal income tax purposes. See "--Possible Treatment of Cash as a Dividend" below.

     The aggregate tax basis of Glacier common stock received by a holder that exchanges its shares of First National common stock for a combination of Glacier common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of First National common stock surrendered for Glacier common stock and cash, reduced by the amount of cash received by the holder pursuant to the merger (other than cash received in lieu of a fractional share), and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the holder on the exchange (other than gain recognized as a result of cash received in lieu of a fractional share). The holding period of the Glacier common stock will include the holding period of the shares of First National common stock surrendered. If a holder has differing bases or holding periods in respect of its shares of First National common stock, the holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Glacier common stock received in the exchange.

     Possible Treatment of Cash as a Dividend. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder's deemed percentage stock ownership of Glacier. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of First National common stock solely for Glacier common stock and Glacier then immediately redeemed (the "deemed redemption") a portion of the Glacier common stock in exchange for the cash the holder actually received. The gain recognized in the exchange followed by a deemed redemption will be treated as capital gain if the deemed redemption is
(1) substantially disproportionate with respect to the holder, or (2) not essentially equivalent to a dividend.

     The deemed redemption, generally, will be substantially disproportionate with respect to a holder if the holder owns, actually and constructively, (i) less than 50% of the total combined voting power of all classes of Glacier stock entitled to vote and (ii) less than 80% of the percentage of Glacier stock the holder actually and constructively owned before the deemed redemption. Whether the deemed redemption is not essentially equivalent to a dividend with respect to a holder will depend upon the particular circumstances of the holder. At a minimum, however, in order for the deemed redemption to be not essentially equivalent to a dividend, the deemed redemption must result in a meaningful reduction in the holder's actual and constructive percentage stock ownership of Glacier. In general, that determination requires a comparison of (1) the percentage of the outstanding stock of Glacier the holder is deemed to actually and constructively own immediately before the deemed redemption and (2) the percentage of the outstanding stock of Glacier the holder actually and constructively owns immediately after the deemed redemption. In determining whether the deemed redemption is substantially disproportionate or not essentially equivalent to a dividend, a holder is deemed to own stock actually owned and, in some cases, constructively owned, by certain family members, by certain estates and trusts of which the holder is a beneficiary, and by certain affiliated entities. As these rules are complex, each holder that may be subject to these rules should consult its tax advisor. The Internal Revenue Service has ruled that a relatively minor reduction in the percentage stock ownership of a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is a meaningful reduction.

     Cash Received in Lieu of a Fractional Share. Cash received by a holder of First National common stock in lieu of a fractional share of Glacier common stock generally will be treated as received in redemption of the


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

fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the holder's aggregate adjusted tax basis of the share of First National common stock surrendered allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of First National common stock is more than one year.

     Dissenting Shareholders. Holders of First National common stock who dissent with respect to the merger, as discussed in "Dissenters' Rights," and who receive cash in respect of their shares of First National common stock, and who own such shares as a capital asset and who do not actually or constructively own shares of Glacier after the merger, will recognize gain or loss in an amount equal to the difference between the amount of cash received in the exchange and the holder's aggregate tax basis in his or her shares of First National common stock. The gain or loss will be long-term capital gain or loss if the shares of First National were held for more than one year.

     Backup Withholding. Non-corporate shareholders of First National may be subject to information reporting and backup withholding on any cash payments they receive. Shareholders will not be subject to backup withholding, however, if they:

     - furnish a correct taxpayer identification number and certify that they are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal they will receive; or

     -    are otherwise exempt from backup withholding.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a shareholder's federal income tax liability, provided he or she furnishes the required information to the IRS.

     Reporting Requirements. Shareholders who receive Glacier common stock as a result of the merger will be required to retain records pertaining to the merger and each shareholder will be required to file with such holder's federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. First National shareholders will be responsible for the preparation of their own tax returns.

     Graham & Dunn PC has delivered an opinion to the foregoing effect to Glacier. The opinion has been filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part. The foregoing is only a summary of the tax consequences of the merger as described in the opinion. The opinion is based on assumptions and on representations made by officers of Glacier and First National to Graham & Dunn PC, and contains qualifications appropriate to the subject matter.

     An opinion of counsel only represents counsel's best legal judgment, and has no binding effect or official status of any kind. No assurance can be given that contrary positions will not be taken by the Internal Revenue Service or a court considering the issues. Neither First National nor Glacier has requested or will request a ruling from the IRS with regard to the federal income tax consequences of the merger.

     THE FOREGOING IS A GENERAL SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO FIRST NATIONAL SHAREHOLDERS, WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH SHAREHOLDER'S TAX SITUATION AND STATUS. IN ADDITION, THERE MAY BE RELEVANT STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES, NONE OF WHICH IS DESCRIBED ABOVE. BECAUSE CERTAIN TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING ON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER, EACH FIRST NATIONAL SHAREHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING ITS SPECIFIC TAX SITUATION AND STATUS, INCLUDING THE SPECIFIC APPLICATION OF STATE, LOCAL AND FOREIGN LAWS TO SUCH SHAREHOLDER AND THE POSSIBLE EFFECT OF CHANGES IN FEDERAL AND OTHER TAX LAWS.


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VOTING AGREEMENT

     The directors of First National have entered into a Voting Agreement, dated as of May 31, 2006. In the Voting Agreement, the directors agree, among other things, to vote the shares of First National common stock that he or she owns or controls in favor of the merger. The directors who have entered into this Voting Agreement are entitled to vote a total of 1,560 outstanding shares of First National common stock, which is 31.2% of the total shares outstanding.

DISSENTERS' RIGHTS OF APPRAISAL

     Under provisions of the National Bank Act, First National shareholders have the right to dissent from the merger and to receive payment in cash for the "value" of their shares of First National common stock.

     FAILURE OF A SHAREHOLDER TO COMPLY STRICTLY WITH THE STATUTORY REQUIREMENTS WILL RESULT IN LOSS OF HIS OR HER DISSENTER'S RIGHTS. No advice can be given as to the ultimate value that an appraiser may place upon the shares held by those who choose to dissent. Accordingly, we strongly encourage you to consult with a knowledgeable professional advisor before exercising your dissenters' rights.

     First National shareholders electing to exercise dissenters' rights must comply with the applicable provisions of the National Bank Act in order to perfect their rights. The following is intended as a brief summary of the material provisions of the procedures that a First National shareholder must follow in order to dissent from the merger and perfect dissenters' rights. THIS SUMMARY, HOWEVER, IS NOT A COMPLETE STATEMENT OF ALL APPLICABLE REQUIREMENTS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE APPLICABLE PROVISIONS OF THE NATIONAL BANK ACT, THE FULL TEXT OF WHICH ARE SET FORTH IN APPENDIX B TO THIS DOCUMENT.

     A shareholder who wishes to assert dissenters' rights must:

     - deliver to First National before the special meeting written notice of the shareholders' intent to demand payment for the shareholder's shares in the merger is completed, or

     -    not vote in favor of the merger.

     A shareholder wishing to deliver a notice asserting dissenters' rights prior to the special meeting should hand deliver or mail the notice to the following address:

                    First National Bank of Morgan
                    120 North State Street
                    Morgan, Utah  84050
                    ATTN: Stanton R. Nielsen

     Under applicable law, a dissenting shareholder who votes against the merger agreement at the special meeting or who has given notice in writing to First National at or prior to the meeting that he or she dissents from the merger, shall be entitled to receive in cash the value of the shares of First National stock held by the shareholder, if and when the merger is consummated, upon written request made to First National at any time before 30 days after the date of consummation of the merger, accompanied by the surrender of the shareholder's First National stock certificate(s).

     Failure to strictly comply with each of the foregoing requirements will result in the loss of such shareholder's right to receive cash for his or her shares of First National stock.

     The value of a dissenting shareholder's shares of First National stock will be determined, as of the date on which the special meeting, is held by a committee of three persons, one to be selected by the vote of the holders of the majority of First National stock who are entitled to receive the value of their shares, one by the board of directors of the First National, and the third by the other two so chosen. The valuation agreed upon by


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

any two of the three chosen appraisers will govern; but, if such value is not satisfactory to any dissenting shareholder who has properly requested payment, then such shareholder may, within five days after being notified of the appraised value of his or her shares, appeal to the OCC, who will cause a reappraisal to be made, which reappraisal will be final and binding as to the value of such shareholder's shares.

     If, within 90 days following the date of consummation of the merger, for any reason one or more of the appraisers is not selected as set forth above, the OCC will, upon written request of any interested party, cause an appraisal to be made which will be final and binding on all parties. The expenses of the OCC in making the reappraisal or appraisal, as the case may be, will be paid by First National. Any shareholder of First National who votes against the merger agreement or who gives written notice at or prior to the special meeting to the presiding officer of the meeting that he or she dissents, will be notified in writing of the date of the consummation of the merger.

     The appraisal of the shares of dissenting shareholders, as determined by the applicable provision of the National Bank Act relating to the merger of national or state banks into national banks (12 U.S.C. 215a), is governed by the provisions of subsections (b), (c) and (d) of 12 U.S.C. 215a. See APPENDIX B for the full text of 12 U.S.C. 215a(b), (c) and (d).

     THE FAILURE OF A FIRST NATIONAL SHAREHOLDER TO COMPLY STRICTLY WITH THE APPLICABLE NATIONAL BANK ACT REQUIREMENTS WILL RESULT IN A LOSS OF DISSENTERS' RIGHTS. A COPY OF THE RELEVANT STATUTORY PROVISIONS IS ATTACHED AS APPENDIX B. YOU SHOULD REFER TO THIS APPENDIX FOR A COMPLETE STATEMENT CONCERNING DISSENTERS' RIGHTS AND THE FOREGOING SUMMARY OF SUCH RIGHTS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THAT APPENDIX.

CONDITIONS TO THE MERGER

     Consummation of the merger is subject to various conditions. No assurance can be provided as to whether these conditions will be satisfied or waived by the appropriate party. Accordingly, there can be no assurance that the merger will be completed.

     Certain conditions must be satisfied or events must occur before the parties will be obligated to complete the merger. Each party's obligations under the merger agreement are conditioned on satisfaction by the other party of conditions applicable to them. Some of these conditions, applicable to the respective obligations of both Glacier and First National, are as follows:

     -    approval of the merger by First National shareholders;

     - accuracy of the other party's representations in the merger agreement and any certificate or other instrument delivered in connection with the merger agreement;

     - compliance by the other party of all material terms, covenants, and conditions of the merger agreement;

     - that there shall have been no damage, destruction, or loss, or other event or sequence of events, that has had or potentially may have a material adverse effect with respect to the other party;

     - that no action or proceeding has been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the merger;

     -    Glacier's receipt of a tax opinion from Graham & Dunn PC; and

     - the registration statement filed with the SEC, required to register the Glacier common stock to be issued to certain shareholders of First National when the merger has become effective, and no stop-order suspending such effectiveness has been issued and no proceedings for that purpose have been initiated or threatened by the SEC.


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

     In addition to the above, the obligations of Glacier under the merger agreement are subject to conditions that include the following:

     - First National's has delivered a statement regarding the amount of transaction fees (as defined in the merger agreement) and that such transaction fees are in compliance with the terms of the merger agreement;

     - That in the opinion of the executive officers of First National and Glacier, First National's allowance for loan and lease losses, as adjusted for specified required increases or charge-offs, is adequate to absorb First National's anticipated loan losses;

     - That after giving effect to the payment of all First National's transaction fees (but excluding the impact of specified required increases in ALLL or charge offs or other receivables and of payments or accruals related to change in control bonus payments), the capital of First National is not less than $8.5 million at the closing of the merger;

     - That the aggregate deposits of First National, excluding certificates of deposit (or equivalents) of $100,000 or more and brokered deposits, is not less than $47 million at the closing of the merger;

     - That the aggregate amount of cash to be paid for possible dissenting shares of First National common stock will not exceed 10% of the cash value of the total merger consideration; and

     - That Michael Blodnick, president and CEO of Glacier, be appointed to the First National board of directors.

     Additionally, either Glacier or First National may terminate the merger if certain conditions applicable to the other party are not satisfied or waived. Those conditions are discussed below under "-Termination of the Merger Agreement."

     Either Glacier or First National may waive any of the other party's conditions, except those that are required by law (such as receipt of regulatory and First National shareholder approval). Either Glacier or First National may also grant extended time to the other party to complete an obligation or condition.

AMENDMENT OF THE MERGER AGREEMENT

     The merger agreement may be amended upon authorization of the boards of directors of the parties, whether before or after the First National special meeting of the shareholders. To the extent permitted under applicable law, the parties may make any amendment or supplement without further approval of First National shareholders. However, after shareholder approval, any amendments that would reduce the amount or change the form of consideration First National shareholders will receive in the merger or the allocation of the cash percentage and stock percentage would require further First National shareholder approval.

TERMINATION OF THE MERGER AGREEMENT

     The merger agreement contains several provisions entitling either Glacier or First National to terminate the merger agreement under certain circumstances. The following briefly describes these provisions:

     Lapse of Time. If the merger has not closed by November 15, 2006, then at any time after that date, the board of directors of either Glacier or First National may terminate the merger agreement.

     Glacier Average Closing Price Greater than $34.50 By specific action of its board of directors, First National may terminate the merger agreement if the Glacier average closing price (as defined in the merger agreement) is greater than $34.50.


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

     If First National provides written notice of its intent to terminate the merger agreement because the Glacier average closing price is greater than $34.50, Glacier may elect, within two business days of its receipt of such notice, to adjust the per share stock consideration through the issuance of additional shares of Glacier common stock, such that the per share stock consideration equals the number of share of Glacier common stock that a First National shareholder would have received if the Glacier average closing price had been $34.50. If this election is made by Glacier, no termination of the merger agreement will occur and the merger agreement will remain in effect according to its terms, except that the per share stock consideration will have been adjusted.

     Glacier Average Closing Price Less than $25.50 and Glacier Underperforms Peer Group. By specific action of its board of directors, Glacier may terminate the merger agreement if both of the following are true with respect to Glacier's common stock:

     - the Glacier average closing price (as defined in the merger agreement) is less than $25.50; and

     - the number obtained by dividing the Glacier average closing price by $30.00 is less than the number obtained (i) dividing the "final index value" by 984.55, which is the designated "initial index value" and
          (ii) then multiplying the quotient by 0.85. The "final index value" is defined in the merger agreement as the average daily value during the determination period (as defined in the merger agreement) of the companies that comprise the SNL $1 Billion to $5 Billion peer group.

     If Glacier provides written notice of its intent to terminate the merger agreement because the Glacier average closing price is less than $25.50 and Glacier has underperformed its peer group, First National may elect, within two business days of its receipt of such notice, to accept an adjustment to the per share stock consideration through the issuance of fewer shares of Glacier common stock, such that the per share stock consideration equals the number of shares of Glacier common stock that a First National shareholder would have received in the Glacier average closing price had been $25.50. If this election is made by First National, no termination of the merger agreement will occur and the merger agreement will remain in effect according to its terms, except that that the per share stock consideration will have been adjusted.

     Glacier Average Closing Price Less than $22.50. By specific action of its board of directors, First National may terminate the merger agreement if the Glacier average closing price (as defined in the merger agreement) is less than $22.50, and the merger consideration has been adjusted so that the number of Glacier shares received by First National shareholders is fixed at the number of shares the First National shareholders would have received had Glacier's average closing price been $25.50.

     Mutual Consent. The parties may terminate the merger agreement at any time before closing, whether before or after approval by First National shareholders, by mutual consent.

     No Regulatory Approvals. Either party may terminate the merger agreement if the regulatory approvals required to be obtained are denied, or if any such approval is conditioned on a substantial deviation from the transactions contemplated by the merger agreement, subject to certain rights granted in the merger agreement to appeal the denial of such regulatory approval.

     Breach of Covenant. Either party may terminate the merger agreement (so long as the terminating party is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement) if there has been a material breach of any covenants or agreements set forth in the merger agreement by the other party, which is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the closing of the merger.

     Failure to Recommend or Obtain Shareholder Approval. Glacier may terminate the merger agreement (so long as it is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement), if (i) the First National board of directors fails to recommend to its shareholders approval of the merger, or (ii) modifies, withdraws or changes in a manner adverse to Glacier its recommendation to shareholders to


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

approve the merger. Additionally, regardless of whether the First National board of directors recommends approval of the merger to its shareholders, Glacier may terminate the merger agreement if First National shareholders elect not to approve the merger.

     Impracticability. Either party may terminate the merger agreement upon written notice to the other party if the board of directors of the party seeking termination has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the merger has become inadvisable or impracticable by reason of actions taken by the federal government or the government of the State of Montana to restrain or invalidate the merger or the merger agreement.

     Potential Dissenting Shares. Glacier may terminate the merger agreement if holders of 10% or more of the outstanding shares of First National common stock are proposed dissenting shares (as defined in the merger agreement).

     Superior Proposal. First National may terminate the merger agreement if its board of directors determines in good faith that First National has received a "Superior Proposal" as defined in the merger agreement. This right is subject to the requirement that First National may terminate the merger agreement only if First National (i) has not breached its covenants regarding the initiation or solicitation of acquisition proposals from third parties; and (ii) subsequent to delivering the notice of termination to Glacier, First National intends to enter into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal, and (iii) First National has provided Glacier with at least five business days prior notice that First National intends to accept a Superior Proposal and given Glacier, if it so elects, an opportunity to amend the terms of the merger agreement (negotiated in good faith between Glacier and First National) in such a manner as would enable First National to proceed with the merger.

TERMINATION FEES

     Subject to certain exceptions, First National will pay Glacier a termination fee of $200,000 if Glacier terminates the merger agreement based on a First National breach of its representations or breach of its covenants. Glacier will pay First National a termination fee of $200,000 if First National terminates the merger agreement based on a Glacier breach of its representations or breach of its warranties.

BREAK-UP FEE

     If the merger agreement is terminated because (i) the First National board of directors fails to recommend shareholder approval of the merger agreement; or
(ii) First National terminates the merger agreement after receiving a superior proposal (as defined in the merger agreement) and Glacier declines the opportunity to amend the terms of the merger agreement to enable First National's board of directors to proceed with the merger; or (iii) Glacier terminates the merger agreement after First National's receipt of a superior proposal followed by an immediate acquisition event (as defined), then First National will immediately pay Glacier a break-up fee of $1.0 million. If the merger agreement is terminated by Glacier due to First National's receipt of a superior proposal and prior to or within six months after such termination, First National enters into an agreement, or publicly announces an intention, to engage in an acquisition event, or within 12 months after such termination an acquisition event has occurred, then First National will promptly pay to Glacier the break-up fee in the amount of $1.0 million.

ALLOCATION OF COSTS UPON TERMINATION

     If the merger agreement is terminated (except under circumstances that would require the payment of a termination fee or break-up fee) Glacier and First National will each pay their own out-of-pocket expenses incurred in connection with the transaction and, except for any applicable termination or break-up fees, will have no other liability to the other party.


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CONDUCT PENDING THE MERGER

     The merger agreement provides that, until the merger is effective, First National and each First National Bank will conduct their respective businesses only in the ordinary and usual course. The merger agreement also provides that, unless Glacier otherwise consents in writing, and except as required by applicable regulatory authorities, First National and each First National Bank will refrain from engaging in various activities such as:

     - effecting any stock split or other recapitalization with respect to First National, or pledge or encumber any shares of First National stock or grant any options for such stock;

     - other than regular quarterly dividends (not to exceed $125,000 per quarter) to be paid on June 30, 2006, and September 30, 2006 (so long as the merger has not yet been consummated), declaring or paying any dividends, or making any other distributions;

     - acquiring, selling, transferring assigning or encumbering or otherwise disposing of assets or making any commitment other than in the ordinary course of business;

     - soliciting or accepting deposit accounts of a different type than previously accepted by First National or at rates materially in excess of prevailing interest rates, or, with specified exceptions, incurring any indebtedness for borrowed money;

     - offering or making loans or other extensions of credit of a different type, or applying different underwriting standards, from those previously offered or applied by First National, or offering or making a loan or extension of credit in an amount greater than $750,000 without prior consultation with Glacier;

     - with specified exceptions, acquiring an ownership or leasehold interest in real property without conducting an appropriate environmental evaluation;

     - with specified exceptions, entering into, renewing, amending or terminating any contracts calling for a payment of more than $10,000, with a term of one year or more;

     - with specified exceptions, entering into or amending any contract calling for a payment of more than $25,000, unless the contract may be terminated without cause or penalty upon 30 days notice or less;

     - with specified exceptions, entering into any personal services contract;

     - selling any securities other than in the ordinary course of business, or selling any securities even in the ordinary course of business if the aggregate gain realized from all sales after the date of execution of the merger agreement would exceed $25,000, or transferring investment securities between portfolios;

     - amending or materially changing its operations, policies or procedures;

     - with specified exceptions, making capital expenditures in excess of $10,000 per project or related series of projects or $25,000 in the aggregate;

     - entering into transactions or making any expenditures other than in the ordinary course of business except for expenses reasonably related to the completion of the merger.

FIRST NATIONAL BANK MANAGEMENT AND OPERATIONS AFTER THE MERGER

     Following the merger, the First National board of directors will consist of the First National directors immediately before the merger, with the addition of Michael Blodnick, the President and Chief Executive Officer of Glacier.

     First National's executive officers immediately before the merger will remain unchanged immediately following the merger.

     Although First National will be a wholly owned subsidiary of Glacier after the merger, Glacier intends to operate it independently, under the name "First National Bank of Morgan."

EMPLOYEE BENEFIT PLANS

     General. The merger agreement confirms Glacier's intent that Glacier's current personnel policies and benefits will apply to any employees of First National who remain employed following the closing of the merger. Such employees will be eligible to participate in all of the benefit plans of Glacier that are generally available to similarly situated employees of Glacier. For purposes of participation in such plans, service with First National prior to the merger will constitute prior service with Glacier for purposes of determining eligibility and vesting.

     Change in Control Stay Bonus Payments. As provided in the merger agreement, "stay bonuses" will be awarded to persons who were First National employees as of the execution date of the merger agreement and who maintain their employment through consummation of the merger. Officers of First National will receive payments ranging from 100% to 200% of their most recent year's W-2 compensation, and other employees will receive payments equal to 10% of their most recent year's W-2 compensation.

     Change in Control Severance Plan. As provided in the merger agreement, persons who are employees of First National upon consummation of the merger (other than Stan Nielsen and David Alexander) who are terminated "without cause" or resign for "good reason," each as defined, during the one to two year period following the merger will receive lump sum payments equal to the amount of compensation that they otherwise would have received for the remainder of the period.

     Termination of Benefit Plans. The merger agreement provides that on June 30, 2006, First National will make its annual contribution for 2006 to its profit sharing plan, and that no accruals or contributions will be made after June 30, 2006. Glacier and First National intend, as soon as practicable after the merger, to transfer the accrued benefits of First National employees under the profit sharing plan to a similar plan maintained by Glacier. First National's other existing benefit plans will be terminated.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of the First National board of directors and management may be deemed to have interests in the merger, in addition to their interests as shareholders of First National generally. The First National board of directors was aware of these factors and considered them, among other things, in approving the merger agreement.

     Stock Ownership. The First National directors beneficially owned, as of the record date for the special meeting, 1,560 shares of First National common stock, representing 31.2% of all outstanding First National shares. The directors of First National will receive the same consideration in the merger for their shares as other shareholders of First National.

     Voting Agreements. The directors of First National have entered into a Voting Agreement, dated as of the same date as the merger agreement. Pursuant to this agreement, each director agrees to vote the shares of First National common stock that he or she owns or controls in favor of the merger. The 1,560 shares owned or controlled by the directors equal 31.2% of First National's outstanding shares.

     Employment Agreements. Stan Nielsen, First National's President and CEO, and David Alexander, First National's Executive Vice President, have each entered into an employment agreement, ratified by Glacier, with First National. Each of the employment agreements provides that the executive will maintain his current title and responsibilities following the merger.

     Each of the employment agreements provides that if the employment of the named executive is terminated without cause (as defined in the agreement) or if the named executive resigns with good reason (as defined in the agreement), First National will pay to the named executive a lump sum payment equal to one times such executive's current base salary.

     Each of the employment agreements provide that during the term of employment and for a one year after the named executive's employment has ended, the named executive will not provide management, supervisory or other similar services to any person or entity engaged in any business within Morgan, Summit and/or Weber Counties, Utah.

     Each of the employment agreements provides for an initial annual salary for the remainder of 2006 and for 2007, with subsequent salary increases subject to the employing bank's annual review of the named executive's compensation and performance. The initial annual salary for the remainder of 2006 will be $77,160 for Stan Nielsen and $65,160 for David Alexander. Stan Nielsen will receive a bonus of $23,000 in January 2007, and David Alexander will receive $17,000 at that time.

     First National Director Non-Competition Agreement. All members of the board of directors of First National (except Stan Nielsen, who is subject to the non-compete provision in his employment agreement) have entered into a non-competition agreement with Glacier. Except under certain limited circumstances, the non-competition agreement prohibits directors from competing with Glacier and First National within Morgan, Summit and/or Weber Counties, Utah. The term of the non-competition agreement commences upon the effective date of the merger and continues for three years.

     Stay Bonuses. As provided in the merger agreement, certain First National employees will receive stay bonuses in the aggregate amount of approximately $510,000 immediately following consummation of the merger. Stan Nielsen will receive a payment equal to 200% of his total 2005 W-2 compensation, or approximately $180,000, and David Alexander will receive an amount equal to 150% of his total 2005 W-2 compensation, or approximately $120,000.

     Indemnification of Directors and Officers; Insurance. The merger agreement provides that Glacier will, for a period of four years following the closing of the merger, indemnify the present and former directors and officers of First National against liabilities or costs that may arise in the future, incurred in connection with claims or actions arising out of or pertaining to matters that existed or occurred prior to the effective date of the merger. The scope of this indemnification is to the fullest extent that such persons would have been entitled to indemnification under the National Bank Act or the articles of association or bylaws of First National.

     The merger agreement also provides that for a period of four years following the closing of the merger, Glacier will use reasonable efforts to cause to be maintained in effect, director and officer liability insurance substantially similar to that maintained by Glacier with respect to claims arising from facts or events that occurred before the effective date of the merger.

REGULATORY REQUIREMENTS

     Closing of the merger is subject to approval by the appropriate banking regulatory authorities, including the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency.

ACCOUNTING TREATMENT OF THE MERGER

     The acquisition of First National will be accounted for using the purchase method of accounting by Glacier under accounting principles generally accepted in the United States of America. Accordingly, using the purchase method of accounting, the assets and liabilities of First National will be recorded by Glacier at their respective fair values at the time of the merger. The excess of Glacier's purchase price over the net fair value of assets acquired including identifiable intangible assets and liabilities assumed is recorded as goodwill. Goodwill will be periodically assessed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of First National will be included in Glacier's consolidated statement of operations after the date of the merger. The identifiable intangible assets with finite lives, other than goodwill, will be amortized against the combined company's earnings following completion of the merger.

STOCK RESALES BY FIRST NATIONAL AFFILIATES

     The Glacier common stock to be issued in the merger will be transferable free of restrictions under the Securities Act of 1933 ("1933 Act"), except for shares received by persons, including directors and executive officers of First National, who may be deemed to be "affiliates" of First National, as that term is defined in the rules under the 1933 Act. Affiliates may not sell their shares of Glacier common stock acquired in the merger, except (a) pursuant to an effective registration statement under the 1933 Act covering those shares, (b) in compliance with Rule 145, or (c) in accordance with an opinion of counsel reasonably satisfactory to Glacier, under other applicable exemptions from the registration requirements of the 1933 Act. Glacier has obtained customary agreements with all First National directors, officers, and affiliates of First National, under which such persons will represent that they will not dispose of their shares of Glacier received in the merger or the shares of capital stock of First National or Glacier held by them before the merger, except in compliance with the 1933 Act and the rules and regulations promulgated under the 1933 Act. This proxy statement/prospectus does not cover any resales of the Glacier common stock received by affiliates of First National.

                      INFORMATION CONCERNING FIRST NATIONAL

GENERAL

     First National Bank of Morgan was chartered under the National Banking Act in September 1903. First National is regulated by the OCC and the FDIC. As of December 31, 2005, First National had total assets of approximately $68.4 million, total loans of approximately $47.7 million, total deposits of approximately $59.0 million and approximately $9.2 million of shareholders' equity.

MARKET AREA

     First National provides a full range of banking, mortgage and lending services to retail and commercial customers through its two locations in Morgan County, Utah. Along with steady asset, loan and deposit growth, consistent core earnings and low net charge-offs have historically characterized First National's financial performance. First National's primary market area consists of a three county area in the Wasatch Mountain region of Utah consisting of Morgan, Summit and Weber counties. This market area is generally characterized as one of the strongest growth markets in Utah with a strong base of economic activities including manufacturing, construction, recreation, real estate development, ranching and agriculture, government, transportation and retail.

LENDING ACTIVITIES

     First National's principal business is to accept deposits from the public and to make loans and other investments. The primary source of income generated by First National is the interest earned from both its loan and investment portfolios. To develop business, the bank relies to a great extent on the personalized approach of its officers and directors, who have extensive business and personal contacts in the communities served by the bank. First National offers a variety of traditional loan products to its customers, primarily individual consumers and small to medium-sized businesses. For businesses, First National provides term loans, lines of credit, loans for working capital, loans for business expansion and the purchase of equipment and machinery, construction and land development loans for builders and developers and commercial real estate loans. First National offers consumers residential mortgage loans, home equity loans, automobile loans and various other consumer installment loans.

     At December 31, 2005, First National's consolidated total loan portfolio was $47.7 million, representing approximately 69.7% of its total assets. As of such date, First National's loan portfolio consisted of 31.1% 1-4 family real estate secured loans, 16.7% commercial real estate secured loans (excluding construction and land development loans), 20.4% real estate construction and land development loans, 10.5% commercial loans, 13.3% installment or consumer loans and 6.4% farm and agriculture loans.

DEPOSIT AND BANKING SERVICES

     Customers of First National are provided with a full complement of traditional banking and deposit products. The bank is engaged in substantially all of the business operations customarily conducted by independent financial institutions in Utah, including the acceptance of checking accounts, savings accounts, money market accounts and a variety of certificates of deposit accounts.

     First National does a substantial amount of business with individuals, as well as with customers in small to medium-sized commercial, industrial and agriculture businesses. The primary sources of core deposits are residents of First National's primary market area and businesses and their employees located in that area. First National also obtains deposits through personal solicitation by the bank's officers and directors and through local advertising. For the convenience of its customers, First National offers drive-through banking facilities, automated teller machines, internet banking, direct deposit, night depositories, personalized checks, merchant bank card processing and safe deposit boxes. The bank's services also include cashier's checks, travelers' checks, domestic wire transfers, account research, stop payments, and telephone and internet based transfers between accounts.

FIRST NATIONAL SUMMARY FINANCIAL INFORMATION

     The following selected financial information for the fiscal years ended December 31, 2005, 2004 and 2003 is derived from unaudited financial statements of First National:

                          FIRST NATIONAL BANK OF MORGAN
                                  BALANCE SHEET

                                                   YEAR ENDED DECEMBER 31,
                                           ---------------------------------------
                                               2003          2004          2005
                                           -----------   -----------   -----------
Cash and Cash Equivalents                  $ 5,528,769   $ 1,805,546   $ 4,363,490
Fed Funds                                    3,703,802     5,135,844     3,540,496
Securities                                  11,509,822    11,564,119    11,201,888
Gross Loans                                 40,371,480    47,937,873    47,702,711
   Allowance for Loan Loss                     404,390       391,857       495,140
                                           -----------   -----------   -----------
NET LOANS                                   39,967,090    47,546,016    47,207,571
                                           ===========   ===========   ===========
Premises & Fixed Assets                      1,449,106     1,928,794     1,880,865
OREO                                                 0             0             0
Other Assets                                   746,407       631,267       197,948
                                           -----------   -----------   -----------
TOTAL ASSETS                               $62,904,996   $68,611,586   $68,392,258
                                           ===========   ===========   ===========
Deposits                                   $54,504,464   $59,783,288   $59,027,305
Fed Funds & Repos                                    0             0             0
Borrowings                                           0             0             0
Other Liabilities                              135,022       155,688       147,637
                                           -----------   -----------   -----------
TOTAL LIABILITIES                           54,639,486    59,938,976    59,174,942
                                           ===========   ===========   ===========
Equity                                       8,265,510     8,672,610     9,217,316
                                           -----------   -----------   -----------
TOTAL LIABILITIES AND SHAREHOLDER EQUITY   $62,904,996   $68,611,586   $68,392,258
                                           ===========   ===========   ===========

                          FIRST NATIONAL BANK OF MORGAN
                                INCOME STATEMENT

                                            YEAR ENDED DECEMBER 31,
                                     ------------------------------------
                                        2003         2004         2005
                                     ----------   ----------   ----------
Interest Income                      $3,293,694   $3,414,742   $4,016,789
Interest Expense                        828,334      693,933      980,008
Net Interest Income                   2,465,360    2,720,809    3,036,781
Loan Loss Provision                      10,000       60,000      103,511
Non-interest Income                     513,323      469,714      467,769
Non-interest Expense                  1,443,633    1,724,793    1,710,779
Gains (losses) on Securities Sales            0            0            0
Pre-Tax Income                        1,525,050    1,405,730    1,690,260
Taxes                                   526,688      468,379      579,500
                                     ----------   ----------   ----------
NET INCOME                           $  998,362   $  937,351   $1,110,760
                                     ==========   ==========   ==========

COMPETITION

     First National experiences competition in both lending and attracting funds from other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, asset-based non-bank lenders, government agencies and certain other non-financial institutions, including retail stores, which may offer more favorable financing alternatives than First National.

     First National also competes with companies located outside of its primary market that provide financial services to persons within this market. Some of First National's current and potential competitors have larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than First National and some of them are not subject to the same degree of regulation as First National.

EMPLOYEES

     As of June 1, 2006, First National had, in the aggregate, 15 full-time and 9 part-time employees. First National believes that it has a good relationship with its employees and the employees are not represented by a collective bargaining agreement.

PROPERTIES

     First National operates from two locations in Morgan County, Utah. The main branch is located at 120 North State Street in Morgan, Utah, which is a full service facility that was most recently remodeled in 2004. The Morgan branch is a two level building consisting of approximately 9,600 square feet, has three full service drive-up lanes and one ATM drive-up lane. The Mountain Green branch is located at 5015 W. Old Highway Rd., which is a full service facility that was opened in its current location in August 2000. The Mountain Green branch is a one story building consisting of approximately 3,500 square feet, has two full service drive-up lanes and one ATM drive-up lane. Both the Morgan and Mountain Green branches are owned by First National.

LEGAL PROCEEDINGS

     From time to time, litigation arises in the normal conduct of First National's business. However, First National is not currently involved in any litigation that management of First National believes, either individually or in the aggregate, could reasonably be expected to have a material adverse effect on its business, financial condition or results of operations.

SHARE OWNERSHIP OF PRINCIPAL SHAREHOLDERS, MANAGEMENT AND DIRECTORS OF FIRST NATIONAL

     The following table shows, as of June 12, 2006, the beneficial ownership of First National common stock by (i) each person known by First National to be the beneficial owner more than 5% of First National's outstanding common stock, (ii) each of First National directors and executive officers; and (iii) all of First National's directors and officers as a group. Except as otherwise noted in the footnotes to the table, each individual has sole investment and voting power with respect to the shares of common stock set forth.

                                                     SHARES
                                                  BENEFICIALLY   PERCENTAGE OF
NAME(1)                                             OWNED(2)        CLASS(3)
-------                                           ------------   -------------
FIVE PERCENT SHAREHOLDERS
Avon T. Francis
2245 E. 7150 S.
Salt Lake City, Utah 84121                             250            5.0%

Jay W. Francis
10 E. 1800 S.
Bountiful, Utah 84010                                  430            8.6%

Shirley F. Nielsen
1911 E. 3780 S.
Salt Lake City, Utah 84106                             282            5.6%

DIRECTORS AND EXECUTIVE OFFICERS

David Alexander, Sr. Vice President                      0               *
Melba F. Brimley, Director                             376            7.5%
A. Kirk Francis, Director                               36               *
George N. Francis, Director                            230            4.6%
Grant Francis, Director                                500           10.0%
Phillip N. Francis, Director                           187            3.7%
Stanton R. Nielsen, Director, President and CEO        111(4)         2.2%
Richard K. Sommers, Director                           120            2.4%

ALL DIRECTORS AND EXECUTIVE OFFICERS
AS A GROUP (8 PERSONS)                               1,560           31.2%

*    Denotes less than 1% ownership.

(1) The address for each of the directors and executive officers named in the above table is: c/o First National Bank of Morgan, 120 N. State Street, Morgan, Utah, 84050.

(2) The information set forth in this table with respect to First National common stock ownership reflects "beneficial ownership" as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. "Beneficial ownership" includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both.

(3) The percentages are based upon 5,000 shares outstanding. There are no options, warrants or other rights outstanding to acquire any shares of First National common stock.

(4) Includes 24 shares of common stock owned by Stanton Reed Nielsen, Mr. Nielsen's son.

RELATED PARTY TRANSACTIONS

     Certain directors and executive officers of First National and its subsidiaries, and their related interests, had loans outstanding in the aggregate amounts of approximately $89,000 at December 31, 2005. These loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other person not affiliated with First National or its subsidiaries and did not involve more than normal risks of collectibility or present other unfavorable features. The prohibitions on certain extensions of credit to directors and executive officers contained in the Sarbanes-Oxley Act do not apply to any of these loans.

                     DESCRIPTION OF GLACIER'S CAPITAL STOCK

     Glacier's authorized capital stock consists of 78,125,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

     Glacier common stock is listed for trading on The NASDAQ Stock Market under the symbol "GBCI."

     Glacier's shareholders do not have preemptive rights to subscribe to any additional securities that may be issued. Each share of Glacier common stock has the same relative rights and is identical in all respects to every other share of Glacier common stock. If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier's remaining assets after provision for liabilities.

     For additional information concerning Glacier's capital stock, see "Comparison Of Certain Rights Of Holders Of Glacier And First National Common Stock."

                   COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF
                     GLACIER AND FIRST NATIONAL COMMON STOCK

     Montana law and Glacier's articles of incorporation and bylaws govern the rights of Glacier shareholders and will govern the rights of First National shareholders who become shareholders of Glacier as a result of the merger. The rights of First National shareholders are currently governed by the National Bank Act and by First National's articles of association and bylaws. The following is a brief summary of certain differences between the rights of Glacier and First National shareholders. This summary does not purport to be complete and is qualified by the documents referenced. See also "Where You Can Find More Information About Glacier."

GENERAL

     Under its articles of incorporation, Glacier's authorized capital stock consists of 78,125,000 of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. No shares of preferred stock are currently outstanding.

     Under its articles of association, First National's authorized capital consists of 5,000 shares of common stock, $10.00 par value per share.

     The following is a more detailed description of Glacier's and First National's capital stock.

COMMON STOCK

     As of March 31, 2006, there were 32,314,112 shares of Glacier common stock issued and outstanding, in addition to options for the purchase of 2,164,521 shares of Glacier common stock under Glacier's employee and director stock option plans.

     As of March 31, 2006, there were 5,000 shares of First National common stock issued and outstanding.

PREFERRED STOCK

     As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

     First National's authorized capital does not include preferred stock.

DIVIDEND RIGHTS

     Dividends may be paid on Glacier common stock as and when declared by the Glacier board of directors out of funds legally available for the payment of dividends. The Glacier board of directors may issue preferred stock that is entitled to such dividend rights as the board of directors may determine, including priority over the common stock in the payment of dividends. The ability of Glacier to pay dividends basically depends on the amount of dividends paid to it by its subsidiaries. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank's ability to pay dividends. Accordingly, the dividend restrictions imposed on the subsidiaries by statute or regulation effectively may limit the amount of dividends Glacier can pay.

     Dividends may be paid on First National common stock as and when declared by the First National board of directors out of undivided profits, except that the approval of the Comptroller of the Currency shall be required if the total of all dividends declared by such association in any calendar year shall exceed the total of its net income of that year combined with its retained net income of the preceding two years, less any required transfers to surplus.

VOTING RIGHTS

     All voting rights are currently vested in the holders of Glacier common stock and First National common stock, with each share being entitled to one vote.

     The articles of incorporation of Glacier provide that shareholders do not have cumulative voting rights in the election of directors. Pursuant to the National Bank Act, First National shareholders do have cumulative voting rights for the election of directors.

PREEMPTIVE RIGHTS

     Glacier's shareholders do not have preemptive rights to subscribe to any additional securities that may be issued. First National's shareholders do have preemptive rights to subscribe to any additional shares of common stock that may be issued.

LIQUIDATION RIGHTS

     If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier's remaining assets after provision for liabilities. The Glacier board of directors is authorized to determine the liquidation rights of any preferred stock that may be issued.

     If First National is liquidated, the holders of First National common stock are entitled to share, on a pro rata basis, First National's remaining assets after provision for liabilities.

     All outstanding shares of Glacier common stock are, and the shares to be issued in the merger will be, fully paid and nonassessable. Shares of First National's common stock are assessable in the manner and to the extent provided in the National Bank Act.

AMENDMENT OF ARTICLES AND BYLAWS

     The Montana Business Corporation Act ("MBCA") authorizes a corporation's board of directors to make various changes of an administrative nature to its articles of incorporation, including increasing the number of outstanding shares in proportion to a stock split or stock divided in the corporation's own shares. Other amendments to a corporation's articles of incorporation must be recommended to the shareholders by the board of directors, unless the board determines that because of a conflict of interest or other special circumstances it should make no recommendation, and must be approved by a majority of all votes entitled to be cast by each voting group that has a right to vote on the amendment. The Glacier board of directors may, by a majority vote, amend Glacier's bylaws.

     Pursuant to the National Bank Act and First National's articles of association, all amendments to the articles of association must be approved by a vote of the holders of a majority of the voting shares of the stock of the association. First National's bylaws may be amended by a majority of the directors.

APPROVAL OF CERTAIN TRANSACTIONS

     The MBCA does not contain any "anti-takeover" provisions imposing specific requirements or restrictions on transactions between a corporation and significant shareholders. Glacier's articles of incorporation contain a provision requiring that specified transactions with an "interested shareholder" be approved by 80% of the voting power of the then outstanding shares unless it is (i) approved by Glacier's board of directors, or (ii) certain price and procedural requirements are satisfied. An "interested shareholder" is broadly defined to include the right, directly or indirectly, to acquire or to control the voting or disposition of 10% or more of Glacier's voting stock.

     Neither the National Bank Act nor First National's articles of association contain any anti-takeover provisions.

BOARD OF DIRECTORS - NUMBER OF DIRECTORS AND STAGGERED BOARD

     Glacier's articles of incorporation provide that the number of directors may not be less than seven (7) or more than seventeen (17). The articles further provide that the board must generally be staggered if there are nine (9) or more members. Glacier's board currently consists of nine (9) members, each of whom has a staggered three-year term.

     First National's articles of association provide that the number of directors may not be less than five (5) or more than twenty-five (25). The board of directors for First National currently consists of seven (7) members, each of whom is currently serving an annual term.

INDEMNIFICATION AND LIMITATION OF LIABILITY

     Under the MBCA, indemnification of directors and officers is authorized to cover judgments, amounts paid in settlement, and expenses arising out of actions where the director or officer acted in good faith and in or not opposed to the best interests of the corporation, and in criminal cases, where the director or officer had no reasonable cause to believe that his or her conduct was unlawful. Unless limited by the corporation's articles of incorporation, Montana law requires indemnification if the director or officer is wholly successful on the merits of the action. Glacier's bylaws provide that Glacier shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in settlement of actions brought against a director or officer in the name if the corporation, commonly referred to as a derivative action. Under the MBCA, any indemnification of a director in a derivative action must be reported to shareholders in writing prior to the next annual meeting of shareholders.

     The articles of First National provide for indemnification for certain expenses and costs in suits to which such person is made or threatened to be made a party because such person was a director or officer of the corporation, except for actions finally adjudged to have been gross negligence, willful misconduct or criminal acts.

RESTRICTION ON TRANSFER OF SHARES

     Neither Glacier's nor First National's articles or bylaws provide any specific limitations on its ability to transfer shares, nor require the company's shares to bear a restrictive legend.

POTENTIAL "ANTI-TAKEOVER" PROVISIONS

     Glacier's articles of incorporation include certain provisions that could make more difficult the acquisition of Glacier by means of a tender offer, a proxy contest, merger or otherwise. These provisions include: (i) the "staggered board," whereby only one-third of the members of the board of directors are elected in any particular year; and (ii) a requirement that any "Business Combination" (as defined in the articles of incorporation) be approved by the affirmative vote of not less than 80% of the voting power of the then outstanding shares unless it is either approved by the board of directors or certain price and procedural requirements are satisfied.

     In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defensive measure against takeovers, may potentially be used by management to make more difficult uninvited attempts to acquire control of Glacier (for example, by diluting the ownership interest of a substantial shareholder, increasing the amount of consideration necessary for shareholder to obtain control, or selling authorized but unissued shares to friendly third parties).

     The staggered board structure of the board of directors, the "supermajority" approval requirement for certain business transactions, and the availability of Glacier's preferred stock for issuance without shareholder approval, may have the effect of lengthening the time required for a person to acquire control of Glacier through a tender offer, proxy contest or otherwise, and may deter any potentially unfriendly offers or other efforts to obtain control of Glacier. This could deprive Glacier's shareholders of opportunities to realize a premium for their Glacier common stock, even in circumstances where such action was favored by a majority of Glacier's shareholders.

                              CERTAIN LEGAL MATTERS

     The validity of the Glacier common stock to be issued in the merger will be passed upon for Glacier by its special counsel, Christensen, Moore, Cockrell, Cummings & Axelberg, P.C., Kalispell, Montana. Graham & Dunn PC, Seattle, Washington, Glacier's corporate counsel, has provided an opinion concerning certain tax matters related to the merger.

                                     EXPERTS

     The consolidated financial statements of Glacier Bancorp, Inc. as of December 31, 2005 and the year then ended have been incorporated by reference herein and in the registration statement in reliance upon the report of BKD, LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated statement of financial condition of Glacier Bancorp, Inc. as of December 31, 2004 and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

                WHERE YOU CAN FIND MORE INFORMATION ABOUT GLACIER

     Glacier files annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information that Glacier files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Glacier's SEC filings are also available to the public on the SEC Internet site (http://www.sec.gov). As described below, you may also obtain the documents that Glacier is incorporating by reference into this proxy statement/prospectus from Glacier.

     Glacier has filed a Registration Statement on Form S-4 to register with the SEC the shares of Glacier common stock to be issued to First National shareholders in the merger. This proxy statement/prospectus is part of that Registration Statement and constitutes a prospectus of Glacier in addition to being a proxy statement of First National for the First National special shareholders meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the Registration Statement or the exhibits to the Registration Statement.

     The SEC allows Glacier to "incorporate by reference" information into this proxy statement/prospectus, which means that Glacier can disclose important information to you by referring you to another document filed separately by Glacier with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by any information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Glacier has previously filed with the SEC (other than current reports furnished under Item 9 or Item 12 of Form 8-K). These documents contain important information about Glacier and its finances:

     -    Annual Report on Form 10-K for the year ended December 31, 2005;

     -    Quarterly Report on Form 10-Q for the quarter ended March 31, 2006;

     -    Proxy Statement for Glacier's 2006 Annual Meeting of Shareholders; and

     - Current Reports on Form 8-K filed February 2, 2006; February 3, 2006; April 12, 2006; April 21, 2006; April 24, 2006; April 28, 2006; and
          June 1, 2006.

     Glacier is also incorporating by reference additional documents that Glacier files with the SEC between the date of this proxy statement/prospectus and the date of the special meeting of First National shareholders (other than current reports furnished under Item 9 or Item 12 of Form 8-K).

     YOU CAN OBTAIN THE DOCUMENTS THAT ARE INCORPORATED BY REFERENCE THROUGH GLACIER OR THE SEC. YOU CAN OBTAIN THE DOCUMENTS FROM THE SEC, AS DESCRIBED ABOVE. THESE DOCUMENTS ARE ALSO AVAILABLE FROM GLACIER WITHOUT CHARGE, EXCLUDING EXHIBITS UNLESS GLACIER HAS SPECIFICALLY INCORPORATED SUCH EXHIBITS BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS. YOU MAY OBTAIN DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS BY REQUESTING THEM FROM GLACIER AT 49 COMMONS LOOP, KALISPELL, MONTANA 59901, TELEPHONE NUMBER (406) 751-4703,
ATTN: JAMES H. STROSAHL, CORPORATE SECRETARY. IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM GLACIER, PLEASE DO SO BY ________, 2006 TO RECEIVE THEM BEFORE THE FIRST NATIONAL SPECIAL SHAREHOLDERS MEETING. CERTAIN REPORTS CAN ALSO BE FOUND ON GLACIER'S WEBSITE AT WWW.GLACIERBANCORP.COM.

     Glacier has supplied all of the information concerning it contained in this proxy statement/prospectus, and First National has supplied all of the information concerning it.

     You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus in deciding how to vote on the merger. We have not authorized anyone to provide you with information other than what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated ___________, 2006. You should not assume that information contained in this proxy statement/prospectus is accurate as of any other date, and neither the mailing of this proxy statement/prospectus to First National shareholders nor the issuance of Glacier common stock in the merger will create any implication to the contrary.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 35-1-451 through 35-1-459 of the Montana Business Corporation Act ("MBCA") contain specific provisions relating to indemnification of directors and officers of Montana corporations. In general, the statute provides that (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided in the statute that the director meets a certain standard of conduct, provided that when a director is liable to the corporation, the corporation may not indemnify him. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advancement of expenses under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by resolution provide indemnification in addition to that provided by statute, subject to certain conditions set forth in the statute.

     The articles of incorporation of Glacier provide, among other things, that the personal liability of the directors and officers of the corporation for monetary damages shall be eliminated to the fullest extent permitted by the MBCA. Glacier's bylaws provide that the corporation shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in settlement of actions brought against a director or officer in the name of the corporation.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a)  The exhibits are listed on the accompanying "Exhibit Index".

     (b)  Financial Statement Schedules. None.

     (c) The opinion of the financial advisor is set forth as APPENDIX C to this proxy statement/prospectus

ITEM 22. UNDERTAKINGS

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to;

               (i) Include any prospectus required by Section 10(a)(3) of the 1933 Act;

               (ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

               (iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof..

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the Effective Date of the registration statement through the date of responding to the request.

     (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the 1933 Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kalispell, State of Montana, on June 28, 2006.

                                        GLACIER BANCORP, INC.


                                        By: /s/ Michael J. Blodnick
                                            ------------------------------------
                                            Michael J. Blodnick President and
                                            Chief Executive Officer

     Each person whose individual signature appears below hereby authorizes and appoints Michael J. Blodnick and James H. Strosahl, and each of them, with full power of substitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post-effective amendments.

                                        SIGNATURE AND TITLE


                                        By: /s/ Michael J. Blodnick
                                            ------------------------------------
                                            Michael J. Blodnick, President and
                                            Chief Executive Officer and Director
                                            (Principal Executive Officer)


                                        By: /s/ James H. Strosahl
                                            ------------------------------------
                                            James H. Strosahl,
                                            Executive Vice President and
                                            Chief Financial Officer
                                           (Principal Financial Officer)


                                        By: /s/ Everit A. Sliter
                                            ------------------------------------
                                            Everit A. Sliter, Chairman of the
                                            Board and Director


                                        By: /s/ James M. English
                                            ------------------------------------
                                            James M. English, Director


                                        By: /s/ Allen J. Fetscher
                                            ------------------------------------
                                            Allen J. Fetscher, Director


                                        By: /s/ Jon W. Hippler
                                            ------------------------------------
                                            Jon W. Hippler, Director

                                        By: /s/ Craig A. Langel
                                            ------------------------------------
                                            Craig A Langel, Director


                                        By /s/ L. Peter Larson
                                           ------------------------------------
                                           L. Peter Larson, Director


                                        By: /s/ John S. MacMillan
                                            ------------------------------------
                                            John S. MacMillan, Director


                                        By: /s/ John W. Murdoch
                                            ------------------------------------
                                            John W. Murdoch, Director

                                  EXHIBIT INDEX

Exhibit No.                         Description of Exhibit
-----------                         ----------------------
   2          Plan and Agreement of Merger dated as of May 31, 2006, by and between Glacier Bancorp, Inc. and First National Bank of Morgan
              (contained in Appendix A to the proxy statement/prospectus which is included in the registration statement).

   5          Opinion of Christensen, Moore, Cockrell, Cummings & Axelberg,
              P.C., regarding legality of securities.

   8          Opinion of Graham & Dunn PC regarding federal income tax matters.

   10.1       Director Voting Agreement.

   10.2       Director Non-Competition Agreement.

   10.3       Employment Agreement for Stanton R. Nielsen.

   10.4       Employment Agreement for David R. Alexander.

   23.1       Consent of Christensen, Moore, Cockrell, Cummings & Axelberg, P.C.
              (contained in its opinion filed as Exhibit 5).

   23.2 Consent of Graham & Dunn PC as to its tax opinion (contained in its opinion filed as Exhibit 8).

   23.3 Consent of BKD, LLP, Glacier Bancorp's independent registered public accounting firm.

   23.4 Consent of KPMG LLP, Glacier Bancorp's former independent registered public accounting firm.

   23.5 Consent of Hovde Financial, Inc., First National's financial adviser.

   24 Power of Attorney (contained on the signature page of the registration statement).

   99.1       Form of proxy to be mailed to shareholders of First National.

   99.2       Form of election form to be mailed to shareholders of First
              National.

   99.3       Opinion of Financial Advisor to First National (contained in
              Appendix C to the proxy statement/prospectus which is included in the registration statement).

                                                                      Appendix A

================================================================================

                          PLAN AND AGREEMENT OF MERGER

                                      AMONG

                         FIRST NATIONAL BANK OF MORGAN,

               NEW FIRST NATIONAL BANK OF MORGAN (UPON FORMATION)

                                       AND

                              GLACIER BANCORP, INC.

================================================================================

                            DATED AS OF MAY 31, 2006

                                TABLE OF CONTENTS

                                                                           PAGE
                                                                         -------
SECTION 1. TERMS OF TRANSACTION.......................................        xi
   1.1  Effect of Merger..............................................        xi
   1.2  Merger Consideration..........................................        xi
   1.3  Conversion Election Procedures and Allocation.................       xii
   1.4  No Fractional Shares..........................................       xiv
   1.5  Payment to Dissenting Shareholders............................       xiv
   1.6  Deposit of Cash and Shares....................................       xiv
   1.7  Certificates..................................................       xiv

SECTION 2. CLOSING OF TRANSACTION.....................................       xvi
   2.1  Effective Date................................................       xvi
   2.2  Events of Closing.............................................       xvi
   2.3  Place and Time of Closing.....................................       xvi

SECTION 3. REPRESENTATIONS AND WARRANTIES.............................       xvi
   3.1  Representations and Warranties of FNBM........................       xvi
   3.2  Representations and Warranties of GBCI........................     xxiii

SECTION 4. CONDUCT AND TRANSACTIONS PRIOR TO CLOSING..................      xxvi
   4.1  Conduct of FNBM's Businesses Prior to Closing.................      xxvi
   4.2  Registration Statement........................................      xxxi
   4.3  Affiliate Letters.............................................     xxxii
   4.4  Submission to Regulatory Authorities..........................     xxxii
   4.5  Public Announcements..........................................     xxxii
   4.6  Consents......................................................    xxxiii
   4.7  Further Actions...............................................    xxxiii
   4.8  Notice........................................................    xxxiii
   4.9  Confidentiality...............................................    xxxiii
   4.10 Blue Sky Filings..............................................    xxxiii
   4.11 Tax Treatment.................................................    xxxiii
   4.12 Best Efforts..................................................    xxxiii
   4.13 GBCI Assistance with Regulatory Compliance....................    xxxiii
   4.14 New Bank as Party to Agreement................................     xxxiv

SECTION 5. APPROVALS AND CONDITIONS...................................     xxxiv
   5.1  Required Approvals............................................     xxxiv
   5.2  Conditions to Obligations of GBCI.............................     xxxiv
   5.3  Conditions to Obligations of FNBM.............................    xxxvii

SECTION 6. DIRECTORS, OFFICERS AND EMPLOYEES..........................   xxxviii
   6.1  Directors.....................................................   xxxviii

   6.2  Officer's Employment Contract.................................   xxxviii
   6.3  Employee Benefit Issues.......................................   xxxviii
   6.4  Indemnification of Directors and Officers.....................     xxxix

SECTION 7. TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION....     xxxix
   7.1  Termination by Reason of Lapse of Time........................     xxxix
   7.2  Termination Due To GBCI Average Closing Price Greater
        Than $34.50...................................................     xxxix
   7.3  Termination Due To GBCI Average Closing Price Less than
        $25.50 and Glacier Underperforms Market.......................        xl
   7.4  Termination in the Event of GBCI Average Closing Price less
        than $22.50 and Overall Market Decline Adjustment.............       xli
   7.5  Other Grounds for Termination.................................       xli
   7.6  Termination Fee Payable By FNBM...............................      xlii
   7.7  Termination Fee Payable By GBCI...............................     xliii
   7.8  Break-Up Fee..................................................     xliii
   7.9  Cost Allocation Upon Termination..............................     xliii

SECTION 8. MISCELLANEOUS..............................................     xliii
   8.1  Notices.......................................................     xliii
   8.2  Waivers and Extensions........................................      xliv
   8.3  Construction and Execution in Counterparts....................      xliv
   8.4  Survival of Representations, Warranties, and Covenants........      xliv
   8.5  Attorneys' Fees and Costs.....................................       xlv
   8.6  Arbitration...................................................       xlv
   8.7  Governing Law and Venue.......................................       xlv
   8.8  Severability..................................................       xlv
   8.9  No Assignment.................................................       xlv

SECTION 9. AMENDMENTS.................................................       xlv

                         LIST OF SCHEDULES AND EXHIBITS

SCHEDULES:
Schedule 3.1.1  FNBM Offices
Schedule 3.1.2  Third Party Consents Required by FNBM
Schedule 3.1.6  FNBM Properties
Schedule 3.1.7  FNBM Environmental Matters
Schedule 3.1.9  FNBM Regulatory Actions
Schedule 3.1.11 FNBM Material Contracts
Schedule 3.1.16 Asset Classifications
Schedule 3.1.17 FNBM Litigation
Schedule 3.1.18 FNBM Insurance Policies
Schedule 3.1.20 FNBM Benefit Plans
Schedule 4.3.1  FNBM Rule 145 Affiliates

EXHIBITS:
Exhibit A Form of Affiliate Letter
Exhibit B Opinion of FNBM Legal Counsel
Exhibit C FNBM Employee Stay Bonus Payments
Exhibit D Severance Plan for FNBM Employees

                          PLAN AND AGREEMENT OF MERGER
                                      AMONG
                         FIRST NATIONAL BANK OF MORGAN,
                NEW FIRST NATIONAL BANK OF MORGAN (IN FORMATION),
                                       AND
                              GLACIER BANCORP, INC.

     This Plan and Agreement of Merger (the "Agreement"), dated as of May 31, 2006, is made by and between FIRST NATIONAL BANK OF MORGAN ("FNBM") and GLACIER BANCORP, INC. ("GBCI"), acting on its own behalf and on behalf of a national banking association to be formed by GBCI pursuant to this Agreement ("New Bank").

                                    PREAMBLE

     The management and boards of directors of GBCI and FNBM believe that the proposed Merger, to be accomplished in the manner set forth in this Agreement, is in the best interests of the respective corporations and their shareholders.

                                    RECITALS

A.   THE PARTIES. The parties to the proposed transaction are as follows:

     (1) FNBM is a national banking association organized and validly existing under the laws of the United States, with its principal office located in Morgan, Utah.

     (2) GBCI is a corporation duly organized and validly existing under Montana law and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended ("BHC Act"). GBCI's principal office is located in Kalispell, Montana.

     (3) New Bank will be organized by persons designated by GBCI who will, following execution of this Agreement by FNBM and GBCI, apply for approval from the Office of the Comptroller of the Currency ("OCC") to become an interim national banking association. Upon receipt of such approval, New Bank will become a body corporate and will execute this Agreement, thereby becoming a party hereto and ratifying all prior actions taken on its behalf by GBCI. All of the capital stock of New Bank will be subscribed for solely by GBCI, and the consideration for such stock will be paid in before the Effective Date.

B. THE TRANSACTION. In accordance with the terms and conditions of this Agreement and Section 215a of the National Bank Act (12 USC Section 215a), FNBM will merge with and into New Bank (the "Merger"), the separate legal existence of FNBM will cease, and FNBM and New Bank will become a single national banking association under the name "First National Bank of Morgan" (the "Combined Bank"). The Combined Bank will continue to be governed by the laws of the United States and the regulations of the OCC. Outstanding shares of FNBM Common Stock will be exchanged for a combination of cash and shares of GBCI Common Stock as set forth in Section 1.2. The Merger is not and shall not be deemed to be a consolidation under Section 215 of the National Bank Act.

C. BOARD APPROVALS. The respective boards of directors of GBCI and FNBM have approved this Agreement and authorized its execution and delivery.

D.   OTHER APPROVALS. The Merger is subject to:

     (1)  Satisfaction of the conditions described in this Agreement;

     (2)  Approval by FNBM's shareholders; and

     (3) Approval or acquiescence, as appropriate, by (a) the Board of Governors of the Federal Reserve System ("Federal Reserve"), (b) the OCC, and (c) any other agencies having jurisdiction over the Merger (collectively, the "Regulatory Approvals").

E. EMPLOYMENT AGREEMENTS. FNBM has entered into employment agreements with each of Stanton R. Nielsen and David R. Alexander, which agreements will take effect as of the Effective Date.

F. DIRECTOR AGREEMENTS. In connection with the parties' execution of this Agreement, each director of FNBM has entered into agreements, the forms of which have been approved by GBCI, pursuant to which, among other things, each agrees to vote such holder's shares of FNBM Common Stock in favor of the actions contemplated by this Agreement and to refrain from competing with GBCI and/or FNBM and their respective successors for a period of time.

G. FAIRNESS OPINION. FNBM has received from Hovde Financial, Inc. ("Hovde") and delivered to GBCI an opinion to the effect that from a financial point of view, the Merger is fair to FNBM's shareholders.

H. INTENTION OF THE PARTIES -- TAX TREATMENT. The parties intend for the Merger to qualify, for federal income tax purposes, as a tax-free reorganization under IRC Section 368(a), and the parties hereto hereby adopt this Agreement as a plan of reorganization within the meaning of Sections 1.368-2(g) and as required under 1.368-3(a) of the United States Treasury Regulations.

                                    AGREEMENT

     In consideration of the mutual agreements set forth in this Agreement, GBCI and FNBM agree as follows:

                                   DEFINITIONS

     The following capitalized terms used in this Agreement will have the following meanings:

     "Acquisition Event" means any of the following: (i) a merger, consolidation or similar transaction involving FNBM or any successor, (ii) a purchase, lease or other acquisition in one or a series of related transactions of assets of FNBM representing 25% or more of the assets of FNBM, or (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or any similar transaction) in one or a series of related transactions of beneficial ownership of securities representing 50% or more of the voting power of FNBM with or by a person or entity other than GBCI or one of its Subsidiaries.

     "Acquisition Proposal" has the meaning assigned to such term in Section 4.1.10.

     "Agreement" means this Plan and Agreement of Merger.

     "ALLL" means allowance for possible loan and lease losses.

     "Asset Classification" has the meaning assigned to such term in Section 3.1.16.


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

     "BHC Act" has the meaning assigned to such term in Recital A.

     "Break-Up Fee" has the meaning assigned to such term in Section 7.8.

     "Business Day" means any day other than a Saturday, Sunday, legal holiday or a day on which banking institutions located in the State of Utah are required by law to remain closed.

     "Cash Designated Shares" has the meaning assigned to such term in Section 1.3.5.

     "Cash Election Shares" has the meaning assigned to such term in Section 1.3.2.

     "Certificate" has the meaning assigned to such term in Section 1.7.1.

     "Closing" means the closing of the Merger contemplated by this Agreement, as more fully specified in Section 2.2.

     "Combination Cash Shares" has the meaning assigned to such term in Section 1.3.2.

     "Combination Stock Shares" has the meaning assigned to such term in Section 1.3.2.

     "Combined Bank" has the meaning assigned in Recital B.

     "Compensation Plans" has the meaning assigned to such term in Section
3.1.20.

     "Daily Sales Price" for any Trading Day means the daily closing price per share of GBCI Common Stock on the NASDAQ Global Market, as reported on the website www.nasdaq.com.

     "Determination Date" means the tenth (10th) calendar day immediately preceding the Effective Date.

     "Determination Period" means the ten (10) Trading Day period immediately preceding the Determination Date.

     "Effective Date" has the meaning assigned to such term in Section 2.1.

     "Election Deadline" has the meaning assigned to such term in Section 1.3.2.

     "Election Form" has the meaning assigned to such term in Section 1.3.1.

     "Employees" has the meaning assigned to such term in Section 3.1.20.

     "Environmental Laws" has the meaning assigned to such term in Section
3.1.7.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

     "ERISA Affiliate" means, with respect to FNBM, any other entity that is considered one employer with FNBM under Section 4001 of ERISA or Section 414 of the IRC.

     "Exchange Act" has the meaning assigned to such term in Section 3.1.5.

     "Exchange Agent" means American Stock Transfer and Trust Co.


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

     "Exchange Fund" has the meaning assigned to such term in Section 1.6.

     "Execution Date" means the date of this Agreement.

     "Executive Officers," with respect to GBCI, means Michael J. Blodnick and James H. Strosahl.

     "Executive Officers," with respect to FNBM, means Stanton Nielsen and David Alexander.

     "FDIC" means the Federal Deposit Insurance Corporation.

     "Federal Reserve" means the Board of Governors of the Federal Reserve
System.

     "Final Index Value" means the average daily value, as reported on the website www.snl.com, of the Index Group during the Determination Period.

     "FNBM" is First National Bank of Morgan, a national banking association that has its principal place of business in Morgan, Utah.

     "FNBM Capital" means FNBM's capital stock, surplus and retained earnings determined in accordance with GAAP, applied on a consistent basis for financial institutions: (i) after giving effect to the payment of all FNBM Transaction Fees and the Hovde Completion Fee, (ii) after excluding the impact of any increase in ALLL or charge-offs or other reserves reasonably required by BKD, LLP or GBCI between the date of this Agreement and Closing); (iii) without giving any effect to accumulated other comprehensive income or loss as reported on the FNBM balance sheet, and (iv) after excluding the effect of any accruals or payments to be made pursuant to Section 6.3.3.

     "FNBM Common Stock" means the shares of FNBM common stock, par value $10.00 per share, issued and outstanding from time to time.

     "FNBM Contract" has the meaning assigned to such term in Section 3.1.2.

     "FNBM Financial Statements" means FNBM's (i) balance sheets as of December 31, 2005, 2004 and 2003 and the related statements of income, cash flows and changes in shareholders' equity for each of the years ended December 31, 2005, 2004 and 2003; (ii) unaudited balance sheet as of the end of each fiscal quarter following December 31, 2005 but preceding the Execution Date, and the related unaudited statements of income, cash flows and changes in shareholders' equity for each such quarter; and (iii) unaudited balance sheets and related statements of income and shareholders' equity for each of the fiscal quarters ending after the Execution Date and before Closing or the Termination Date, as the case may be.

     "FNBM Meeting" has the meaning assigned in Section 4.2.2.

     "FNBM Transaction Fees" means all costs and expenses incurred by FNBM or owed or paid by FNBM to investment advisors, independent accountants, legal counsel, printers and other professional advisors in connection with the preparation, negotiation and execution of this Agreement and related documents and the consummation of the Merger, but excluding the Hovde Completion Fee.

     "GAAP" means United States generally accepted accounting principles.

     "GBCI" is Glacier Bancorp, Inc., a Montana corporation that has its principal place of business in Kalispell, Montana, and that is a bank holding company registered pursuant to the BHC Act.


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

     "GBCI Average Closing Price" means the average Daily Sales Price of GBCI Common Stock for the Determination Period.

     "GBCI Common Stock" means the shares of GBCI common stock, $0.01 par value per share, issued and outstanding from time to time.

     "GBCI Contract" has the meaning assigned to such term in Section 3.2.2.

     "GBCI Financial Statements" means GBCI's (i) audited consolidated balance sheets as of December 31, 2005, 2004 and 2003 and the related audited consolidated statements of income, cash flows and changes in shareholders' equity for each of the years ended December 31, 2005, 2004 and 2003; (ii) unaudited consolidated balance sheet as of the end of each fiscal quarter following December 31, 2005 but preceding the Execution Date, and the related unaudited consolidated statements of income, cash flows and changes in shareholders' equity for each such quarter; and (iii) unaudited consolidated balance sheets and related consolidated statements of income and shareholders' equity for each of the fiscal quarters ending after the Execution Date and before Closing or the Termination Date, as the case may be.

     "GBCI Shares" means the shares of GBCI Common Stock to be issued to the holders of FNBM Common Stock as Merger Consideration in accordance with Section 1.2.2.

     "Hazardous Substances" has the meaning assigned to such term in Section 3.1.7.

     "Hovde" is Hovde Financial, Inc.

     "Hovde Completion Fee" means that certain fee payable to Hovde pursuant to the Hovde Engagement Letter upon completion of the Merger.

     "Hovde Engagement Letter" means that certain engagement letter dated March 1, 2006 between FNBM and Hovde.

     "Index Group" means the companies included in the SNL $1 Billion to $5 Billion Peer Group.

     "Initial Index Value" means 984.55.

     "IRC" means the Internal Revenue Code of 1986, as amended.

     "Leased Real Property" means the real properties subject to Leases as identified in Schedule 3.1.6.

     "Leases" means the terms and conditions governing the leasehold interests in the Leased Real Property as identified in Schedule 3.1.6 to this Agreement.

     "Liens" means, collectively, liens, pledges, security interests, claims, proxies, preemptive or subscriptive rights or other encumbrances or restrictions of any kind.

     "Material Adverse Effect" with respect to a Person means an effect that:
(i) is materially adverse to the business, financial condition, results of operations or prospects of the Person and its Subsidiaries taken as a whole;
(ii) significantly and adversely affects the ability of the Person to consummate the Merger on or by the Termination Date or to perform its material obligations under this Agreement; or (iii) enables any Person to prevent the consummation of the Merger on or by the Termination Date.

     "Merger" means the merger of FNBM with and into New Bank.


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

     "Merger Consideration" means the sum of the Total Cash Consideration and the value of the Total Stock Consideration issuable pursuant to the Merger.

     "No Election Shares" has the meaning assigned to such term in Section
1.3.2.

     "OCC" means the Office of the Comptroller of the Currency.

     "Overall Market Decline Adjustment" has the meaning assigned to such term in Section 1.2.3.

     "Pension Plan" has the meaning assigned to such term in Section 3.1.20.

     "Per Share Cash Consideration" means cash in an amount equal to the Per Share Consideration.

     "Per Share Consideration" means the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Merger Consideration by the number of shares of FNBM Common Stock outstanding as of the close of business on the Execution Date.

     "Per Share Stock Consideration" means the number of GBCI Shares equal to the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Per Share Consideration by the GBCI Average Closing Price.

     "Person" includes an individual, corporation, partnership, association, limited liability company, trust or unincorporated organization.

     "Plan" has the meaning assigned to such term in Section 3.1.20.

     "Properties," with respect to any party to this Agreement, means properties or other assets owned or leased by such party or any of its Subsidiaries including, with respect to FNBM, Real Property.

     "Proposed Dissenting Shares" means those shares of FNBM Common Stock as to which shareholders have properly given notice of their intent to assert appraisal rights pursuant to Section 215a(b) of the National Bank Act (12 USC
Section 215a(b)).

     "Prospectus/Proxy Statement" means the Prospectus/Proxy Statement referred to in Section 4.2.1, to be provided to all shareholders of FNBM in connection with their consideration and approval of the Merger.

     "Real Property" means any real property that FNBM owns in fee title, other than "other real estate owned."

     "Registration Statement" has the meaning assigned to such term in Section 4.2.1.

     "Regulatory Approvals" has the meaning assigned to such term in Recital D.

     "Reports" has the meaning assigned to such term in Section 3.1.5.

     "SEC" means the United States Securities and Exchange Commission.

     "Securities Act" has the meaning assigned to such term in Section 3.1.5.

     "Securities Laws" has the meaning assigned to such term in Section 3.1.5.


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

     "Stock Designated Shares" has the meaning assigned to such term in Section 1.3.5.

     "Stock Election Shares" has the meaning assigned to such term in Section 1.3.2.

     "Subject Property" has the meaning assigned to such term in Section 3.1.7.

     "Subsequent FNBM Financial Statements" means FNBM Financial Statements for each month ending after the Execution Date and prior to Closing.

     "Subsidiary" with respect to any party to this Agreement means any Person in which such party owns the majority of outstanding capital stock or voting power.

     "Superior Proposal" means any Acquisition Proposal made by a Person other than GBCI or its Subsidiary (A) that is for (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction involving FNBM, (ii) a sale, lease, exchange, transfer, or other disposition of at least 25% of the assets of FNBM, taken as a whole, in a single transaction or a series of related transactions, or (iii) the acquisition, directly or indirectly, by a person of beneficial ownership of 50% or more of the FNBM Common Stock, whether by merger, consolidation, share exchange, business combination, tender, or exchange offer or otherwise, and (B) that is otherwise on terms which the Board of Directors of FNBM in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the proposal and the Person making the proposal, (x) would, if consummated, result in a transaction that is more favorable to its shareholders (in their capacities as shareholders), from a financial point of view, than the transactions contemplated by this Agreement, and (y) is reasonably probable of being completed.

     "Termination Date" means November 15, 2006.

     "Termination Fee" has the meaning assigned to such term in Section 7.6.

     "Title Companies" has the meaning assigned to such term in Section 4.1.11.

     "Total Cash Consideration" means $10 million; provided, however, (i) that if the FNBM Capital as of the Closing Date is less than $9.0 million, then the Total Cash Consideration will be reduced by one dollar ($1.00) for each dollar ($1.00) that the FNBM Capital is below $9.0 million; and (ii) that if the FNBM Transaction Fees exceed $100,000, and no adjustment is made pursuant to the foregoing clause (i) that includes such excess, then the Total Cash Consideration will be reduced by fifty cents ($0.50) for each dollar ($1.00) that the FNBM Transaction Fees exceed $100,000.

     "Total Stock Consideration" means the number of Glacier Shares, rounded to the nearest thousandth, obtained by dividing (i) $10 million by (ii) the Glacier Average Closing Price, subject to the adjustments, if any, set forth in Sections 1.2.3, 7.2.2 and 7.3.2; provided, however, (a) that if the FNBM Capital as of the Closing Date is less than $9.0 million, then the $10 million in the foregoing clause (i) will be reduced by an amount equal to one dollar ($1.00) for each dollar ($1.00) that the FNBM Capital is below $9.0 million; and (b) that if the FNBM Transaction Fees exceed $100,000, and no adjustment is made pursuant to the foregoing clause (i) that includes such excess, then the $10 million in the foregoing clause (i) will be reduced by fifty cents ($0.50) for each dollar ($1.00) that the FNBM Transaction Fees exceed $100,000.


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

                                   SECTION 1.
                              TERMS OF TRANSACTION

1.1  EFFECT OF MERGER. Upon the Effective Date of the Merger:

     1.1.1 OFFICES. The main office and the established and authorized branches of the Combined Bank will be the main office and the established and authorized branches of FNBM immediately prior to the Effective Date.

     1.1.2 CAPITAL; CORPORATE DOCUMENTS. The authorized number of shares and par value per share of the Combined Bank will be those of FNBM immediately prior to the Effective Date, and the capital of the Combined Bank will be equal to the combined capital of FNBM and New Bank immediately prior to the Effective Date. The articles of association and the bylaws of the Combined Bank will be the articles of association and bylaws of FNBM in effect immediately before the Effective Date.

     1.1.3 RIGHTS AND LIABILITIES. All rights, franchises and interests of each of FNBM and New Bank in and to every type of property (real, personal and mixed) and choses in action will be transferred to and vested in the Combined Bank by virtue of the Merger without any deed or other transfer. The Combined Bank, on the Effective Date and without any order or other action on the part of any court or otherwise, will hold and enjoy all rights of property, franchises, and interests in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by each of FNBM and New Bank immediately prior to the Effective Date, subject to the conditions of the National Bank Act, and the Combined Bank will be responsible and liable for all the liabilities, obligations and penalties of each of the banks so merged.

     1.1.4 BOARD OF DIRECTORS. The initial board of directors of the Combined Bank will consist of (i) the current FNBM directors and (ii) Michael
          J. Blodnick.

     1.1.5 OFFICERS. The officers of the Combined Bank after Closing will be the officers of FNBM immediately before the Merger, subject to the authority of the Combined Bank's board of directors to select or remove officers.

1.2 MERGER CONSIDERATION. Subject to the provisions of this Agreement, on the Effective Date:

     1.2.1 OUTSTANDING GBCI COMMON STOCK. The shares of GBCI Common Stock issued and outstanding immediately prior to the Effective Date will, on and after the Effective Date, remain as issued and outstanding shares of GBCI.

     1.2.2 OUTSTANDING FNBM COMMON STOCK. Each share of FNBM Common Stock issued and outstanding immediately prior to the Execution Date, except for Proposed Dissenting Shares, will automatically and without any action on the part of the holder of such share be converted into and represent the right to receive from GBCI any of GBCI Shares, cash, or a combination of GBCI Shares and cash in accordance with the provisions of Section 1.3.2.

     1.2.3 OVERALL MARKET DECLINE ADJUSTMENT. Subject to the provisions of
          Section 7.4, in the event that

          (i)  the GBCI Average Closing Price is less than $25.50, and


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

          (ii) The number obtained by dividing the GBCI Average Closing Price by $30.00 is equal to or greater than the number obtained by (a) dividing the Final Index Value by the Initial Index Value and then (b) multiplying the quotient so obtained by 0.85; then the Merger Consideration will be adjusted so that the Total Stock Consideration equals the number of Glacier Shares that would have been issued had the GBCI Average Closing Price been $25.50 (the "Overall Market Decline Adjustment").

               If GBCI declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Determination Date, the price for the GBCI Common Stock will be appropriately adjusted for the purpose of applying this Section 1.2.3.

     1.2.4 CHANGE IN EQUITY CAPITAL. If, after the date of this Agreement but before the Effective Date, the number of shares of GBCI Common Stock or FNBM Common Stock issued and outstanding increases or decreases in number or is changed into or exchanged for a different kind or number of securities, through a recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization (not including, in the case of GBCI, increases in number due to issuances of shares (i) in connection with a stock offering or business combination or (ii) upon exercise of any outstanding options or warrants) of GBCI or FNBM, as the case may be, then, as appropriate, a proportionate adjustment will be made to the Per Share Consideration.

1.3  CONVERSION ELECTION PROCEDURES AND ALLOCATION.

     1.3.1 ELECTION FORM. An election form and other appropriate and customary transmittal materials (which will specify that delivery will be effected, and risk of loss and title to the certificates theretofore representing shares of FNBM Common Stock will pass, only upon proper delivery of such certificates to the Exchange Agent) in such form as GBCI and FNBM will mutually agree (the "Election Form") will be mailed with the Prospectus/Proxy Statement on the date of mailing of the Prospectus/Proxy Statement to each holder of record of FNBM Common Stock as of the close of business on the record date for the FNBM Meeting.

     1.3.2 ELECTION OPTIONS. Each Election Form will permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to elect to receive (i) the Per Share Stock Consideration in respect of all of such holder's FNBM Common Stock ("Stock Election Shares"); (ii) the Per Share Cash Consideration in respect to all of such holder's FNBM Common Stock ("Cash Election Shares"); or (iii) the Per Share Stock Consideration in respect to that portion of such holder's shares of FNBM Common Stock equal to any whole percentage specified by such holder that is a multiple of 10% (e.g., 10%, 20%, 30%), rounded to the nearest whole share (the "Combination Stock Shares"), and the Per Share Cash Consideration in respect of that percentage specified by such holder that is a multiple of 10%, rounded to the nearest whole share (the "Combination Cash Shares"); provided, that the percentages of shares of FNBM Common Stock exchanged for the Per Share Stock Consideration and the Per Share Cash Consideration will total 100%. Any FNBM Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., Mountain Time, on the tenth (10th) Business Day following the FNBM

          Meeting (or such other time and date as GBCI and FNBM may mutually agree) (the "Election Deadline") will be deemed to be "No Election Shares."

     1.3.3 AVAILABILITY OF FORMS/INFORMATION. GBCI will make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders (or beneficial owners) of FNBM Common Stock between the record date for the FNBM Meeting and the close of business on the Business Day prior to the Election Deadline, and FNBM will provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

     1.3.4 EFFECTIVE ELECTIONS. Any election will have been properly made only if the Exchange Agent will have actually received a properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of FNBM Common Stock represented by such Election Form will become No Election Shares. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of GBCI regarding such matters will be binding and conclusive. Neither GBCI nor the Exchange Agent will be under any obligation to notify any person of any defect in an Election Form. To the extent the holder of Proposed Dissenting Shares submits an Election Form to the Exchange Agent, such holder's election will have no effect, the Exchange Agent will disregard such Election Form, and the Proposed Dissenting Shares will be converted in accordance with Section 1.5.

     1.3.5 ALLOCATION OF GBCI SHARES AND CASH. Within five Business Days after the later of the Election Deadline or the Effective Date, GBCI will cause the Exchange Agent to effect the allocation among the holders of FNBM Common Stock of rights to receive GBCI Shares or cash in the Merger in accordance with the Election Forms as follows:

          (i) Cash Election Shares and Combination Cash Shares Exceed Total Cash Consideration. If the aggregate cash amount that would be paid upon the conversion in the Merger of the Cash Election Shares and the Combination Cash Shares is greater than the Total Cash Consideration, then:

               (a) all Stock Election Shares, Combination Stock Shares, and No Election Shares will be converted into the right to receive the Per Share Stock Consideration; and

               (b) the Exchange Agent will then select from the Cash Election Shares and the Combination Cash Shares, on a pro rata basis, a sufficient number of shares (the "Stock Designated Shares") such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Consideration, and all Stock Designated Shares will be converted into the right to receive the Per Share Stock Consideration.

          (ii) Stock Election Shares and Combination Stock Shares Exceed Total Stock Consideration. If the Glacier Shares that would be issued upon conversion in the Merger of the Stock Election Shares and the Combination Stock Shares exceed the Total Stock Consideration, then:


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

               (a) all Cash Election Shares, Combination Cash Shares, and No Election Shares will be converted into the right to receive the Per Share Cash Consideration; and

               (b) the Exchange Agent will then select from the Stock Election Shares and the Combination Stock Shares, on a pro rata basis, a sufficient number of shares (the "Cash Designated Shares") such that the aggregate Glacier Shares that will be issued in the Merger equals as closely as practicable the Total Stock Consideration, and all Cash Designated Shares will be converted into the right to receive the Per Share Cash Consideration.

1.4 NO FRACTIONAL SHARES. No fractional shares of GBCI Common Stock will be issued. In lieu of fractional shares, if any, each holder of FNBM Common Stock who is otherwise entitled to receive a fractional share of GBCI Common Stock will receive an amount of cash equal to the product of such fractional share times the GBCI Average Closing Price. Such fractional share interests will not include the right to vote or receive dividends or any interest on dividends.

1.5 PAYMENT TO DISSENTING SHAREHOLDERS. Proposed Dissenting Shares will not be converted into or represent the right to receive any of the Merger Consideration, and holders of Proposed Dissenting Shares will be entitled only to such rights of appraisal as are provided by Section 215a(b) of the National Bank Act (12 USC Section 215a(b)), unless and until such holder fails to perfect or effectively withdraws or otherwise loses his, her or its right to appraisal. If after the Effective Date any such holder fails to perfect or effectively withdraws or loses his, her or its right to appraisal, such shares of Proposed Dissenting Shares will be treated as if they had been converted at the Effective Date into the right to receive such holder's portion of the Merger Consideration, and such shares will be deemed Cash Election Shares.

1.6 DEPOSIT OF CASH AND SHARES. On or before the Effective Date, GBCI will deposit, or will cause to be deposited, with the Exchange Agent, for the benefit of the holders of certificates representing FNBM Common Stock, for exchange in accordance with this Section 1.6, (i) certificates representing the GBCI Shares; (ii) the aggregate cash consideration for payment of the Per Share Cash Consideration; and (iii) the cash in lieu of fractional shares to be paid in accordance with Section 1.3. Such cash and certificates for GBCI Shares, together with any dividends or distributions with respect thereto, are referred to in this Agreement as the "Exchange Fund."

1.7  CERTIFICATES.

     1.7.1 LETTER OF TRANSMITTAL. Within three (3) Business Days after the Effective Date, GBCI will mail or cause the Exchange Agent to mail to each holder of record of a certificate evidencing FNBM Common Stock shares (a "Certificate") a form letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in accordance with Section 1.7.2.

     1.7.2 SURRENDER OF CERTIFICATES. Subject to Section 1.5, each Certificate will, from and after the Effective Date, be deemed for all corporate purposes to represent and evidence only the right to receive the Merger Consideration (or to receive the cash for fractional shares) to which the FNBM Common Stock shares converted in accordance with the provisions of Section 1.3.5. Following the Effective Date, holders of Certificates will exchange their


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

          Certificates in accordance with instructions provided by the Exchange Agent pursuant to Section 1.7.1 and together with a properly completed and executed form of transmittal letter in order to effect their exchange for, as applicable, (i) certificates representing GBCI Common Stock; (ii) a check representing any cash consideration to be received pursuant to Section 1.2.2; and/or (iii) a check representing the amount of cash in lieu of fractional shares, if any. Until a Certificate is so surrendered, the holder will not be entitled to receive his, her or its portion of the Merger Consideration.

     1.7.3 ISSUANCE OF CERTIFICATES IN OTHER NAMES. Any person requesting that any certificate evidencing GBCI Shares be issued in a name other than the name in which the surrendered Certificate is registered must: (i) establish to the Exchange Agent's satisfaction the right to receive the certificate evidencing GBCI Shares and (ii) either pay to the Exchange Agent any applicable transfer or other taxes or establish to the Exchange Agent's satisfaction that all applicable taxes have been paid or are not required.

     1.7.4 LOST, STOLEN, AND DESTROYED CERTIFICATES. With respect to a Certificate that has been lost, stolen or destroyed, the Exchange Agent will be authorized to issue or pay the holder's portion of the Merger Consideration in exchange thereof, if the holder provides the Exchange Agent with: (i) satisfactory evidence that the holder owns FNBM Common Stock and that the certificate representing this ownership is lost, stolen, or destroyed, (ii) any appropriate affidavit or security the Exchange Agent may require, and (iii) any reasonable assurances that the Exchange Agent or GBCI may require.

     1.7.5 RIGHTS TO DIVIDENDS AND DISTRIBUTIONS. After the Effective Date, no holder of any Certificate will be entitled to receive any dividends or other distributions otherwise payable to holders of record of GBCI Common Stock on any date after the Effective Date, unless the holder
          (i) is entitled by this Agreement to receive a certificate representing GBCI Common Stock and (ii) has surrendered in accordance with this Agreement his, her or its Certificates (or has met the requirements of Section 1.7.4) in exchange for certificates representing GBCI Shares. Surrender of Certificates will not deprive the holder of any dividends or distributions that the holder is entitled to receive as a record holder of FNBM Common Stock on a date before the Effective Date. When the holder surrenders his, her or its Certificates in exchange for GBCI Shares, the holder will receive the amount, without interest, of any cash dividends and any other distributions distributed after the Effective Date on the whole number of GBCI Shares into which the holder's FNBM Common Stock was converted at the Effective Date.

     1.7.6 CHECKS IN OTHER NAMES. Any person requesting that a check for cash to be received in the Merger or cash in lieu of fractional shares be issued in a name other than the name in which the Certificate surrendered in exchange for the cash is registered, must establish to the Exchange Agent's satisfaction the right to receive this cash.

     1.7.7 AFFILIATES. Certificates that are surrendered for exchange by any person constituting an "affiliate" of FNBM for purposes of Rule 145 under the Securities Act will not be exchanged for certificates representing GBCI Shares until GBCI has received a written agreement from such person as specified in Section 4.3.1.

     1.7.8 UNDELIVERED CERTIFICATES. Any portion of the Exchange Fund that remains unclaimed by shareholders of FNBM on a date that is six months after the Effective Date may be paid to GBCI, at GBCI's election. To the extent so paid, holders of FNBM Common Stock who have not, prior to such time, complied with the provisions of this Section 1.7 will,


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          from such time forward, look only to GBCI for payment of the Merger
          Consideration, the cash in lieu of fractional shares, and/or unpaid dividends and distributions on the GBCI Shares deliverable with respect to each share of FNBM Common Stock held by such holder as determined pursuant to this Agreement, in each case, without any interest. Neither GBCI nor FNBM will be liable to any holder of FNBM Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

                                   SECTION 2.
                             CLOSING OF TRANSACTION

2.1 EFFECTIVE DATE. The Merger will become effective upon the date and time that certification of the Merger is made by the OCC (the "Effective Date"). Unless GBCI and FNBM agree upon a different date, the parties will use their best efforts to cause the Effective Date to occur on the date of Closing. If the Effective Date does not occur on or prior to the Termination Date and the parties do not mutually agree in writing to extend the Termination Date, either party may terminate this Agreement in accordance with Section 7.1.

2.2 EVENTS OF CLOSING. Unless the parties agree on a later date, Closing will occur within five (5) Business Days after fulfillment or waiver of each condition precedent set forth in, and the granting of each approval (and expiration of any waiting period) covered by Section 5. At the Closing, all properly executed documents required by this Agreement will be delivered to the proper party, in form consistent with this Agreement. If any party fails to deliver a required document at the Closing or otherwise defaults under this Agreement on or prior to the Effective Date, then the Merger will not occur unless the adversely affected party waives the default.

2.3 PLACE AND TIME OF CLOSING. The Closing will take place at the office of Glacier Bancorp, Inc., 49 Commons Loop, Kalispell, Montana 59901, or such other place as the parties agree, at 9:00 a.m. Mountain Time, or such other time as the parties agree.

                                   SECTION 3.
                         REPRESENTATIONS AND WARRANTIES

3.1 REPRESENTATIONS AND WARRANTIES OF FNBM. FNBM represents and warrants to GBCI that, except as disclosed in a Schedule to this Agreement:

     3.1.1 ORGANIZATION AND GOOD STANDING. FNBM is a national banking association duly organized, validly existing and in good standing under the laws of the United States, and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. The locations of all offices, including approved and unopened offices, are listed in Schedule 3.1.1.

     3.1.2 CORPORATE AUTHORITY. The execution, delivery and performance by FNBM of this Agreement does not and will not, and the consummation by FNBM of the Merger will not, constitute or result in: (i) a breach or violation of, or a default under, its articles of association or bylaws; (ii) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under, any provision of any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which it is bound or to which it is a party (collectively, the "FNBM Contracts"); or (iii) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which it is subject; or (iv) any change in the rights or obligations of any party under any of the FNBM Contracts. Schedule 3.1.2 contains a list of all consents FNBM must obtain from third parties under any FNBM Contracts before consummation of the Merger.

     3.1.3 CAPITAL STOCK.

          (i) The authorized capital stock of FNBM consists of 5,000 shares of FNBM Common Stock, par value $10.00 per share. A total of 5,000 shares of FNBM Common Stock are issued and outstanding as of the date of this Agreement, all of which were validly issued and are fully paid and nonassessable, except to the extent of any assessment required under Section 55 of the National Bank Act (12 USC Section 55).

          (ii) No unissued shares of common stock or any other securities of FNBM are subject to any warrants, options, conversion privileges, rights or commitments of any character, kind or nature. FNBM has not issued and is not obligated to issue any additional shares of common stock or any other security to any other person.

     3.1.4 SUBSIDIARIES. FNBM has no Subsidiaries.

     3.1.5 REPORTS AND FINANCIAL STATEMENTS.

          (i) Filing of Reports. Since January 1, 2002, FNBM has filed all reports and statements, together with any required amendments to these reports and statements, that they were required to file with the OCC and any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

          (ii) Delivery to Other Party of Reports. FNBM has delivered or otherwise made available to GBCI a copy of each and any registration statement, offering circular, report, definitive proxy statement or information statement (collectively, its "Reports") under the Securities Act of 1933, as amended ("Securities Act"), the Securities Exchange Act of 1934, as amended ("Exchange Act"), OCC regulations, and state securities and "Blue Sky" laws (collectively, the "Securities Laws") filed, used or circulated by it with respect to periods since January 1, 2002, through the Execution Date.

          (iii) Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied (and each of the Reports filed after the Execution Date, will comply) in all material respects with applicable Securities Laws, and did not (or in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.


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

          (iv) Financial Statements. Each of FNBM's balance sheets included in the FNBM Financial Statements fairly presents (or, in the case of FNBM Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of FNBM as of the date of the balance sheet. Each of the statements of income, cash flows and shareholders' equity included in the FNBM Financial Statements fairly presents (or, for periods ending on a date following the Execution Date, will fairly present) the results of operations, shareholders' equity and cash flows, as the case may be, of FNBM for the periods set forth in these statements (subject, in the case of unaudited statements, to normal year-end audit adjustments), in each case in accordance with GAAP, except as may be noted in these statements.

     3.1.6 PROPERTIES.

          (i) FNBM is not a party to any real property lease, whether as landlord, tenant, guarantor or otherwise, except as disclosed in
               Schedule 3.1.6. Except as disclosed or reserved against in the FNBM Financial Statements or in Schedule 3.1.6, FNBM has good and marketable title, free and clear of all Liens (other than Liens for taxes not yet delinquent or pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds and repurchase agreements) to all of the properties and assets, tangible or intangible, reflected in the FNBM Financial Statements as being owned or leased by it as of the Execution Date. To the knowledge of FNBM's Executive Officers, except as disclosed in Schedule 3.1.6, all buildings and structures on the Real Property and the equipment located thereon are in all material respects in good operating condition and repair (ordinary wear and tear excepted) and conform in all material respects to all applicable laws, ordinances and regulations.

          (ii) All buildings and all fixtures, equipment and other property and assets that are material to FNBM's business are owned by it or are held under leases or subleases by it, enforceable in accordance with their respective terms (except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally or by general equitable principles).

          (iii) Schedule 3.1.1 lists all of its existing branches and offices and all new branches or offices that FNBM has applied to establish or purchase, along with the estimated cost to establish or purchase those new branches.

          (iv) FNBM has provided to GBCI copies of existing title policies, if any, held in its files relating to the Real Property, and no exceptions, reservations, or encumbrances have arisen or been created since the date of issuance of those policies (other than Liens for taxes not yet delinquent).

     3.1.7 ENVIRONMENTAL MATTERS.

          (i) For purposes of this Section 3.1.7, the following definitions apply:

               (1) "Subject Property" with respect to a party means (i) all real property at which its business has been conducted, and any property where under


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

                    any Environmental Law it is deemed to be the owner or operator of the property; (ii) any facility in which it is the owner or operator of the facility; and (iii) all other real property that, for purposes of any Environmental Law, it otherwise could be deemed to be an owner or operator of or as otherwise having control over.

               (2) "Environmental Laws" means any federal, state or local law, regulation, order, decree, judgment, judicial opinion, or any agreement between FNBM and any Governmental Entity presently in effect relating to: (i) the manufacture, generation, transport, use, treatment, storage, recycling, disposal, release, threatened release or presence of Hazardous Substances, or (ii) the protection of human health or the environment.

               (3) "Hazardous Substances" means any substance, material or waste that is (a) defined as a "hazardous substance" in 42 USC Section 9601(14), (b) defined as a "pollutant or contaminant" in 33 USC Section 1362(6), (c) defined as a "hazardous waste" in 42 USC Section 6903(5), or (d) petroleum or a petroleum product or any other substance defined as "hazardous," "dangerous" or "toxic" under any federal or state law or regulation enacted for the protection of human health or the environment; provided, however, that supplies and materials used by FNBM for general office purposes will not be deemed to be Hazardous Substances for the purposes of this Agreement.

          (ii) To the knowledge of FNBM's Executive Officers, except as disclosed in Schedule 3.1.7, FNBM and the Subject Property are, and have been, in material compliance with all applicable Environmental Laws, and no circumstances exist that would result in a material violation of such Environmental Laws.

          (iii) Except as disclosed in Schedule 3.1.7, none of the following exists, and to the knowledge of the Executive Officers, no reasonable basis for any of the following exists: pending or threatened claims, actions, investigations, notices of non-compliance, information requests or notices of potential responsibility or proceedings involving FNBM or any Subject Property relating to:

               (1) an asserted liability of FNBM or any prior owner, occupier or user of Subject Property under any applicable Environmental Law or the terms and conditions of any permit, license, authority, settlement, agreement, decree or other obligation arising under any applicable Environmental Law;

               (2) the handling, storage, use, transportation, removal or disposal of Hazardous Substances;

               (3) the actual or threatened discharge, release or emission of Hazardous Substances from, on or under or within Subject Property into the air, water, surface water, ground water, land surface or subsurface strata; or

               (4) personal injuries or damage to the Subject Property related to or arising out of the release of Hazardous Substances.


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

          (iv) To the knowledge of FNBM's Executive Officers, except as disclosed in Schedule 3.1.7, no storage tanks underground or otherwise are present on the Subject Property or, if present, none of such tanks are leaking and each of them is in full compliance with all applicable Environmental Laws. With respect to any Subject Property, except as permitted by applicable Environmental Laws, FNBM does not own, possess or control any PCBs, PCB-contaminated fluids, wastes or equipment, or any material amount of asbestos or asbestos-containing material. No Hazardous Substances have been used, handled, stored, discharged, released or emitted, or are threatened to be discharged, released or emitted, at or on any Subject Property, except in compliance with applicable Environmental Laws.

          (v) To the knowledge of FNBM's Executive Officers, except as disclosed in Schedule 3.1.7, no part of the Subject Property has been or is scheduled for investigation or monitoring under any applicable Environmental Law.

          (vi) To the knowledge of FNBM's Executive Officers, except as disclosed in Schedule 3.1.7, no condition from, on or under the Subject Property exists with respect to the Subject Property that would require remediation under applicable Environmental Laws.

     3.1.8 TAXES. All tax returns and reports required by law to be filed by FNBM have been duly filed, and all taxes, assessments, fees and other government charges upon FNBM or upon any of its properties, assets, income or franchises that are due and payable have been paid. The federal income portion of such taxes have been paid in full as indicated in the tax returns of FNBM for the past five years or adequate provision has been made for any such taxes on its balance sheet in accordance with GAAP. No material objections to returns or claims for additional taxes are being asserted with respect to federal or state tax returns of FNBM for any prior years, except for such audits, objections or claims which are being contested in good faith, by appropriate proceedings and with establishment of appropriate reserves, and which have been disclosed in writing to the other parties to this Agreement. Except as specified in the foregoing sentence, in the past five years, there has been no past audit, objection to returns, or claim for additional taxes.

     3.1.9 ABSENCE OF REGULATORY ACTION. Except as disclosed in Schedule 3.1.9, FNBM is not in material violation of any statute, rule or governmental regulation applicable to it (including, without limitation, the Community Reinvestment Act, Bank Secrecy Act, Truth in Lending Act, Equal Credit Opportunity Act, and statutes, rules and regulations governing the reporting of taxpayer identification numbers of its customers). Except as set forth on Schedule 3.1.9, FNBM is not a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state regulatory authorities, nor have they been advised by such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

     3.1.10 ALLOWANCE FOR LOAN LOSSES. In the opinion of its management, the ALLL shown in the latest FNBM Financial Statements is, and that which will be stated in the Subsequent FNBM Financial Statements prior to Closing will be, in both cases as adjusted for any increases in ALLL or charge-offs reasonably required by BKD, LLP or GBCI, adequate to absorb its anticipated loan losses.


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     3.1.11 MATERIAL AGREEMENTS.

          (i) Except for arrangements made after the date and in accordance with the terms of this Agreement, FNBM is not bound by any material contract (as defined in Item 601(b)(10) of Regulation S-K under the Securities Act) that: (1) is to be performed after the date of this Agreement and (2) has not been set forth in
               Schedule 3.1.11.

          (ii) FNBM is not in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument.

     3.1.12 COMPLIANCE WITH LAWS. FNBM has all permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit FNBM to carry on its business as it is presently conducted, the absence of which, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect on FNBM. All such material permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is threatened.

     3.1.13 KNOWLEDGE AS TO CONDITIONS. Except as set forth in Schedule 3.1.9, neither Executive Officer knows of any reason why the approvals, consents and waivers of governmental authorities referred to in
          Section 5.1 cannot be obtained.

     3.1.14 NO MATERIAL ADVERSE EFFECT. Since December 31, 2005, (i) FNBM has conducted its business only in the ordinary and usual course of business, and (ii) there has not been any change in the financial condition (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on FNBM.

     3.1.15 COMPLETENESS OF REPRESENTATIONS. No representation or warranty made by or with respect to FNBM in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading.

     3.1.16 ASSET CLASSIFICATION.

          (i) Schedule 3.1.16 sets forth a list, accurate and complete, as of May 30, 2006 except as otherwise expressly noted, and separated by category of classification or criticism ("Asset Classification"), of the aggregate amounts of loans, extensions of credit and other assets of FNBM that have been criticized or classified by any internal audit conducted by FNBM, taking into account any assets that have been criticized or classified by any governmental or regulatory authority.

          (ii) Except as shown in Schedule 3.1.16, no amounts of its loans, extensions of credit or other assets that have been classified or criticized by any representative of any governmental entity as "Other Assets Especially Mentioned," "Substandard," "Doubtful," "Loss" or words of similar effect are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of


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

               credit or other assets that were paid off or charged off by FNBM before the date of this Agreement.

     3.1.17 LITIGATION. Except as disclosed in Schedule 3.1.17, no material litigation, proceeding or controversy before any court or governmental agency is pending (other than routine foreclosure proceedings), and there is no pending claim, action or proceeding against FNBM, which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on it or to materially hinder or delay consummation of the Merger, and, to the knowledge of the Executive Officers, no such litigation, proceeding, controversy, claim or action has been threatened or is contemplated.

     3.1.18 INSURANCE. FNBM has taken all requisite action (including the making of claims and the giving of notices) under its directors' and officers' liability insurance policy or policies in order to preserve all rights under such policies with respect to all matters known to it (other than matters arising in connection with, and the transactions contemplated by, this Agreement). Schedule 3.1.18 lists all directors' and officers' liability insurance policies and other material insurance policies maintained by FNBM.

     3.1.19 LABOR MATTERS. FNBM is not a party to, or bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization. FNBM is not the subject of any proceeding: (1) asserting that they have committed an unfair labor practice or (2) seeking to compel them to bargain with any labor organization as to wages or conditions of employment. No strike involving FNBM is pending or threatened. To the knowledge of the Executive Officers, there has not been any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

     3.1.20 EMPLOYEE BENEFITS.

          (i) For purposes of this Agreement, "Plan" or "Plans", individually or collectively, means any "employee benefit plan," as defined in
               Section 3(3) of ERISA, maintained by FNBM. FNBM is not now nor has ever been a contributing employer to or sponsor of a multiemployer plan or a single employer plan subject to Title IV of ERISA.

          (ii) Schedule 3.1.20 sets forth a list, as of the Execution Date, of
               (a) all Plans, stock purchase plans, restricted stock and stock option plans, and other deferred compensation arrangements, and
               (b) all other material employee benefit plans that cover employees or former employees of FNBM (its "Compensation Plans"). True and complete copies of the Compensation Plans (and, as applicable, copies of summary plan descriptions, governmental filings (on Form 5500 series or otherwise), actuarial reports and reports under Financial Accounting Standards Board Statement No. 106 relating to such Compensation Plans) covering its current employees ("Employees"), including Plans and related amendments, have been made available to GBCI.

          (iii) All of its Plans covering Employees (other than "multi-employer plans" within the meaning of ERISA Sections 3(37) or 4001(a)(3)), to the extent subject to ERISA, are in substantial compliance with ERISA. Each of its Plans that is an "employee pension benefit plan" within the meaning of ERISA Section 3(2) ("Pension Plan") and that is intended to be qualified under IRC Section 401(a), has either received a favorable determination letter from the Internal Revenue Service or consists of a master, prototype, or volume submitter plan which has received an opinion or advisory letter from the Internal Revenue Service upon which FNBM may rely, and FNBM is not aware of any circumstances likely to result in revocation of any such favorable determination letter. No litigation relating to its Plans is pending or threatened. FNBM has not engaged in a transaction with respect to any Plan that could subject it to a tax or penalty imposed by either IRC
               Section 4975 or ERISA Section 502(i) in an amount that would be material.

          (iv) All material contributions FNBM is or was required to make under the terms of any of its Plans have been timely made or have been reflected in the FNBM Financial Statements. Neither any of its Pension Plans nor any single-employer plan of any of its ERISA Affiliates has an "accumulated funding deficiency" (whether or not waived) within the meaning of IRC Section 412 or ERISA
               Section 302. Neither FNBM nor its ERISA Affiliates has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate under IRC Sections 401(a)(29) or 412(f)(3) or ERISA Sections 306, 307 or 4204.

          (v)  Except as disclosed in the FNBM Financial Statements or in
               Schedule 3.1.20, FNBM does not have any obligations for retiree health and life benefits.

          (vi) No provision of the documents governing any Plan contains restrictions on the rights of FNBM to amend or terminate any Plan without incurring liability under the Plan other than normal liabilities for benefits.

          (vii) Except as disclosed in the FNBM Financial Statements or otherwise disclosed in this Agreement or in Schedule 3.1.20, the Merger will not result in (a) vesting, acceleration, or increase of any amounts payable under any Compensation Plan, (b) any material increase in benefits under any Compensation Plan or (c) payment of any severance or similar compensation under any Compensation Plan.

          (viii) Except as disclosed in Schedule 3.1.20, FNBM does not maintain any executive supplemental retirement plans or similar arrangements.

     3.1.21 BROKER'S OR FINDER'S FEES. Except for the fees payable to Hovde pursuant to the Hovde Engagement Letter, no agent, broker, person or firm acting on behalf of FNBM, or under its authority, is or will be entitled to any commission, broker's, finder's or financial advisory fee in connection with the Merger.

3.2 REPRESENTATIONS AND WARRANTIES OF GBCI. Except as disclosed in a schedule to this Agreement, GBCI represents and warrants to FNBM:

     3.2.1 ORGANIZATION AND GOOD STANDING. GBCI is a corporation duly organized, validly existing and in good standing under the laws of the State of Montana, is a registered bank holding company pursuant to the BHC Act, and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. Each of its Subsidiaries is either a commercial bank, a statutory trust or a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of


                                      xxiii
          organization and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted.

     3.2.2 CORPORATE AUTHORITY. The execution, delivery and performance by GBCI of this Agreement does not and will not, and the consummation by New Bank of the Merger will not, constitute or result in: (i) a breach or violation of, or a default under, either of their articles of incorporation or association or bylaws; (ii) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under any provision of any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which either of them is bound or to which either of them is a party (collectively, the "GBCI Contracts"); or (iii) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which either of them is subject; or (iv) any change in the rights or obligations of any party under any of the GBCI Contracts.

     3.2.3 CAPITAL STOCK.

          (i) The authorized capital stock of GBCI consists of 78,125,000 shares of GBCI Common Stock, par value $0.01 per share. A total of 32,375,031 shares of GBCI Common Stock were issued and outstanding as of May 23, 2006, all of which were validly issued and are fully paid and nonassessable. As of May 23, 2006, options to acquire 2,106,429 shares of GBCI Common Stock have been granted and are outstanding.

          (ii) No unissued shares of common stock or any other securities of GBCI are subject to any warrants, options, conversion privileges, rights or commitments of any character, kind or nature, except as set forth in GBCI's Reports, and GBCI has not issued and is not obligated to issue any additional shares of common stock or any other security to any other person, except as so disclosed.

     3.2.4 REPORTS AND FINANCIAL STATEMENTS.

          (i) Filing of Reports. Since January 1, 2002, GBCI and each of its Subsidiaries has filed all reports and statements, together with any required amendments to these reports and statements, that they were and will be required to file with (1) the SEC, (2) the Federal Reserve, (3) the FDIC, (4) the OCC, and (5) any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

          (ii) Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied (and each of the Reports filed after the Execution Date will comply) in all material respects with applicable Securities Laws, and did not (or, in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

          (iii) Financial Statements. Each of GBCI's balance sheets included in the GBCI Financial Statements fairly presents (or, in the case of GBCI Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of GBCI and its Subsidiaries as of the date of the balance sheet. Each of the statements of income, cash flows and shareholders' equity included in the GBCI Financial Statements fairly presents (or, in the case of GBCI Financial Statements to be prepared and filed with the SEC pursuant to GBCI's reporting obligations under the Exchange Act for periods ending on a date following the Execution Date, will fairly present) the results of operations, shareholders' equity and cash flows, as the case may be, of GBCI and its Subsidiaries for the periods set forth in these statements, in each case in accordance with GAAP, except as may be noted in these statements.

     3.2.5 FINANCING AND SHARES AVAILABLE. GBCI has, and at the Effective Date will have, (i) sufficient cash and cash equivalents on hand to pay the cash component of the Merger Consideration, cash in lieu of fractional shares, and any amounts payable to holders of Proposed Dissenting Shares; and (ii) a sufficient number of shares of common stock authorized and available to issue the GBCI Shares.

     3.2.6 ABSENCE OF REGULATORY ACTION. Neither GBCI nor any of its Subsidiaries is, to the knowledge of the Executive Officers, in material violation of any statute, rule or governmental regulation applicable to them (including, without limitation, the Community Reinvestment Act, Bank Secrecy Act, Truth in Lending Act, Equal Credit Opportunity Act, and statutes, rules and regulations governing the reporting of taxpayer identification numbers of its customers). Neither GBCI nor any of its Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state regulatory authorities, nor has it been advised by such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

     3.2.7 KNOWLEDGE AS TO CONDITIONS. Neither Executive Officer knows of any reason why the approvals, consents and waivers of governmental authorities referred to in Section 5.1 cannot be obtained.

     3.2.8 LITIGATION. Except as disclosed in GBCI's Reports, no material litigation, proceeding or controversy before any court or governmental agency is pending, and there is no pending claim, action or proceeding against GBCI or any of its Subsidiaries, which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on them or to materially hinder or delay consummation of the Merger.

     3.2.9 TAXES. All tax returns and reports required by law to be filed by GBCI and its Subsidiaries have been duly filed, and all taxes, assessments, fees and other government charges upon GBCI or any of its Subsidiaries or upon any of their respective properties, assets, income or franchises that are due and payable have been paid. The federal income portion of such taxes have been paid in full as indicated in the tax returns of GBCI and its Subsidiaries for the past five years or adequate provision has been made for any such


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

          taxes on its balance sheet in accordance with GAAP. No material objections to returns or claims for additional taxes are being asserted with respect to federal or state tax returns of GBCI and its Subsidiaries for any prior years, except for such audits, objections or claims which are being contested in good faith, by appropriate proceedings and with establishment of appropriate reserves, and which have been disclosed in writing to the other parties to this Agreement. Except as specified in the foregoing sentence, in the past five years, there has been no past audit, objection to returns, or claim for additional taxes.

     3.2.10 NO MATERIAL ADVERSE EFFECT. Since December 31, 2005, (i) GBCI and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of business, and (ii) there has not been any change in the financial condition (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on GBCI or any of its Subsidiaries.

     3.2.11 COMPLETENESS OF REPRESENTATIONS. No representation or warranty made by or with respect to GBCI or its Subsidiaries in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading.

                                   SECTION 4.
                    CONDUCT AND TRANSACTIONS PRIOR TO CLOSING

4.1 CONDUCT OF FNBM'S BUSINESSES PRIOR TO CLOSING. FNBM covenants that, from the date of this Agreement and prior to Closing:

     4.1.1 AVAILABILITY OF BOOKS, RECORDS AND PROPERTIES.

          (i) With prior notice to FNBM, subject to applicable law, the books, records, properties, contracts and documents of FNBM will be available at all reasonable times to GBCI and its counsel, accountants and other representatives. Such items will be open for inspection, audit and direct verification of loan or deposit balances, collateral receipts and such other transactions or documentation as GBCI deems reasonably relevant to the Transaction. FNBM will cooperate fully in such inspection and audit, and make available all information reasonably requested by or on behalf of GBCI.

          (ii) Upon request by GBCI, FNBM will request that any third parties involved in the preparation or review of the FNBM Financial Statements or FNBM Subsequent Financial Statements disclose to GBCI the work papers or any similar materials related to such financial statements.

     4.1.2 ORDINARY AND USUAL COURSE. Without prior written consent of GBCI, subject to applicable law and except as required by the OCC (so long as GBCI receives prior written notice of such required action), FNBM will conduct its business only in the ordinary and usual course and will not do any of the following:

          (i) effect any stock split or other recapitalization with respect to FNBM Common Stock, pledge or encumber in any way any shares of its capital stock; or grant any option for shares of its capital stock;


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

          (ii) other than quarterly cash dividends to be paid to FNBM shareholders of record on June 30, 2006 and September 30, 2006 (so long as the Effective Date has not yet occurred) consistent with past practice and not in excess of the amount of the quarterly dividend paid to FNBM shareholders on March 31, 2006, declare or pay any dividend, or make any other distribution, either directly or indirectly, with respect to FNBM Common Stock;

          (iii) acquire, sell, transfer, assign, encumber or otherwise dispose of any material assets or make any material commitment other than in the ordinary and usual course of business;

          (iv) solicit or accept deposit accounts of a different type from accounts previously accepted by FNBM or at rates materially in excess of prevailing interest rates, or incur any indebtedness for borrowed money (excluding Fed Funds and Federal Home Loan Bank borrowings);

          (v) offer or make loans or other extensions of credit of a different type, or apply different underwriting standards, from those previously offered or applied by FNBM, or offer or make a loan or extension of credit (including renewals of loans to existing customers) in an amount greater than $750,000 without prior consultation with GBCI; which consultation will not be unreasonably withheld or delayed and will be deemed provided if GBCI has not responded to FNBM's request for consultation within three (3) Business Days after GBCI's receipt of a loan package concerning the loan at issue;

          (vi) acquire an ownership interest or a leasehold interest in any real property, except those disclosed in Schedule 3.1.6, without making an appropriate environmental evaluation in advance of obtaining such interest and without providing to GBCI such evaluation and at least 30 days' advance notice;

          (vii) enter into, renew, or terminate any contracts calling for a payment of more than $10,000 (including real property leases and data or item processing agreements) with or for a term of one-year or more, except for its contracts of deposit and agreements to lend money not otherwise restricted under this Agreement and (1) entered into in the ordinary course of business, consistent with past practices, and (2) providing for not less (in the case of loans) or more (in the case of deposits) than prevailing market rates of interest;

          (viii) enter into or amend any contract (other than contracts for deposits or agreements to lend money not otherwise restricted by this Agreement) calling for a payment of more than $25,000, unless the contract may be terminated without cause or penalty upon 30 days notice or less;

          (ix) enter into any personal services contract with any person or firm outside the ordinary course of business, except contracts, agreements, or arrangements for legal, accounting, consulting, investment advisory, or tax services entered into to directly facilitate the Merger or to ensure or continue FNBM's compliance with applicable laws, regulations, or regulatory policies (after taking into account and considering the assistance to be provided by GBCI pursuant to Section 4.13);


                                      xxvii

          (x) (A) sell any securities, whether held for investment or sale, other than in the ordinary course of business or sell any securities, whether held for investment or sale, even in the ordinary course of business, if the aggregate gain or loss realized from all sales after the Execution Date would be more than $25,000 or (B) transfer any investment securities between portfolios of securities available for sale and portfolios of securities to be held to maturity;

          (xi) amend its articles of association, bylaws, or other formation agreements, or convert its charter or form of entity;

          (xii) implement or adopt any material changes in its operations, policies, or procedures, including loan loss reserve policies, unless the changes are requested by GBCI or are necessary or advisable, on the advice of legal counsel, to comply with applicable laws, regulations, or regulatory policies;

          (xiii) implement or adopt any change in its accounting principles, practices or methods, other than as may be required (1) by GAAP,
               (2) for tax purposes, or (3) to take advantage of any beneficial tax or accounting methods;

          (xiv) other than in accordance with binding commitments existing on the Execution Date and that have been disclosed to GBCI, make any capital expenditures in excess of $10,000 per project or related series of projects or $25,000 in the aggregate;

          (xv) enter into any other transaction or make any expenditure other than in the ordinary and usual course of its business except for expenses reasonably related to completion of the Merger; or

          (xvi) take any action which would materially and adversely affect or delay its ability or the ability of GBCI and New Bank to obtain any necessary approvals, consents or waivers of any governmental authority required for the Merger or to perform their respective covenants and agreements under this Agreement.

     4.1.3 CONTINUING REPRESENTATION AND WARRANTY. FNBM will not do or cause to be done anything that would cause any representation or warranty in
          Section 3.1 to be untrue or inaccurate if made at Closing, except as otherwise contemplated or required by this Agreement or consented to in writing by GBCI.

     4.1.4 MAINTENANCE OF PROPERTIES. FNBM will in all material respects maintain its properties and equipment (and related insurance or its equivalent) in accordance with good business practice.

     4.1.5 PRESERVATION OF BUSINESS ORGANIZATION. FNBM will use its commercially-reasonable efforts to:

          (i)  Preserve its business organization.

          (ii) Retain the services of management and employees consistent with such program for consolidation of redundant employment positions resulting from the Merger as will be developed in cooperation with GBCI.


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

          (iii) Preserve the goodwill of suppliers, customers and others with whom FNBM has business relations.

     4.1.6 SENIOR MANAGEMENT. Except as otherwise provided in this Agreement and excluding resignations, without prior consultation with GBCI, FNBM will not (i) make any change with respect to present management personnel having the rank of vice-president or higher; or (ii) promote any employee of FNBM to any position held by a Senior Executive, as defined in Exhibit D.

     4.1.7 COMPENSATION. FNBM will not permit any increase in the current or deferred compensation payable or to become payable by FNBM to any of its directors, officers, employees, agents or consultants other than normal increments in compensation in accordance with FNBM's established policies with respect to the timing and amounts of such increments. Without the prior written approval of GBCI, FNBM will not commit to, execute or deliver any employment agreement with any party not terminable without expense with two weeks notice.

     4.1.8 UPDATE OF FINANCIAL STATEMENTS. FNBM will deliver unaudited balance sheets and related statements of income and shareholders' equity for each month ending after the Execution Date and before Closing or the Termination Date, as the case may be, within 15 days after each such month-end. The Subsequent FNBM Financial Statements:

          (i)  will be prepared from the books and records of FNBM;

          (ii) will present fairly the financial position and operating results of FNBM at the times indicated and for the periods covered;

          (iii) will be prepared in accordance with GAAP (except for the absence of notes and exceptions from GAAP identified in Section 3.1.5) and with the regulations promulgated by applicable regulatory authorities, to the extent then applicable; and

          (iv) will reflect all liabilities, contingent or otherwise, of FNBM on the respective dates and for the respective periods covered, except for liabilities: (1) not required to be so reflected in accordance with GAAP or (2) not significant in amount. All contingent liabilities not recorded on the Subsequent FNBM Financial Statements will be disclosed in writing to GBCI.

     4.1.9 UPDATE SCHEDULES. From the date of this Agreement until Closing, FNBM will promptly revise and supplement the Schedules to this Agreement prepared by or on behalf of FNBM to ensure that such Schedules remain accurate and complete. Notwithstanding anything to the contrary contained herein, supplementation of such Schedules following the execution of this Agreement will not be deemed a modification of FNBM's representations or warranties contained in this Agreement.

     4.1.10 ACQUISITION PROPOSAL. FNBM agrees that it will not, and FNBM will direct and use its best efforts to cause its directors, officers, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it) to not, initiate, solicit, encourage or take any other action to facilitate any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of FNBM) with respect to an Acquisition Event (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or, except to the extent legally required for the discharge by the board of directors of its fiduciary duties as advised in writing by such board's counsel, engage in any negotiations concerning, or provide any confidential information or data to any Person relating to, an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. FNBM will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. FNBM will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 4.1.10. FNBM will notify GBCI immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations are sought to be initiated or continued with FNBM.

     4.1.11 STATUS OF TITLE/LEASEHOLD INTERESTS. FNBM will provide GBCI, no later than 30 days after the Execution Date, title reports for the Real Property issued by title insurance companies reasonably satisfactory to the parties (the "Title Companies"). These title reports must show the current status of title to the Real Property. Within 15 days after the date on which FNBM delivers all of the title reports to GBCI for its review, GBCI will inform FNBM in writing whether, and in what manner, it objects to any of the exceptions to title shown on any of the title reports. FNBM will, within 10 days of the date on which it receives the written notice of objection from GBCI, inform GBCI if there are any objections that it is unable to remove at or prior to Closing. FNBM will not, however, be obligated to remove exceptions that are non-monetary exceptions that do not interfere with the use of the properties as bank branch locations. At Closing, if requested by GBCI, FNBM will cause the Title Companies to provide GBCI with standard coverage title insurance policies issued with respect to each of the Properties, in an amount commensurate with the value of each such Property as agreed upon by GBCI and FNBM, dated as of the Effective Date, insuring that each such Real Property is unencumbered by any Liens, other than Liens for taxes not yet delinquent and other exceptions to title as set forth in the title reports as approved by GBCI.

     4.1.12 DIRECTORS' AND OFFICERS' LIABILITY. Before the Effective Date, FNBM will notify its directors' and officers' liability insurers of the Merger and of all pending or threatened claims, actions, suits, proceedings or investigations asserted or claimed against any Person entitled to indemnification pursuant to Section 6.4 and known to FNBM, or circumstances reasonably deemed by GBCI to be likely to give rise thereto, in accordance with terms and conditions of the applicable policies.

     4.1.13 REVIEW OF LOANS. FNBM will permit GBCI to conduct an examination of FNBM's loans to determine credit quality and the adequacy of FNBM's ALLL. GBCI will have continued access to such loans through Closing to update the examination. At GBCI's reasonable request, FNBM will provide GBCI with current reports updating the information set forth in Schedule 3.1.16.

     4.1.14 CONDUCT OF GBCI'S BUSINESS BEFORE CLOSING. GBCI will:

          (i) provide FNBM with prompt written notice of any events, individually or in the aggregate, that could have a Material Adverse Effect with respect to GBCI;


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

          (ii) conduct, and cause its Subsidiaries to conduct, their respective businesses in compliance with all material obligations and duties imposed on them by applicable federal and state laws; and

          (iii) maintain all books and records of it and its Subsidiaries, including all financial statements, in accordance with such accounting principles and practices consistent with those used for the GBCI Financial Statements, except for changes in such principles and practices required under GAAP.

4.2  REGISTRATION STATEMENT.

     4.2.1 PREPARATION OF REGISTRATION STATEMENT.

          (i) A Registration Statement on Form S-4 (together with any amendments or supplements, the "Registration Statement") will be filed by GBCI with the SEC under the Securities Act for registration of the GBCI Shares to be issued in the Merger, and the parties will prepare a related prospectus/proxy statement ("Prospectus/Proxy Statement") to be mailed, together with any amendments and supplements thereto, to FNBM's shareholders.

          (ii) The parties will cooperate with each other in preparing the Registration Statement and Prospectus/Proxy Statement, and will use their best efforts to obtain the clearance of the SEC, any appropriate state securities regulators and any other required regulatory approvals, to issue the Prospectus/Proxy Statement.

          (iii) Nothing will be included in the Registration Statement or the Prospectus/Proxy Statement or any proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld. When the Registration Statement becomes effective, and at all times subsequent to such effectiveness (up to and including the date of the FNBM Meeting), all information set forth in the Registration Statement that is or to be furnished by or on behalf of GBCI relating to GBCI and by or on behalf of FNBM relating to FNBM, (1) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (2) will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary to make the statements in the Registration Statement not misleading; provided, however, that in no event will any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement where such statement or omission, as the case may be, was made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

          (iv) GBCI will pay all fees and costs associated with the preparation by GBCI's counsel (and other professional advisors) and the filing of the Registration Statement. FNBM will pay all costs associated with its review and preparation of the Registration Statement and the Prospectus/Proxy Statement. FNBM will pay the costs associated with the printing and mailing of the Prospectus/Proxy Statement to its shareholders and any other direct costs incurred by it in connection with the Prospectus/Proxy Statement.


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     4.2.2 SUBMISSION TO SHAREHOLDERS.

          (i) GBCI and FNBM will submit the Prospectus/Proxy Statement to, and will use their best efforts in good faith to obtain the prompt approval of the Prospectus/Proxy Statement by, all applicable regulatory authorities. The parties will provide each other with copies of such submissions for review.

          (ii) FNBM will promptly take the actions necessary in accordance with applicable law and its articles of association and bylaws to convene a shareholders' meeting to consider the approval of this Agreement and to authorize the transactions contemplated by this Agreement (such meeting and any adjournment or postponement thereof, the "FNBM Meeting"). The FNBM Meeting will be held on the earliest practical date after the date the Prospectus/Proxy Statement may first be sent to FNBM's shareholders without objection by applicable governmental authorities. Except as otherwise required to comply with the fiduciary responsibilities of the board of directors, FNBM's board of directors and officers will recommend approval of the Merger to FNBM's shareholders.

4.3  AFFILIATE LETTERS.

     4.3.1 AFFILIATE LIST. Certain persons may be deemed "affiliates" of FNBM under Rule 145 of the Securities Act. Set forth in Schedule 4.3.1 is a list of names and addresses of FNBM's "affiliates" with respect to the Merger within the meaning of Rule 145. Before the date that the Registration Statement is filed with the SEC, FNBM will deliver, or cause to be delivered, to GBCI a letter, dated as of the date of its delivery and in the form attached as Exhibit A, from each of these "affiliates" and from any additional person who becomes an "affiliate" before the Effective Date and after the Execution Date of this Agreement.

     4.3.2 RESTRICTIVE LEGENDS. GBCI will place a restrictive legend on all certificates representing GBCI Shares to be received by an "affiliate" so as to preclude their transfer or disposition in violation of the affiliate letters. GBCI will also instruct its transfer agent not to permit the transfer of those shares and to take any other steps reasonably necessary to ensure compliance with Rule 145.

4.4 SUBMISSION TO REGULATORY AUTHORITIES. Representatives of GBCI will prepare and file with applicable regulatory agencies, applications for approvals, waivers or other actions deemed necessary or desirable, in the opinion of counsel, in order to consummate the Merger. GBCI will use its best efforts to file such regulatory applications within 45 days following the Execution Date. GBCI will provide copies of such applications for review by FNBM prior to their submission to the applicable regulatory authorities. These applications are expected to include:

          (i) An application or waiver request to the Federal Reserve and related filings regarding the Merger.

          (ii) An application to the OCC and related filings and coordination with respect to the Merger and the formation of New Bank.

4.5 PUBLIC ANNOUNCEMENTS. Subject to written advice of legal counsel with respect to legal requirements relating to public disclosure of matters related to the subject matter of this Agreement, the timing and content of any announcements, press releases or other public


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

     statements concerning the Merger will occur upon, and be determined by, the mutual consent of FNBM and GBCI.

4.6 CONSENTS. Each party to this Agreement will use its best efforts to obtain the timely consent or approval of any Person whose consent or approval is required in order to permit GBCI, New Bank and FNBM to consummate the Merger.

4.7 FURTHER ACTIONS. The parties to this Agreement will use their best efforts in good faith to make all such arrangements, do or cause to be done all such acts and things, and execute and deliver all such certificates and other instruments and documents as may be reasonably necessary or appropriate in order to consummate the Merger promptly.

4.8  NOTICE. The parties will provide each other with prompt written notice of:

          (i) Any events that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to them.

          (ii) The commencement of any proceeding against any one or more of them by or before any court or governmental agency that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to any one or more of them.

          (iii) In the case of FNBM, the acquisition of an ownership or leasehold interest in any real property (except as disclosed in Schedule 3.1.6), as specified in Section 4.1.2.

4.9 CONFIDENTIALITY. Subject to the requirements of law, each party will keep confidential, and will exercise its best efforts to cause its representatives to keep confidential, all information and documents obtained pursuant to this Agreement unless such information (i) is required by law to be disclosed, (ii) becomes available to such party from other sources not bound by a confidentiality obligation, (iii) is disclosed with prior written approval of the party to which such information pertains or is disclosed in a legal action between the parties relating to the Merger, or (iv) is or becomes public without fault of the subject party. If this Agreement is terminated or the Merger otherwise fails to be consummated, each party to this Agreement will promptly (i) return to the other all confidential documents obtained from them and (ii) not use or disclose any nonpublic information obtained under this Agreement or in connection with the Merger.

4.10 BLUE SKY FILINGS. GBCI will use its best efforts to obtain, prior to the effective date of the Registration Statement, any necessary state securities laws or "Blue Sky" permits and approvals.

4.11 TAX TREATMENT. Neither GBCI and its Subsidiaries nor FNBM will take or cause to be taken any action that would or could reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

4.12 BEST EFFORTS. Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger by September 30, 2006.

4.13 GBCI ASSISTANCE WITH REGULATORY COMPLIANCE. Between the Execution Date and the Effective Date, GBCI will use reasonable efforts to provide FNBM such assistance and cooperation as may


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     be reasonably requested by FNBM related to FNBM's compliance with applicable laws, regulations, or regulatory policies, including those matters set forth on Schedule 3.1.9. It is anticipated that such assistance and cooperation of GBCI will include causing GBCI employees experienced in regulatory compliance matters to assist FNBM in implementing necessary policies and procedures, causing such employees to assist FNBM in complying with policies, procedures and regulatory requirements and causing those employees to assist FNBM in communications with the OCC regarding compliance with applicable laws, regulations, or regulatory policies. Notwithstanding the provisions of this Section 4.13, the parties acknowledge that it is ultimately the responsibility of FNBM and its management to address regulatory compliance concerns.

4.14 NEW BANK AS PARTY TO AGREEMENT. It is intended that the New Bank, upon its formation, will become a party to this Agreement by executing the addendum to the signature page. Such action will require approval by the New Bank's board of directors, but will not require further approval by the board of directors of GBCI or FNBM.

                                   SECTION 5.
                            APPROVALS AND CONDITIONS

5.1 REQUIRED APPROVALS. The obligations of the parties to this Agreement are subject to the Regulatory Approvals; provided, however, that no such consent or approval will have imposed any condition or requirement not normally imposed in such transactions that, in the opinion of GBCI, would deprive GBCI of the material economic or business benefits of the Merger.

5.2 CONDITIONS TO OBLIGATIONS OF GBCI. All obligations of GBCI pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

     5.2.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties of FNBM contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing, and the representations and warranties of FNBM contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are qualified as to materiality will be true and correct at Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). FNBM will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of FNBM and dated as of Closing.

     5.2.2 COMPLIANCE. FNBM will have performed and complied in all material respects with all terms, covenants and conditions of this Agreement on or before Closing. FNBM will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of FNBM and dated as of Closing.

     5.2.3 TRANSACTION FEES STATEMENTS. FNBM has delivered to GBCI a statement, in a form reasonably satisfactory to GBCI, from each third party to whom FNBM has paid or owes FNBM Transaction Fees. Each statement must set forth the total costs and expenses paid or owing to the third party in connection with the consummation of the Merger. FNBM has delivered to GBCI its certificate, executed by a duly authorized officer of FNBM and


                                      xxxiv
          dated as of Closing, stating the total FNBM Transaction Fees and certifying that FNBM is in compliance with this Section 5.2.3.

     5.2.4 NO MATERIAL ADVERSE EFFECT. Since December 31, 2005, there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to FNBM.

     5.2.5 FINANCIAL CONDITION. The following will be true and the certificate of FNBM referred to in Section 5.2.2 will so state:

          (i) FNBM's ALLL, in the opinion of FNBM and GBCI management and as adjusted for any increases or charge-offs reasonably required by BKD, LLP or GBCI, is adequate to absorb anticipated loan losses.

          (ii) The FNBM Capital will not be less than $8.5 million at Closing.

          (iii) The aggregate deposits of FNBM, excluding (1) certificates of deposit (or equivalents) of $100,000 or more and (2) brokered deposits, will not be less than $47 million at Closing.

     5.2.6 NO GOVERNMENTAL PROCEEDINGS. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Merger.

     5.2.7 OPINION OF COUNSEL. Counsel to FNBM has delivered to GBCI a legal opinion, containing the opinions set forth in Exhibit B to this Agreement and with reasonable and customary assumptions and limitations.

     5.2.8 REAL PROPERTY MATTERS. If requested, GBCI has received the irrevocable commitments by the Title Companies to issue the policies required under Section 4.1.11.

     5.2.9 CORPORATE AND SHAREHOLDER ACTION. Each of the following will have approved the Merger:

          (a)  The Board of Directors of FNBM; and

          (b)  The shareholders of FNBM.

     5.2.10 APPOINTMENT TO BOARD OF DIRECTORS. FNBM's board of directors will have appointed Michael J. Blodnick to serve as a director of FNBM, to be effective upon consummation of the Merger.

     5.2.11 TAX OPINION. GBCI has, at GBCI's expense, obtained from Graham & Dunn PC and delivered to FNBM, an opinion addressed to FNBM and GBCI (in form and substance reasonably satisfactory to FNBM and its counsel, and subject to reasonable limitations, conditions and assumptions) substantially to the effect that:

          (i) The Merger will qualify as a reorganization within the meaning of IRC Section 368(a)(1)(A) and will qualify as a "forward triangular merger" under IRC Section 368(a)(2)(D).

          (ii) No gain or loss will be recognized by GBCI, New Bank or FNBM by reason of the Merger.

          (iii) Holders of FNBM Common Stock who receive solely GBCI Common Stock in exchange for their shares of FNBM Common Stock pursuant to the Merger will not recognize gain or loss on the exchange. If any such stockholders receive cash in lieu of a fractional share interest in FNBM Common Stock, such stockholders will be treated as having received a fractional share of GBCI Common Stock in the Merger and having immediately exchanged that fractional share for cash in a taxable redemption by GBCI.

          (iv) Holders of FNBM Common Stock who receive solely cash in exchange for their shares of FNBM Common Stock, and who own those shares as capital assets and who do not actually or constructively own shares of GBCI after the Merger, will recognize capital gain or loss. The amount of such gain or loss will be equal to the difference between the amount of cash received and the stockholder's aggregate tax basis for such shares of FNBM Common Stock. The gain or loss will be long-term capital gain or loss if such shares of FNBM Common Stock were held for more than one year.

          (v) A holder of FNBM Common Stock who receives both GBCI Common Stock and cash consideration in exchange for his, her or its shares of FNBM Common Stock will recognize gain, but not loss, to the extent of the lesser of the gain realized by such stockholder in the exchange or the amount of cash received by such stockholder in the exchange. Any gain recognized by a stockholder who owns his, her or its shares of FNBM Common Stock as capital assets will be treated as capital gain if the exchange is, with respect to the holder, either "substantially disproportionate" or "not essentially equivalent to a dividend," each within the meaning of Code Section 302(b). The gain will be long-term capital gain if the shares of FNBM Common Stock were held for more than one year.

               The exchange will be "substantially disproportionate" with respect to a holder of FNBM Common Stock if, immediately after the Merger, the holder owns, actually and constructively, less than 50% of the total combined voting power of all classes of GBCI Common Stock entitled to vote and less than 80% of the percentage of GBCI Common Stock actually and constructively owned by the holder immediately before the Merger. For purposes of the foregoing determination, the holder is treated as if (i) all its shares of FNBM Common Stock were first exchanged in the Merger for shares of GBCI Common Stock, and (ii) a portion of those shares of GBCI Common Stock were then redeemed for the cash actually received in the Merger ("hypothetical exchange and redemption").

               Whether the exchange will be "not essentially equivalent to a dividend" with respect to a holder of FNBM Common Stock will depend on the holder's particular facts and circumstances.

     5.2.12 AFFILIATE LETTERS. GBCI has received the affiliate list and letters specified in Section 4.3.1.


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

     5.2.13 REGISTRATION STATEMENT. The Registration Statement, as it may have been amended, required in connection with the GBCI Shares, and as described in Section 4.2, has become effective, and no stop order suspending the effectiveness of such Registration Statement has been issued or remains in effect, and no proceedings for that purpose have been initiated or threatened by the SEC, the basis for which still exists.

     5.2.14 NO CHANGE IN LOAN REVIEW. FNBM has provided to GBCI the reports reasonably requested by GBCI under Section 4.1.13, and neither these reports nor any examinations conducted by GBCI under Section 4.1.13 reveal a change in either: (i) the information set forth in Schedule
          3.1.16 or (ii) information revealed during GBCI's previous examinations of FNBM's loans.

5.3 CONDITIONS TO OBLIGATIONS OF FNBM. All obligations of FNBM pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

     5.3.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties of GBCI contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing, and the representations and warranties of GBCI contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are qualified as to materiality will be true and correct at Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). GBCI will have delivered to FNBM a certificate to that effect, executed by a duly authorized officer of GBCI and dated as of Closing.

     5.3.2 COMPLIANCE. GBCI will have performed and complied with all terms, covenants and conditions of this Agreement on or before Closing. GBCI will have delivered to FNBM a certificate to that effect, executed by a duly authorized officer of GBCI and dated as of Closing.

     5.3.3 NO GOVERNMENTAL PROCEEDINGS. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Merger.

     5.3.4 NO MATERIAL ADVERSE EFFECT. Since December 31, 2005, there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to GBCI.

     5.3.5 TAX OPINION. The tax opinion specified in Section 5.2.11 has been delivered to FNBM.

     5.3.6 CORPORATE ACTION. Each of the following will have approved the
          Merger:

          (i)  The Boards of Directors of GBCI and New Bank; and

          (ii) GBCI, as sole shareholder of New Bank.


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

     5.3.7 REGISTRATION STATEMENT. The Registration Statement will have become effective as specified in Section 5.2.13.

     5.3.8 BLUE SKY FILINGS. GBCI has received the state securities laws or "Blue Sky" permits and approvals specified in Section 4.10.

     5.3.9 PAYMENTS TO THE EXCHANGE AGENT. GBCI will have deposited the Merger Consideration with the Exchange Agent.

     5.3.10 APPROVAL OF FNBM SHAREHOLDERS. The shareholders of FNBM will have approved the Merger.

                                   SECTION 6.
                        DIRECTORS, OFFICERS AND EMPLOYEES

6.1 DIRECTORS. As a condition to the execution of this Agreement, each member of FNBM's board of directors has entered into the written agreements described in Recital F. Such agreements will take effect at the Effective Date unless otherwise noted in the applicable agreement.

6.2 OFFICER'S EMPLOYMENT CONTRACT. At the Effective Date, the Employment Agreements described in Recital E will take effect.

6.3  EMPLOYEE BENEFIT ISSUES.

     6.3.1 COMPARABILITY OF BENEFITS. GBCI intends that its current personnel policies will apply to any current employees of FNBM who are retained after the Effective Date. Such retained employees will be eligible to participate in all of the benefit plans of GBCI that are generally available to similarly situated employees of GBCI in accordance with and subject to the terms of such plans, including the ability of GBCI employees to roll over employee loans from FNBM's 401(k) retirement plan to GBCI's 401(k) retirement plan. GBCI intends that as soon as practicable after consummation of the Merger, FNBM's existing benefit plans will be terminated.

     6.3.2 TREATMENT OF PAST SERVICE. For purposes of such participation, current employees' prior service with the FNBM will constitute prior service with GBCI for purposes of determining eligibility and vesting (including but not limited to vacation time).

     6.3.3 STAY BONUS PAYMENTS. On the tenth (10th) day following the Effective Date, GBCI will cause the Combined Bank to pay the bonuses, in the amounts and on the terms set forth on Exhibit C, to each employee of FNBM who was continually employed by FNBM for the period beginning on the Execution Date and ending on the Effective Date.

     6.3.4 SEVERANCE PAYMENTS. If the employment of an individual who is a FNBM employee as of the Execution Date is terminated after the Effective Date other than for "cause" (as defined in Exhibit D), or if such an individual terminates his or her employment after the Effective Date for "good reason" (as defined in Exhibit D), the Severance Plan for FNBM Employees set forth on Exhibit D will govern and such individual will be entitled to receive the severance payments and benefits specified in the Severance Plan.

     6.3.5 FNBM REGULAR BONUS PLAN. For the fiscal year ending December 31, 2006, each FNBM employee and FNBM director (other than Stanton Nielsen and David Alexander,


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

          each of whose 2006 bonus payment is addressed in his Employment Agreement) will be eligible to receive a cash bonus pursuant to FNBM's bonus criteria in effect as of the Execution Date, the timing of such payment to be consistent with prior years and past practice. Commencing in 2007, FNBM employees who remain employed by the Combined Bank will be eligible for such bonus plan(s) as may be adopted by the board of directors of the Combined Bank and approved by GBCI. Nothing in this Section 6.3.5 will be construed as guaranteeing specific bonus payments for individual employees.

     6.3.6 FNBM PROFIT SHARING PLAN. On or about June 30, 2006, FNBM will make its annual contribution to the FNBM Profit Sharing Plan for fiscal year 2006 in an amount consistent with prior years and past practice. After such annual contribution is made, no further amounts will be accrued for or paid under the FNBM Profit Sharing Plan.

     6.3.7 NO CONTRACT CREATED. Except as provided in Section 6.2, nothing in this Agreement will give any employee a right to continuing employment.

6.4 INDEMNIFICATION OF DIRECTORS AND OFFICERS. For a period of four (4) years from and after the Effective Date, GBCI will indemnify and defend each present and former director and officer of FNBM from and against any and all claims, losses, liabilities, judgments, fines, damages, costs, and expenses (including reasonable attorneys' fees) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, or investigative, arising out of actions or omissions accruing at or prior to the Effective Date, including, without limitation, the Merger contemplated by this Agreement, to the fullest extent that FNBM is currently permitted to indemnify (and advance expenses to) its directors and officers under applicable law and under its articles of association or bylaws in effect at the date of this Agreement. Any determination required to be made with respect to whether an officer's or director's conduct complies with the standard set forth under FNBM's articles of association or bylaws will be made by independent counsel (which will not be counsel that otherwise provides any services to GBCI or any of its Subsidiaries) selected by GBCI and reasonably acceptable to such officer or director. For a period of four (4) years after the Effective Date, GBCI will use reasonable efforts to cause to be maintained in effect (with reputable and financially sound insurers) director and officer liability insurance substantially similar to that maintained by GBCI with respect to claims arising from facts or events that occurred before the Effective Date.

                                   SECTION 7.
             TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION

7.1 TERMINATION BY REASON OF LAPSE OF TIME. If Closing does not occur on or before the Termination Date, either GBCI or FNBM may terminate this Agreement and the Merger if both of the following conditions are satisfied:

     (i) the terminating party's board of directors decides to terminate by a majority vote of its members; and

     (ii) the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination.

7.2  TERMINATION DUE TO GBCI AVERAGE CLOSING PRICE GREATER THAN $34.50.

     7.2.1 FNBM'S RIGHT TO TERMINATE. By specific action of its board of directors, FNBM may terminate this Agreement and the Merger by written notice to GBCI on the Business Day


                                      xxxix
          immediately following the Determination Date, if the GBCI Average Closing Price is greater than $34.50. (If GBCI declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Determination Date, the price for the GBCI Common Stock will be appropriately adjusted for the purpose of applying this Section 7.2.1).

          If FNBM elects to exercise its termination right pursuant to this
          Section 7.2.1, the provisions of Section 7.2.2 will apply.

     7.2.2 GBCI'S RIGHT TO ADJUST CONSIDERATION. If FNBM provides written notice to GBCI in accordance with Section 7.2.1, then within two Business Days following GBCI's receipt of such notice, GBCI may elect by written notice to FNBM to adjust the Total Stock Consideration through the issuance of additional GBCI Shares in an amount such that the Total Stock Consideration equals the number of shares of GBCI Common Stock that would have been issued had the GBCI Average Closing Price been $34.50.

          If GBCI makes such election to increase the number of GBCI Shares, no termination will occur pursuant to Section 7.2.1, and this Agreement will remain in effect according to its terms (except as the Total Stock Consideration has been adjusted).

7.3 TERMINATION DUE TO GBCI AVERAGE CLOSING PRICE LESS THAN $25.50 AND GLACIER UNDERPERFORMS MARKET.

     7.3.1 GBCI'S RIGHT TO TERMINATE. By specific action of its board of directors, GBCI may terminate this Agreement and the Merger by written notice to FNBM on the Business Day immediately following the Determination Date, if

          (i)  the GBCI Average Closing Price is less than $25.50; and

          (ii) The number obtained by dividing the GBCI Average Closing Price by $30.00 is less than the number obtained by (a) dividing the Final Index Value by the Initial Index Value and then (b) multiplying the quotient so obtained by 0.85.

               If GBCI declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Determination Date, the price for the GBCI Common Stock will be appropriately adjusted for the purpose of applying this Section 7.3.

               If GBCI elects to exercise its termination right pursuant to this
               Section 7.3.1, the provisions of Section 7.3.2 will apply.

     7.3.2 FNBM'S RIGHT TO ADJUST CONSIDERATION. If GBCI provides written notice to FNBM in accordance with Section 7.3.1, then within two Business Days following FNBM's receipt of such notice, FNBM may elect by written notice to GBCI to accept an adjustment to the Total Stock Consideration through the issuance of fewer GBCI Shares such that the Total Stock Consideration equals the number of shares of GBCI Common Stock that would have been issued had the GBCI Average Closing Price been $25.50.

          If FNBM makes such election to accept such decrease in the number of GBCI Shares, no termination will occur pursuant to Section 7.3.1, and this Agreement will remain in effect according to its terms (except as the Total Stock Consideration has been adjusted).


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

7.4 TERMINATION IN THE EVENT OF GBCI AVERAGE CLOSING PRICE LESS THAN $22.50 AND OVERALL MARKET DECLINE ADJUSTMENT. By specific action of its board of directors, FNBM may terminate this Agreement and the Merger by written notice to GBCI on the Business Day immediately following the Determination Date, if (i) the GBCI Average Closing Price is less than $22.50 and (ii) an Overall Market Decline Adjustment has occurred. (If GBCI declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Determination Date, the price for the GBCI Common Stock will be appropriately adjusted for the purpose of applying this
     Section 7.4).

7.5 OTHER GROUNDS FOR TERMINATION. This Agreement and the Merger may be terminated at any time before Closing (whether before or after applicable approval of this Agreement by FNBM's shareholders, unless otherwise provided) as follows:

     7.5.1 MUTUAL CONSENT. By mutual consent of FNBM and GBCI, if the board of directors of each party agrees to terminate by a majority vote of its members.

     7.5.2 NO REGULATORY APPROVALS. By either party, if the regulatory approvals required by Section 5.1 are denied (or if any such required approval is conditioned on a substantial deviation from the Merger); provided, however, that either party will have fifteen (15) Business Days following receipt of such denial to appeal the decision, and if such appeal is timely made, either party will have sixty (60) days to prosecute diligently and overturn such denial, and such other party may not terminate this Agreement pursuant to this Section 7.5.2 during such period of time.

     7.5.3 BREACH OF REPRESENTATION. By either party (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the representations or warranties set forth in this Agreement that are not qualified as to materiality or a breach of any of the representations or warranties set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such thirty day period; provided, however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.5.3 unless the breach of such representation or warranty, together with any other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section
          5.2.1 (in the case of a breach of a representation or warranty by FNBM) or Section 5.3.1 (in the case of a breach of a representation or warranty by GBCI). In the event of termination pursuant to this
          Section 7.5.3, the terminating party will be entitled to receive from the other party the Termination Fee.

     7.5.4 BREACH OF COVENANT. By either party (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the covenants or agreements set forth in this Agreement that are not qualified as to materiality or a breach of any of the covenants or agreements set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within thirty days


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

          following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such thirty day period. In the event of termination pursuant to this Section 7.5.4, the terminating party will be entitled to receive from the other party the Termination Fee; provided, however, that GBCI will not be entitled to collect the Termination Fee in the event of a breach of
          Section 4.1.11 caused by FNBM's inability (after good faith effort) to remove exceptions to title as provided for in that section.

     7.5.5 FAILURE TO RECOMMEND OR OBTAIN SHAREHOLDER APPROVAL. By GBCI (provided that GBCI is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement), if (i) FNBM's Board of Directors (a) fails to recommend to its shareholders the approval of the Merger or (b) modifies, withdraws or changes in a manner adverse to GBCI its recommendation to shareholders to approve the Merger; or (ii) regardless of whether FNBM's Board of Directors recommends to its shareholders the approval of the Merger, FNBM's shareholders elect not to approve the Merger.

     7.5.6 IMPRACTICABILITY. By either GBCI or FNBM, upon written notice given to the other party, if the board of directors of the party seeking termination under this Section 7.5.6 has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the Merger has become inadvisable or impracticable by reason of actions taken by the federal government or the government of the State of Utah to restrain or invalidate the Merger or this Agreement.

     7.5.7 DISSENTING SHARES. By GBCI, if holders of 10% or more of the outstanding shares of FNBM Common Stock are Proposed Dissenting Shares.

     7.5.8 SUPERIOR PROPOSAL - TERMINATION BY FNBM. By the board of directors of FNBM upon written notice to GBCI if such board of directors has in good faith determined that a Takeover Proposal constitutes a Superior Proposal; provided, however, that FNBM may not terminate this Agreement pursuant to this Section 7.5.8 unless (i) it has not breached Section 4.1.10, (ii) subsequent to delivering such notice of termination, it intends to enter into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal,
          (iii) it has provided GBCI at least five (5) days' prior written notice advising GBCI that the board of directors of FNBM is prepared to accept a Superior Proposal and has given GBCI, if it so elects, an opportunity to amend the terms of this Agreement (and negotiated with GBCI in good faith with respect to such terms) in such a manner as would enable FNBM's board of directors to proceed with the Merger, and
          (iv) simultaneously upon entering into such letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal referred to in clause (ii), it delivers to GBCI the Break-Up Fee.

     7.5.9 SUPERIOR PROPOSAL - TERMINATION BY GBCI. By GBCI upon written notice to FNBM if (i) an Acquisition Event will have occurred or (ii) a third party will have made a proposal to FNBM or its shareholders to engage in or entered into an agreement with respect to an Acquisition Event, and this Agreement and the Merger are not approved at the FNBM Meeting.

7.6 TERMINATION FEE PAYABLE BY FNBM. Due to expenses, direct and indirect, incurred by GBCI in negotiating and executing this Agreement and in taking steps to effect the Merger, FNBM will pay to GBCI $200,000 (the "Termination Fee") if GBCI terminates this Agreement pursuant to xlii

     Sections 7.5.3 (breach of representation) or 7.5.4 (breach of covenant). If the Termination Fee becomes payable pursuant to this Section 7.6, it will be payable on GBCI's demand and must be paid by FNBM within three Business Days following the date of GBCI's demand.

7.7 TERMINATION FEE PAYABLE BY GBCI. Due to expenses, direct and indirect, incurred by FNBM in negotiating and executing this Agreement and in taking steps to effect the Merger, GBCI will pay to FNBM the Termination Fee if FNBM terminates this Agreement pursuant to Sections 7.5.3 (breach of representation) or 7.5.4 (breach of covenant). If the Termination Fee becomes payable pursuant to this Section 7.7, it will be payable on FNBM's demand and must be paid by GBCI within three Business Days following the date of FNBM's demand.

7.8 BREAK-UP FEE. If (a) this Agreement is terminated pursuant to Section 7.5.5(i) (Failure to Recommend Shareholder Approval), Section 7.5.8 (Superior Proposal - Termination by FNBM), or Section 7.5.9(i) (Superior Proposal - Termination by GBCI - Immediate Acquisition Event), then FNBM will immediately pay to GBCI $1 million (the "Break-Up Fee"). If this Agreement is terminated pursuant to Section 7.5.9(ii) (Superior Proposal - Termination by GBCI -Subsequent Acquisition Event) and prior to or within six months after such termination, FNBM enters into an agreement, or publicly announces an intention, to engage in an Acquisition Event, or within twelve months after such termination an Acquisition Event will have occurred, then FNBM will promptly pay to GBCI the Break-Up Fee.

7.9 COST ALLOCATION UPON TERMINATION. In connection with the termination of this Agreement under this Section 7, except as provided in Sections 7.6 and 7.7, GBCI and FNBM will each pay its own out-of-pocket costs incurred in connection with this Agreement and will have no other liability to the other party. The parties agree that the agreements herein with respect to the Termination are integral parts of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty.

                                   SECTION 8.
                                  MISCELLANEOUS

8.1 NOTICES. Any notice, request, instruction or other document to be given under this Agreement will be in writing and will be delivered personally or sent by registered or certified mail or overnight Federal Express service, postage prepaid, addressed as follows:

          Glacier:          Glacier Bancorp, Inc.
                            49 Commons Loop
                            Kalispell, Montana 59901
                            Attn: Michael J. Blodnick
                                  President and CEO

          with a copy to:   Graham & Dunn PC
                            Pier 70
                            2801 Alaskan Way Suite 300
                            Seattle, Washington 98121-1128
                            Attn: Stephen M. Klein, Esq.
                                  Kimberly F. Stephan, Esq.


                                      xliii

          FNBM:             First National Bank of Morgan
                            120 North State Street
                            Morgan, Utah  84050
                            Attn: Stanton Nielsen
                                  President

          with a copy to:   Rothgerber, Johnson & Lyons LLP
                            One Tabor Center, Suite 3000
                            1200 Seventeenth Street
                            Denver, Colorado 80202-5855
                            Attn: Kevin Kelly, Esq.
                                  Tennyson Grebenar, Esq.

     or to such other address or person as any party may designate by written notice to the other given under this Section.

8.2 WAIVERS AND EXTENSIONS. Subject to Section 9, GBCI or FNBM may grant waivers or extensions to the other party, but only through a written instrument executed by the President and/or CEO of the party granting the waiver or extension. Waivers or extensions that do not comply with the preceding sentence are not effective. In accordance with this Section 8.2, a party may extend the time for the performance of any of the obligations or other acts of any other party, and may waive:

     (a) any inaccuracies of any other party in the representations and warranties contained in this Agreement or in any document delivered in connection with this Agreement;

     (b)  compliance with any of the covenants of any other party; and

     (c) any other party's performance of any obligations under this Agreement and any other condition precedent set out in Section 5.

8.3 CONSTRUCTION AND EXECUTION IN COUNTERPARTS. Except as otherwise expressly provided in this Agreement, this Agreement: (i) covers the entire understanding of the Parties, and no modification or amendment of its terms or conditions will be effective unless in writing and signed by the Parties or their respective duly authorized agents; (ii) will not be interpreted by reference to any of the titles or headings to the Sections or Subsections of this Agreement, which have been inserted for convenience only and are not deemed a substantive part of this Agreement; (iii) is deemed to include all amendments to this Agreement, each of which is made a part of this Agreement by this reference; and (iv) may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document. References in this Agreement to Recitals, Sections, Subsections or Schedules are references to the Recitals, Sections, Subsections and Schedules of and to this Agreement unless expressly stated otherwise.

8.4 SURVIVAL OF REPRESENTATIONS, WARRANTIES, AND COVENANTS. Except as set forth below, the representations, warranties, agreements and covenants set forth in this Agreement will not survive Closing or termination of this Agreement, except that (i) Section 4.9 (Confidentiality), Sections 7.6 and
     7.7 (Termination-Related Fees), Section 7.8 (Break-Up Fee), Section 7.9 (Cost Allocation Upon Termination), and Sections 8.3 through 8.8 will survive termination; and (ii) the covenants and other agreements in this Agreement that impose duties or obligations on the parties following xliv

     Closing, including Section 6.3 (Employee Benefit Issues) and Section 6.4 (Indemnification), will survive Closing. Except as specifically set forth in the preceding sentences, none of the representations, warranties, agreements or covenants contained in this Agreement will survive Closing, and neither GBCI nor FNBM will have any rights or remedies after Closing with respect to any breach of any such representations, warranties, agreements or covenants.

8.5 ATTORNEYS' FEES AND COSTS. In the event of any dispute or litigation with respect to the terms and conditions or enforcement of rights or obligations arising by reason of this Agreement or the Merger, the substantially prevailing party in any such litigation will be entitled to reimbursement from the other party of its costs and expenses, including reasonable attorneys' fees.

8.6 ARBITRATION. At either party's request, the parties must submit any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement, to arbitration under the American Arbitration Association's rules then in effect (or under any other form of arbitration mutually acceptable to the parties). A single arbitrator agreed on by the parties will conduct the arbitration. If the parties cannot agree on a single arbitrator, each party must select one arbitrator and those two arbitrators will select a third arbitrator. This third arbitrator will hear the dispute. The arbitrator's decision is final (except as otherwise specifically provided by law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator's decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. This prevailing party is entitled to reimbursement from the other party for its costs and expenses, including reasonable attorneys' fees. Any arbitration or related proceedings will take place in Salt Lake County, Utah.

8.7 GOVERNING LAW AND VENUE. This Agreement will be governed by and construed in accordance with the laws of the State of Utah, except to the extent that federal law may govern certain matters. The parties must bring any legal proceeding arising out of this Agreement in Salt Lake County, Utah. Each party consents to and submits to the jurisdiction of any local state or federal court located in Salt Lake County, Utah.

8.8 SEVERABILITY. If a court determines that any term of this Agreement is invalid or unenforceable under applicable law, the remainder of this Agreement will not be affected thereby, and each remaining term will continue to be valid and enforceable to the fullest extent permitted by law.

8.9 NO ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to confer upon any person other than the parties any rights or remedies under this Agreement.

                                   SECTION 9.
                                   AMENDMENTS

     Subject to applicable law, this Agreement and the form of any attached Exhibit or Schedule may be amended upon authorization of the boards of directors of the parties, whether before or after the FNBM Meeting; provided, however, that after approval by FNBM's shareholders, no amendment will be made changing the form or reducing the amount of consideration to be received by the shareholders of FNBM without the further approval of such shareholders. All amendments, modifications, extensions xlv
and waivers must be in writing and signed by the party agreeing to the amendment, modification, extension or waiver.

                         [signatures on following pages]


                                      xlvi

This Plan and Agreement of Merger is dated as of the 31st day of May, 2006.

                                        GLACIER BANCORP, INC.


                                        By: /s/ Michael J. Blodnick
                                            ------------------------------------
                                            Michael J. Blodnick, President and
                                            CEO


                                        FIRST NATIONAL BANK OF MORGAN


                                        By: /s/ Stanton Nielsen
                                            ------------------------------------
                                            Stanton Nielsen, President


                                      xlvii

ADDENDUM TO BE SIGNED UPON FORMATION OF NEW FIRST NATIONAL BANK OF MORGAN:

This Plan and Agreement of Merger is ratified and entered into as of the _____ day of _____________, 2006.

                                        NEW FIRST NATIONAL BANK OF MORGAN


                                        By:
                                            ------------------------------------
                                        Its:
                                             -----------------------------------


                                     xlviii

                                                                      Appendix B

                   DISSENTERS' RIGHTS UNDER NATIONAL BANK ACT
                                  (12 USC 215A)

(b) Dissenting shareholders

          If a merger shall be voted for at the called meetings by the necessary majorities of the shareholders of each association or State bank participating in the plan of merger, and thereafter the merger shall be approved by the Comptroller, any shareholder of any association or State bank to be merged into the receiving association who has voted against such merger at the meeting of the association or bank of which he is a stockholder, or has given notice in writing at or prior to such meeting to the presiding officer that he dissents from the plan of merger, shall be entitled to receive the value of the share so held by him when such merger shall be approved by the Comptroller upon written request made to the receiving association at any time before thirty days after the date of consummation of the merger, accompanied by the surrender of his stock certificates.

(c) Valuation of shares

          The value of the shares of any dissenting shareholder shall be ascertained, as of the effective date of the merger, by an appraisal made by a committee of three persons, composed of

     (1) one selected by the vote of the holders of the majority of the stock, the owners of which are entitled to payment in cash;

     (2) one selected by the directors of the receiving association; and

     (3) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his shares, appeal to the Comptroller, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of the appellant.

(d) Application to shareholders of merging associations: appraisal by Comptroller; expenses of receiving association; sale and resale of shares; State appraisal and merger law

          If, within ninety days from the date of consummation of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party cause an appraisal to be made which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be, shall be paid by the receiving association. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by the receiving association. The shares of stock of the receiving association which would have been delivered to such dissenting shareholders had they not requested payment shall be sold by the receiving association at an advertised public auction, and the receiving association shall have the right to purchase any of such shares at such public auction, if it is the highest bidder therefor, for the purpose of reselling such shares within thirty days thereafter to such person or persons and at such price not less than par as its board of directors by resolution may determine. If the shares are sold at public auction at a price greater than the amount paid to the dissenting shareholders, the excess in such sale price shall be paid to such dissenting shareholders. The appraisal of such shares of stock in any State bank shall be determined in the manner prescribed by the law of the State in such cases, rather than as provided in this section, if such provision is made in the State law; and no such merger shall be in contravention of the law of the State under which such bank is incorporated. The provisions of this subsection shall apply only to shareholders of (and stock owned by them in) a bank or association being merged into the receiving association.

                                                                      Appendix C

(HOVDE FINANCIAL LOGO)

                                  May 31, 2006

Board of Directors
First National Bank of Morgan
120 North State Street
Morgan, UT 84050

Dear Members of the Board:

     We understand that First National Bank of Morgan ("FNBM"), a national banking association organized under the laws of the United States, with its principal office located in Morgan, UT, and Glacier Bancorp, Inc. ("GBCI"), a Montana corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, on its own behalf and on behalf of a national banking association to be formed by GBCI as its wholly owned subsidiary ("New Bank"), are about to enter into a Plan and Agreement of Merger (the "Agreement"), to be dated on or about May 31, 2006, pursuant to which FNBM will merge with and into New Bank, the separate legal existence of FNBM will cease, and FNBM and New Bank will become a single national banking association under the name "First National Bank of Morgan", which will be a wholly owned subsidiary of GBCI (the "Merger"). In connection with the Merger, in accordance with the provisions of, and subject to certain adjustments provided for in, the Agreement, on the Effective Date, all of the FNBM Common Stock issued and outstanding immediately prior to the Execution Date, except for Proposed Dissenting Shares, will, in the aggregate, automatically and without any action on the part of the holders thereof be converted into and represent the right to receive from GBCI: (i) Ten Million Dollars ($10,000,000), plus (ii) the number of GBCI Shares, rounded to the nearest thousandth, obtained by dividing (x) Ten Million Dollars ($10,000,000) by (y) the Glacier Average Closing Price(collectively, subject to any applicable adjustments, the "Merger Consideration"). Capitalized terms used, but not otherwise defined, herein shall have the same meaning ascribed to them in the Agreement. In connection with the Merger and the Agreement, you have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to be paid to the shareholders of FNBM.

     Hovde Financial, Inc. ("Hovde"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

www.hovde.com

1824 Jefferson Place, NW   1629 Colonial Parkway    222 N. Sepulveda Boulevard #1306   3908 S. Ocean Boulevard, Suite M122
Washington, DC 20036       Inverness, IL 60067      El Segundo, CA 90245               Highland Beach, FL 33487
Telephone 202.775.8109     Telephone 847.991.6622   Telephone 310-535-0030             Telephone 561.279.7199
Facsimile 202.293.5287     Facsimile 847.991.5928   Facsimile 310-535-9203             Facsimile 561.278.5856

Board of Directors
May 31, 2006
Page 2 of 4


     We were retained by FNBM to act as its financial advisor in connection with the Agreement and the Merger. We will receive compensation from FNBM in connection with our services, a significant portion of which is contingent upon the consummation of the Merger. Additionally, FNBM has agreed to indemnify us for certain liabilities arising out of our engagement.

     During the course of our engagement and for the purposes of the opinion set forth herein, we have:

     (i)  reviewed the Agreement and all attachments thereto;

     (ii) reviewed certain historical publicly available business and financial information concerning FNBM and GBCI;

     (iii) reviewed certain internal financial statements and other financial and operating data concerning FNBM;

     (iv) held discussions with members of the senior management of FNBM and GBCI for the purpose of reviewing the future prospects of FNBM and GBCI, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings (the "Synergies") expected to be achieved as a result of the Merger;

     (v) reviewed historical market prices and trading volumes of GBCI Common Stock;

     (vi) reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant;

     (vii) analyzed the pro forma impact of the Merger on the combined company's earnings per share, consolidated capitalization and financial ratios; and

     (viii) performed such other analyses and considered such other factors as we have deemed appropriate.

     We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuations.

     In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by FNBM and GBCI and in the discussions with the managements of FNBM and GBCI. In that regard, we have assumed that the financial forecasts, including, without

Board of Directors
May 31, 2006
Page 3 of 4


limitation, the Synergies and projections regarding under-performing and nonperforming assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of FNBM and GBCI and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances made by the subsidiaries of FNBM and GBCI are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of FNBM, GBCI or their respective subsidiaries. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of FNBM, GBCI or any of their respective subsidiaries and we were not furnished with any such evaluations or appraisals.

     We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to FNBM, GBCI and their subsidiaries. In rendering this opinion, we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger and we have further assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on GBCI or the surviving corporations that would have a material adverse effect on the surviving corporations or the contemplated benefits of the Merger. We have also assumed that no change in applicable law or regulation would occur that would cause a material adverse change in the prospects or operations of GBCI or any of the surviving corporations after the Merger.

     Our opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

     We are not expressing any opinion herein as to the prices at which GBCI Shares issued in the Merger may trade if and when they are issued or at any future time, nor does our opinion constitute a recommendation to any holder of FNBM Common Stock as to how such holder should vote with respect to the Agreement at any meeting of holders of the FNBM Common Stock.

     This letter is solely for the information of the Board of Directors of FNBM and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to

Board of Directors
May 31, 2006
Page 4 of 4


this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of FNBM Common Stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

     Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration to be paid to the shareholders of FNBM pursuant to the Agreement is fair, from a financial point of view.

                                        Sincerely,


                                        /s/ Hovde Financial, Inc.
                                        ----------------------------------------
                                        HOVDE FINANCIAL, INC.